     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 28, 1996


                                                       REGISTRATION NO. 333-4610
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                AMENDMENT NO. 2
                                       TO
                                    FORM S-1

                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------
                          PRINTRAK INTERNATIONAL INC.
             (Exact name of registrant as specified in its charter)

         DELAWARE                       3577                      33-0070547
      (State or other             (Primary Standard            (I.R.S. Employer
      jurisdiction of                Industrial
     incorporation or        Classification Code Number)      Identification No.)
       organization)

              1250 NORTH TUSTIN AVENUE, ANAHEIM, CALIFORNIA 92807
                                 (714) 238-2000
          (Address, including zip code and telephone number, including area code, of registrant's principal executive offices)

                                RICHARD M. GILES
          CHAIRMAN OF THE BOARD, CHIEF EXECUTIVE OFFICER AND PRESIDENT
                          PRINTRAK INTERNATIONAL INC.
              1250 NORTH TUSTIN AVENUE, ANAHEIM, CALIFORNIA 92807
                                 (714) 238-2000
            (Name, address, including zip code and telephone number,
                   including area code, of agent for service)
                            ------------------------

                                   COPIES TO:

         Bruce Feuchter, Esq.                   Thomas A. Bevilacqua, Esq.
        Jeffrey B. Coyne, Esq.                   Bradford J. Shafer, Esq.
       William E. Garrett, Esq.                   Keith M. Roberts, Esq.
  Stradling, Yocca, Carlson & Rauth          Brobeck, Phleger & Harrison LLP
 660 Newport Center Drive, Suite 1600                   One Market
   Newport Beach, California 92660           San Francisco, California 94105
            (714) 725-4000                            (415) 442-0900

                            ------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  As soon as practicable after this Registration Statement becomes effective.
                            ------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /
                            ------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                          PRINTRAK INTERNATIONAL INC.
                             CROSS REFERENCE SHEET
                   PURSUANT TO ITEM 501(B) OF REGULATION S-K

                FORM S-1 ITEM NUMBER AND CAPTION                             PROSPECTUS LOCATION OR CAPTION
- ----------------------------------------------------------------  -----------------------------------------------------
       1.  Forepart of the Registration Statement and Outside
            Front Cover Page of Prospectus......................  Facing Page; Cross Reference Sheet; Outside Front
                                                                   Cover Page of Prospectus
       2.  Inside of Front and Outside Back Cover Pages of
            Prospectus..........................................  Inside Front Page of Prospectus; Additional
                                                                   Information
       3.  Summary Information, Risk Factors and Ratio of
            Earnings to Fixed Charges...........................  Prospectus Summary; Risk Factors
       4.  Use of Proceeds......................................  Prospectus Summary; Use of Proceeds
       5.  Determination of Offering Price......................  Outside Front Cover Page of Prospectus; Underwriting
       6.  Dilution.............................................  Dilution
       7.  Selling Security Holders.............................  Principal and Selling Stockholders
       8.  Plan of Distribution.................................  Outside Front Cover Page of Prospectus; Underwriting
       9.  Description of Securities to Be Registered...........  Prospectus Summary; Dividend Policy; Capitalization;
                                                                   Description of Capital Stock
      10.  Interest of Named Experts and Counsel................  Legal Matters; Experts
      11.  Information with Respect to Registrant...............  Prospectus Summary; Risk Factors; Use of Proceeds;
                                                                   Dividend Policy; Capitalization; Dilution; Selected
                                                                   Consolidated Financial Data; Management's Discussion
                                                                   and Analysis of Financial Condition and Results of
                                                                   Operations; Business; Management; Certain
                                                                   Transactions; Principal and Selling Stockholders;
                                                                   Description of Capital Stock; Shares Eligible for
                                                                   Future Sale; Consolidated Financial Statements
      12.  Disclosure of Commission Position on Indemnification
            for Securities Act Liabilities......................  Not Applicable

INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                   SUBJECT TO COMPLETION, DATED JUNE 28, 1996


                                     [LOGO]
                                2,500,000 SHARES
                                  COMMON STOCK


    Of the 2,500,000 shares of Common Stock offered hereby, 2,000,000 shares are being issued and sold by Printrak International Inc. ("Printrak" or the "Company") and 500,000 shares are being sold by the Selling Stockholders. See "Principal and Selling Stockholders." The Company will not receive any of the proceeds from the sale of shares by the Selling Stockholders. Prior to this offering, there has been no public market for the Common Stock of the Company. It is currently estimated that the initial public offering price of the Common Stock will be between $9.00 and $11.00 per share. See "Underwriting" for information relating to the method of determining the initial public offering price. The Common Stock has been approved for quotation on the Nasdaq National Market under the symbol "AFIS."

                              -------------------

        THE COMMON STOCK OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" COMMENCING ON PAGE 6.
                               -----------------
THESE  SECURITIES  HAVE  NOT  BEEN APPROVED  OR  DISAPPROVED  BY  THE SECURITIES
  AND  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR   HAS
     THE   COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  PASSED  UPON
      THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY    REPRESENTATION
                     TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                     UNDERWRITING                       PROCEEDS TO
                                      PRICE TO       DISCOUNTS AND     PROCEEDS TO        SELLING
                                       PUBLIC       COMMISSIONS (1)    COMPANY (2)     STOCKHOLDERS
Per Share........................         $                $                $                $
Total (3)........................         $                $                $                $

(1) The Company and the Selling Stockholders have agreed to indemnify the several Underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act"). See "Underwriting."

(2) Before deducting expenses payable by the Company, estimated at $770,000.

(3) The Company has granted to the Underwriters a 30-day option to purchase up to an additional 375,000 shares of Common Stock solely to cover over-allotments, if any. If the Underwriters exercise this option in full, the total Price to Public, Underwriting Discounts and Commissions, Proceeds
    to Company and Proceeds  to Selling Stockholders will  be $      , $       ,
    $     and $     , respectively.
                              -------------------

    The Common Stock is offered by the Underwriters as stated herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that delivery of such shares will be made through the offices of Robertson, Stephens & Company LLC ("Robertson, Stephens &
Company"), San Francisco, California, on or about       , 1996.

ROBERTSON, STEPHENS & COMPANY                                    COWEN & COMPANY

                  The date of this Prospectus is       , 1996.

                                     [Logo]



[Photo of Fingerprint, system operator at computer terminal, bordered by several enlarged computer generated fingerprint images.]



                                   AUTOMATED
                                  FINGERPRINT
                                 IDENTIFICATION
                                     SYSTEM


IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK OF THE COMPANY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

REAL-TIME
INTEGRATED AFIS
NETWORK
SOLUTION



Image of schematic, graphical diagram of an AFIS network with each component labeled.




Printrak's AFIS 2000 series of products are used in the law enforcement information systems market. These products represent a comprehensive fully-integrated systems architecture for the capture and input of images, image processing, search processing and database management.



Printrak systems provide real-time "one to many" search capabilities and are designed with a scalable architecture. This scalable systems architecture allows the customer to enhance processing capability as the size of the customer's database increases, without compromising performance.




BKS 2000 = Booking Station 2000
CCH = Computerized Criminal History
DSR 2000 = Digital Storage/Retrieval System
IS 2000 = Input Station 2000
LS 2000 = Latent Station 2000
LSS 2000 = Live-Scan Station 2000
MDS 2000 = Mugshot Display Station 2000
SP 2000 = Search Processor
TP 2000 = Transaction Processor 2000
VS 2000 = Verification Station 2000

Images of some of the
national flags in which the
Company does business.




WORLDWIDE
AFIS
USER SITES



BELGIUM - CANADA - CZECH REPUBLIC - DENMARK - GREECE - HUNGARY
IRELAND - MACAU - MALTA - NETHERLANDS - NORWAY - PORTUGAL
SWITZERLAND - UNITED KINGDOM - USA




[Picture of a mugshot monitor display]



Printrak systems provide law enforcement agencies with the ability to integrate several types of criminal records data, such as fingerprint, criminal history, mugshot and judicial records data using a single user platform.




[Picture of component parts]



Printrak's FP 2000 provides distributed
intelligent image processing. At the point of print capture the FP 2000 performs quality assessment, image enhancement, automatic extraction of fingerprint characteristics and automatic pattern classification. Real-time processing is made possible by its ability to process two billion operations per second.




[Picture of a live-scan station]



Live-scan stations are used for live capture and digitization of fingerprints.
Automated quality evaluation, print
classification and encoding take place at the station.




[Picture of a workstation]



The IS 2000 input workstation supports entry from paper cards. Search results can be reviewed on-screen, allowing operators to view print images and confirm matches.




[Picture of a data storage unit]



The DSR 2000 employs RAID technology which provides fault tolerant magnetic storage to hold fingerprint images, mugshots and other image and text data in very large databases, ranging in size from hundreds of gigabytes to multiple terabytes.




[Picture of a processor]



SP 2000 search processors provide high-
speed, processor-intensive comparison of fingerprint minutiae "maps."

    NO DEALER, SALES REPRESENTATIVE OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, ANY SELLING STOCKHOLDER OR ANY UNDERWRITER. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY SECURITIES OTHER THAN THE REGISTERED SECURITIES TO WHICH IT RELATES OR AN OFFER TO, OR A SOLICITATION OF, ANY PERSON IN ANY JURISDICTION WHERE SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF OR THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE HEREOF.

    UNTIL             , 1996  (25 DAYS FROM  THE DATE OF  THIS PROSPECTUS),  ALL
DEALERS EFFECTING TRANSACTIONS IN THE COMMON STOCK, WHETHER OR NOT PARTICIPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS DELIVERY REQUIREMENT IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

                              -------------------

                               TABLE OF CONTENTS

                                                                                                                PAGE
                                                                                                                -----
Prospectus Summary.........................................................................................           4
Risk Factors...............................................................................................           6
Use of Proceeds............................................................................................          14
Dividend Policy............................................................................................          14
Capitalization.............................................................................................          15
Dilution...................................................................................................          16
Selected Consolidated Financial Data.......................................................................          17
Management's Discussion and Analysis of Financial Condition and Results of Operations......................          18
Business...................................................................................................          24
Management.................................................................................................          38
Certain Transactions.......................................................................................          45
Principal and Selling Stockholders.........................................................................          46
Description of Capital Stock...............................................................................          47
Shares Eligible For Future Sale............................................................................          48
Underwriting...............................................................................................          50
Legal Matters..............................................................................................          52
Experts....................................................................................................          52
Additional Information.....................................................................................          52
Index to Consolidated Financial Statements.................................................................         F-1

                              -------------------

    The Company intends to furnish to its stockholders annual reports containing consolidated financial statements, audited by its independent auditors, and quarterly reports containing unaudited consolidated financial data for the first three quarters of each fiscal year.

    Printrak-Registered Trademark- and the whorl logo are registered trademarks of the Company, and BKS 2000, DSR 2000, FP 2000, IDS 2000, IS 2000, ISS 2000, LS 2000, LSS 2000, MDS 2000, MM 2000, MSS 2000, SMS 2000, SP 2000 and VS 2000 are
trademarks of the Company. This Prospectus also contains trademarks and tradenames of other companies.

    The Company  was  originally  formed in  1974  as  a business  unit  of  the
Navigation Systems division of Rockwell International. The business and technology of the Company were acquired by Thomas De La Rue and Company Limited in 1981, and the Company was incorporated in California in December 1984 as "De La Rue Printrak, Inc." In a series of transactions commencing in 1990 and ending in 1991, the Company was acquired by management and was subsequently renamed "Printrak International Incorporated." The Company was reincorporated in Delaware in March 1996. As used in this Prospectus, references to the "Company" and "Printrak" refer to Printrak International Inc. after giving effect to the reincorporation, to its predecessor entity and to its subsidiary, Printrak Limited, a United Kingdom corporation. The principal executive offices of the Company are located at 1250 North Tustin Avenue, Anaheim, California 92807. The Company's telephone number is (714) 238-2000, and the Company's address on the World Wide Web is http://www.printrakinternational.com.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION, INCLUDING "RISK FACTORS," AND CONSOLIDATED FINANCIAL STATEMENTS AND NOTES THERETO, APPEARING ELSEWHERE IN THIS PROSPECTUS.

                                  THE COMPANY

    The Company designs, develops and manufactures automated fingerprint identification systems (AFIS) primarily for use in law enforcement applications, as well as in emerging applications in civil and commercial markets. The Company believes that it is a leading worldwide supplier of AFIS systems, that it has developed some of the most advanced AFIS technology in the industry, and that it has sold systems which control more AFIS databases than any other company in the world. Printrak has been a leader in the development of AFIS technology since its inception as a division of Rockwell International, delivering the world's first commercially available automated fingerprint systems to the FBI in 1975, and launching a series of product innovations since that time, including the development and introduction of the world's first distributed real-time AFIS systems in 1994. The Company's AFIS systems have been sold in over 20 countries and are being utilized by over 150 local, state and federal agencies. For the fiscal year ended March 31, 1996, the Company had total revenues of $45.7 million.

    The Company seeks to offer full spectrum solutions that automate law enforcement workflow, from investigation to suspect booking through identification, legal processing, incarceration and release. The Company believes that its AFIS 2000 series of products provides customers with previously unavailable, real-time search and identification capabilities. An increasing number of law enforcement agencies have specified a requirement for systems which provide positive identification of suspects within five minutes after initiating a search. The Company believes that the law enforcement market considers this capability to be "real-time."

    The Company's sixth generation system, the AFIS 2000, represents a comprehensive fully integrated systems architecture for the capture and input of images, image processing, search processing, and database management and is comprised of: (i) WORKSTATIONS, for fingerprint input from hard copy or live-scan, and for data input, verification, latent search, and mugshot capture;
(ii) NETWORKS, which connect these remote devices to central sites; (iii) IMAGE PROCESSING TECHNOLOGY, for extracting searchable features from raw fingerprints;
(iv) SCALABLE SEARCH PROCESSING TECHNOLOGY, for matching these features against existing databases; and (v) SYSTEMS FOR STORAGE AND MANAGEMENT OF VERY LARGE DATABASES, ranging in size from hundreds of gigabytes to multiple terabytes, containing compressed fingerprint and other image data. The Company believes that it is the only provider of such a comprehensive, integrated AFIS system from a single source. In practical terms, the Company believes that the improved work flow and quicker identification provided by its systems can result in reduced costs and increased efficiency for law enforcement and civil and commercial agencies, as well as improved safety for the public.

    According to a 1995 report by G2 Research Inc., an independent market research firm, the U.S. market for law enforcement information systems was approximately $700 million in 1995 and is projected to grow to $1.6 billion by the year 2000. The market for law enforcement information systems is highly fragmented and is characterized by the increasing volatility of technology and by the emergence of standards on a national level. Demand for AFIS systems in this market is driven by the widespread existence of databases, the lack of integration among existing law enforcement databases, and the inadequacy of conventional batch processing methodologies.

    The Company's strategy is to capitalize on the growing market for law enforcement information systems and to complement this growth by: delivering configurable full-spectrum solutions from a single source; selling additional products and periodic system upgrades to its existing customer base; creating new applications within the law enforcement market which can benefit from access to centralized databases through existing infrastructure; extending AFIS technology into non-law enforcement markets; advancing its technological leadership through continued new product development efforts; and pursuing selective acquisitions of companies with complementary technologies or customer bases.

                                  THE OFFERING


Common Stock Offered by the Company...................  2,000,000 shares
Common Stock Offered by the Selling Stockholders......  500,000 shares
Common Stock Outstanding after the Offering...........  9,473,200 shares (1)
Use of Proceeds by the Company........................  To  repay  certain indebtedness,  to undertake capital expenditures,  to pursue  acquisitions
                                                        and  to increase  funds available  for working
                                                        capital purposes. See "Use of Proceeds."
Nasdaq National Market Symbol.........................  AFIS


                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (In thousands, except per share data)

                                                                                YEAR ENDED MARCH 31,
                                                               -------------------------------------------------------
                                                                 1992(2)      1993       1994       1995       1996
                                                               -----------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
    Revenues:
      System.................................................   $   5,821   $  19,711  $  17,910  $  17,553  $  35,806
      Maintenance............................................       5,760       7,327      8,208      9,246      9,911
                                                               -----------  ---------  ---------  ---------  ---------
        Total revenues.......................................      11,581      27,038     26,118     26,799     45,717
    Cost of system revenues (3)..............................       3,471      11,612      9,213     10,465     21,158
    Cost of maintenance revenues.............................       3,114       4,032      4,228      4,810      4,963
                                                               -----------  ---------  ---------  ---------  ---------
    Gross profit.............................................       4,996      11,394     12,677     11,524     19,596
    Operating expenses:
      Research, development and engineering..................       2,488         686      3,630      4,301      8,558
      Selling, general and administrative....................       3,513       5,722      7,028      7,320      9,776
                                                               -----------  ---------  ---------  ---------  ---------
        Total operating expenses.............................       6,001       6,408     10,658     11,621     18,334
    Operating income (loss)..................................      (1,005)      4,986      2,019        (97)     1,262
    Other income, net........................................         189       1,046        984      1,341        940
    Income before provision for income taxes and
     cumulative effect of accounting change..................        (816)      6,032      3,003      1,244      2,202
    Provision for income taxes...............................         233         244      1,001        218        366
                                                               -----------  ---------  ---------  ---------  ---------
    Income before cumulative effect of accounting change.....      (1,049)      5,788      2,002      1,026      1,836
    Cumulative effect of accounting change (4)...............          --          --      5,750         --         --
                                                               -----------  ---------  ---------  ---------  ---------
    Net income (loss)........................................   $  (1,049)  $   5,788  $   7,752  $   1,026  $   1,836
                                                               -----------  ---------  ---------  ---------  ---------
                                                               -----------  ---------  ---------  ---------  ---------
    Net income (loss) per share..............................   $   (0.15)  $    0.80  $    1.08  $    0.14  $    0.24
                                                               -----------  ---------  ---------  ---------  ---------
                                                               -----------  ---------  ---------  ---------  ---------
    Pro forma net income (5).................................                                                $   2,344
                                                                                                             ---------
                                                                                                             ---------
    Pro forma net income per share (5).......................                                                $    0.28
                                                                                                             ---------
                                                                                                             ---------

                                                                                                MARCH 31, 1996
                                                                                          --------------------------
                                                                                           ACTUAL    AS ADJUSTED (6)
                                                                                          ---------  ---------------
BALANCE SHEET DATA:
    Cash, cash equivalents and short-term investments...................................  $   3,518     $  15,597
    Working capital.....................................................................     10,916        23,796
    Total assets........................................................................     32,945        45,024
    Long-term liabilities...............................................................      5,614           219
    Total stockholders' equity..........................................................     14,428        32,703

- ------------------------------
(1) As of March 31, 1996, there were 1,261,009 shares of Common Stock issuable upon exercise of outstanding stock options, of which 356,529 were then exercisable at a weighted average exercise price of $5.79 per share, none of which are included except for options to purchase 150,000 shares at an exercise price of $2.50 per share which will be exercised concurrent with this Offering. Officers and directors own 97.6% and will own 71.6% of the shares of the Company, respectively, before and after the Offering. See "Principal and Selling Stockholders."

(2) Period covered is from May 10, 1991 through March 31, 1992.

(3) Amount in 1996 includes additional amortization of $832,000 due to a change in the estimated useful life of capitalized software development costs. See
    Note 2 of Notes to Consolidated Financial Statements.

(4) Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. The cumulative effect of the adoption of this statement resulted in the recognition of a $5,750,000 gain during the year ended March 31, 1994. See Note 2 of Notes to Consolidated Financial Statements.

(5) Pro forma net income and pro forma net income per share have been presented to reflect the effect of the elimination of interest expense, net of tax, associated with the repayment of $6.2 million of outstanding bank indebtedness and the reduction in compensation paid to Richard M. Giles by $450,000 to reflect the reconciliation of compensation paid to Mr. Giles in fiscal 1996 to that payable under Mr. Giles' Employment Agreement in fiscal 1997. See Note 2 of Notes to Consolidated Financial Statements.

(6) Adjusted to reflect the sale of the 2,000,000 shares of Common Stock offered by the Company hereby and the application of the net proceeds therefrom and the exercise by two selling stockholders of stock options covering 150,000 shares of Common Stock, 110,000 of which are being sold in this Offering. See "Capitalization" and "Use of Proceeds."

    UNLESS OTHERWISE INDICATED, ALL INFORMATION PRESENTED IN THIS PROSPECTUS REFLECTS THE SALE OF THE 2,000,000 SHARES OF COMMON STOCK OFFERED BY THE COMPANY HEREBY AT AN ASSUMED PUBLIC OFFERING PRICE OF $10.00 PER SHARE AND THE APPLICATION OF NET PROCEEDS THEREFROM AFTER DEDUCTING UNDERWRITING DISCOUNTS AND COMMISSIONS AND ESTIMATED OFFERING EXPENSES PAYABLE BY THE COMPANY, AND ASSUMES THE UNDERWRITERS' OVER-ALLOTMENT IS NOT EXERCISED. SEE "DESCRIPTION OF CAPITAL STOCK" AND "UNDERWRITING."

                                  RISK FACTORS

    In addition to the other information in this Prospectus, the following risk factors should be carefully considered in evaluating the Company and its business before purchasing shares of the Common Stock offered hereby. This Prospectus includes forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results predicted by such forward-looking statements due to various factors, including but not limited to those discussed below.

DEPENDENCE ON SERIES 2000 PRODUCTS AND AFIS MARKET

    The Company focuses primarily on automated fingerprint identification systems (AFIS) and has historically derived substantially all of its total revenues from such systems. Sales and maintenance of AFIS products are expected to continue to account for substantially all of the Company's total revenues for the foreseeable future. The Company expects that as its Series 2000 family of products matures, sales of such products will not continue to grow at historical rates, and there can be no assurance that the Company will be able to sustain the current level of such product sales. In addition, there can be no assurance that the market for AFIS products in general, or the Company's Series 2000 products in particular, will support the Company's planned operations in the future. Any decrease in the overall level of sales of, or the prices for, the Company's existing family of products due to introductions of products by the Company's present competitors, or due to increased competition from companies in the information and database management market, whether based on new technologies or new industry standards, a decline in the demand for AFIS products, product obsolescence or any other reason would have a material adverse effect on the Company's business, operating results and financial condition. See "Risk Factors -- Impact of Competition," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Technology" and "-- Products and Services."

    If the market for AFIS products fails to grow or grows more slowly than the Company currently anticipates, or if the Company's AFIS technology does not achieve significant market acceptance, or develops more slowly than the Company expects, the Company's business, operating results and financial condition could be materially adversely affected. See "Business -- Industry Background."

HISTORY OF QUARTERLY LOSSES; FLUCTUATIONS IN OPERATING RESULTS

    The Company has experienced operating and net losses in four of the eight fiscal quarters in the years ended March 31, 1995 and 1996. There can be no assurance that the Company will be consistently profitable on either a quarterly or annual basis. The Company's past operating results have been, and its future operating results will be, subject to fluctuations resulting from a number of factors, including the timing and size of orders from, and shipments to, major customers; delays in such shipments due to custom software requirements or file conversion requirements of customers; the timing of new product introductions by the Company or its competitors; variations in the mix of products sold by the Company; changes in pricing policies by the Company, its competitors or suppliers, including possible decreases in average selling prices of the Company's products in response to competitive pressures; the proportion of total revenues derived from competitive bid processes; the mix between sales to domestic and international customers; market acceptance of any new or enhanced versions of the Company's products; the availability and cost of key components; the availability of manufacturing capacity; and fluctuations in general economic conditions. The Company's system revenues in any period are generally derived from sales of products pursuant to large orders from a limited number of customers. As the Company's gross margins on such orders can differ substantially, the Company's overall gross margins may vary significantly on a period to period basis. In addition, gross margins may be adversely affected by competitive pressures, by customer requirements and by the introduction of new products and changes in product mix. Accordingly, there can be no assurance that the Company will be able to sustain satisfactory gross margins. The Company also may choose to reduce prices or to increase spending in response to competition or to pursue new market opportunities, all of which may adversely affect the Company's business, operating results and financial condition. In addition, the Company's system revenues have been characterized by seasonality, with a disproportionate amount of the Company's system revenues typically occurring in the third fiscal quarter. For example, in the quarter ended December 31, 1995, system revenues were $15.3 million as compared to $5.4 million in the preceding quarter and $9.9 million in the following quarter. The Company believes that the seasonality of its system revenues result primarily from the budgeting and purchasing cycles of its customers. As a result, the Company believes that period-to-period comparisons of its results of operations are not meaningful and cannot be relied upon as indications of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Quarterly Results of Operations." Due to all of the foregoing factors, the Company's operating results may be below the expectations of public market analysts and investors in some future quarters, which would likely result in a decline in the trading price of the Common Stock.

DEPENDENCE ON LARGE ORDERS; CUSTOMER CONCENTRATION; LENGTHY SALES CYCLE

    In any given fiscal year, the Company's revenues have principally consisted, and will continue to consist, of large orders from a limited number of customers. While the individual customer may vary from period to period, the
Company is nevertheless dependent upon these large orders for a substantial portion of its total revenues. During the fiscal year ended March 31, 1996, revenues from the State of Louisiana were $8.3 million, or 18.2% of the Company's total revenues. During the fiscal year ended March 31, 1995, revenues from the Criminal Intelligence Service of the Netherlands and the Royal Canadian Mounted Police were $2.7 million, or 10%, and $2.5 million, or 9.1%, respectively, of the Company's total revenues. During the fiscal year ended March 31, 1994, revenues from the Royal Canadian Mounted Police were $4.1 million, or 15.7% of total revenues. There can be no assurance that the Company will continue to obtain such large orders on a consistent basis. The Company's inability to obtain sufficient large orders would have a material adverse effect on the Company's business, operating results and financial condition. Moreover, the timing and shipment of such orders may cause the operating results of the Company in any given quarter to differ from projections of securities analysts, which could adversely affect the trading price of the Company's Common Stock. Losses arising from customer disputes regarding shipping schedules, product condition or performance, or the Company's inability to collect accounts receivable from any major customer could also have a material adverse effect on the Company's business, operating results and financial condition.

    The sale of the Company's products is often subject to delays associated with the lengthy approval processes that typically accompany large capital expenditures. The Company's total revenues depend in significant part upon the decision of a government agency to upgrade and expand existing facilities, alter workflows, and hire additional technical expertise in addition to procuring the Company's products, all of which involve a significant capital commitment as well as significant future support costs. The Company's systems therefore often have a lengthy sales cycle while the customer evaluates and receives approvals for the purchase of the Company's products, while existing workflows are augmented so as to properly assimilate the Company's system, and while the system is configured and shipped. Typically, six to twelve months may elapse between a new customer's initial evaluation of the Company's system and the execution of a contract. Another year may elapse prior to shipment of the system as the customer site is prepared and file conversion services are completed. During this period, the Company expends substantial funds and management effort yet receives no associated revenue. Any significant failure by the Company to execute a contract after expending such funds and effort could have a material adverse effect on its business, operating results and financial condition. It may be difficult to accurately predict the sales cycle of any large order. In the event one or more large orders fail to be shipped as forecasted for a fiscal quarter, the Company's total revenues and operating results for such quarter could be materially adversely affected. See "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Overview" and "-- Quarterly Results of Operations."

DEPENDENCE ON CAPITAL SPENDING BY PUBLIC AGENCIES; PUBLIC AGENCY CONTRACT CONSIDERATIONS

    Substantially all of the Company's total revenues are derived from the sale and maintenance of AFIS products delivered to domestic and foreign governmental agencies, particularly law enforcement agencies. The decision to purchase an AFIS system generally involves a significant commitment of capital, with the attendant delays frequently associated with significant capital expenditures. The Company's future performance is directly dependent upon the capital expenditure budgets of its customers and the continued demand by such customers for AFIS products. Many domestic and foreign governmental agencies have experienced budget deficits that have also led to significant reductions in capital expenditures in certain areas. The Company's operations may in the future be subject to substantial period-to-period fluctuations as a consequence of such industry patterns and other factors affecting capital spending. There can be no assurance that such factors will not have a material adverse effect on the Company's business, operating results and financial condition. In the United States, there has been a buildup of law enforcement agencies' capacities through substantial capital expenditures in recent years, which has contributed to the growth of the Company's total revenues. There can be no assurance that such buildup will be sustained in the future.

    As public agencies, the Company's prospective customers are also subject to public agency contract requirements which vary from jurisdiction to jurisdiction. Future sales to public agencies will depend on the Company's ability to meet public agency contract requirements, certain of which may be onerous or even impossible for the Company to satisfy. In addition, public agency contracts are frequently awarded only after formal competitive bidding processes, which have been and may continue to be protracted, and typically contain provisions that permit cancellation in the event that funds are unavailable to the public agency. There can be no assurance that the Company will be awarded any of the contracts for which its products are bid or, if awarded, that substantial delays or cancellations of purchases will not result from protests initiated by losing bidders. See "Business -- Sales and Marketing."

RISK ASSOCIATED WITH EXPANSION INTO ADDITIONAL MARKETS; RELIANCE ON TEAMING ARRANGEMENTS

    The Company believes that its future performance is dependent in part upon the Company's ability to successfully develop and commercialize products based upon its AFIS technology for use outside of the law enforcement market. For example, the Company believes that potential civil and commercial applications for its AFIS technology include detection of welfare fraud, voter registration and identification, verification of immigration status, drivers' license identification and verification of eligibility for pension benefits. There can be no assurance that the Company can successfully develop products for these or any other applications, that any such products will be capable of being produced in commercial quantities at reasonable cost, or that any such products will achieve market acceptance. In order to pursue civil and commercial applications, where appropriate, the Company intends to enter teaming arrangements with third party system integrators. There can be no assurance regarding the performance of such third parties, or the overall success, if any, of such teaming arrangements. See "Business -- Business Strategy."

RISK OF SYSTEM DEFECTS; FAILURE TO MEET PERFORMANCE CRITERIA

    Software as complex as that incorporated in the Company's systems frequently contains errors or failures, especially when first introduced or when new versions are released. Although the Company conducts extensive testing, it has in the past released systems that contain defects, has discovered software errors in certain of its enhancements and applications after their introduction and, as a result, has experienced delays in recognizing revenues and higher operating expenses during the period required to correct these errors. The Company's products are generally intended for use in law enforcement operations. As a result, the Company believes that its law enforcement customers have a greater sensitivity to system defects than does the average consumer of software products. In addition, the Company's contracts typically provide that the Company's products are warranted to meet certain performance criteria concerning response time and system availability. Failure of a customer's system to meet these performance criteria could constitute a material breach of such contract. Although to date the Company has not experienced material adverse effects resulting from any software errors or performance failures, there can be no assurance that, despite testing by the Company and by current and potential customers, errors or performance failures will not occur in new enhancements or applications after commencement of commercial shipments, resulting in loss of revenue or delay in market acceptance, diversion of development resources, damage to the Company's reputation, or increased service and warranty costs, any of which could have a material adverse effect upon the Company's business,
operating  results   and  financial   condition.   See  "Business   --   Product
Development."

DEPENDENCE ON SOLE SOURCE SUPPLIERS AND INDEPENDENT CONTRACT MANUFACTURERS

    The Company purchases certain components used in its systems from third parties, including computer workstations, magnetic storage devices, monitors, circuit boards and integrated circuits. The Company's dependence on third-party suppliers involves several risks, including limited control over pricing, availability, quality and delivery schedules. In addition, the Company is dependent on sole-source suppliers for certain critical components, such as the digital signal processor MVP integrated circuits procured from Texas Instruments Corporation and workstations procured from Digital Equipment Corporation. The Company generally purchases sole-sourced components pursuant to purchase orders placed in the ordinary course of business and has no guaranteed supply arrangements with any of its sole-source suppliers. Because of the

Company's reliance on these vendors, the Company may also be subject to increases in component costs which could have a material adverse affect on its business, operating results and financial condition. Any delays or shortages of such components could cause delays in the shipment of the Company's systems. The Company has not experienced any significant delays in deliveries from its sole source suppliers, however, no assurance can be given that the Company will not experience delays in deliveries of components from such suppliers in the future. In addition, there can be no assurance that the Company will not experience quality control problems, supply shortages or price increases with respect to one or more of these components in the future. Any quality control problems, interruptions in supply or component price increases with respect to one or more components could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Manufacturing."

    The Company relies on independent contract manufacturers for the manufacture and assembly of certain of its products and components, such as RAID systems, printed circuit board assemblies and optical scanning subsystems. In addition, the Company subcontracts certain development activities to third parties. Reliance on independent contract manufacturers and subcontractors involves several risks, including the potential inadequacy of capacity, the unavailability of or interruptions in access to certain process technologies and reduced control over product quality, delivery schedules, manufacturing yields and costs. Shortages of raw materials to or production capacity constraints at the Company's contract manufacturers could negatively affect the Company's ability to meet its production obligations and result in increased prices for affected parts. Any such reduction or constraint may result in delays in shipments of the Company's products or increases in the prices of components, either of which could have a material adverse effect on the Company's business, operating results and financial condition. The Company's agreements with its current contract manufacturers generally provide that such agreements may be terminated by the contract manufacturer with limited notice. The unanticipated loss of any of the Company's contract manufacturers could cause delays in the Company's ability to deliver product while the Company identifies and qualifies a replacement manufacturer. Such an event would have a material adverse effect on the Company's business, operating results and financial condition. There can be no assurance that current or future independent contract manufacturers will be able to meet the Company's requirements for manufactured products. See "Business -- Manufacturing."

EXPOSURE TO RAPID TECHNOLOGICAL CHANGE; DEPENDENCE ON PRODUCT DEVELOPMENT

    The market for the Company's AFIS systems is characterized by rapid technological advances, changes in end user requirements, frequent new product introductions and enhancements, and evolving industry standards. The introduction of products by either the Company or its competitors embodying new technologies and the emergence of new industry standards can render the Company's existing or future products obsolete. The Company's future performance will depend upon its ability to address the increasingly sophisticated needs of its customers by enhancing its current products and by developing and introducing new products on a timely basis that keep pace with technological developments and emerging industry standards, respond to evolving end user requirements and achieve market acceptance, while at the same time maintaining technological compatibility with the AFIS systems used by the Company's existing customers. The development of new, technologically-advanced products and product enhancements is a complex and uncertain process requiring high levels of innovation, as well as the accurate anticipation of technological and market trends. Any failure by the Company to anticipate or adequately respond to technological developments or end user requirements, or any significant delays in product development or introduction, could result in a loss of competitiveness or total revenue. In the past, the Company has occasionally experienced delays in the introduction of new products and product enhancements. There can be no assurance that the Company will be successful in developing and marketing product enhancements or new products on a timely basis if at all, that the Company will not experience difficulties that could delay or prevent the successful development, introduction and sale of these products, or that any of its new products and product enhancements will adequately meet the requirements of the marketplace and achieve market acceptance. If the Company is unable, for technological or any other reason, to develop, introduce and sell its products in a timely manner, the Company's business, operating results and financial condition would be materially adversely affected. From time to time, the Company or its present or future competitors may announce new products, capabilities or technologies that have the potential to replace or shorten the life cycles of the Company's existing products. There can be no assurance that announcements of currently planned or other new products will not cause customers to delay or alter their purchasing decisions in anticipation of such products, which could have a material adverse effect on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "Business -- Competition," "-- Technology," "-- Products and Services" and "-- Product Development."

RISKS ASSOCIATED WITH INTERNATIONAL SALES

    A substantial portion of the Company's total revenues are derived from international sales. In fiscal years 1996, 1995 and 1994, international sales represented approximately 37.2%, 60.4% and 47.3%, respectively, of the Company's total revenues, and the Company believes that its future performance is dependent in part upon its ability to increase sales in international markets. The Company intends to continue to expand its operations outside of the United States and enter additional international markets, both of which will require significant management attention and financial resources. There can be no assurance, however, that the Company will be able to successfully maintain or expand its international sales. International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other  barriers,  fluctuating  exchange  rates,  difficulties  in  staffing  and
managing  foreign  sales  and   support  operations,  greater  working   capital
requirements, political and economic instability and potentially limited intellectual property protection.

    A portion of the Company's sales outside of North America are denominated in local currencies, and accordingly, the Company is subject to the risks associated with fluctuations in currency rates. The Company has in the past incurred losses due to fluctuating exchange rates associated with international sales. In the future, the Company intends to regularly consider the advisability of implementing a hedging strategy under which it would enter into forward contracts against certain foreign currencies in an effort to minimize its exposure on certain significant foreign currency receivables. However, such hedging activities, if commenced, would only partially address the Company's risks in foreign currency transactions, and there can be no assurance that this strategy would be successful. To date, the Company has not entered into hedging transactions. In addition, increases in the value of the dollar against foreign currencies decrease the dollar value of foreign sales, requiring the Company either to increase its prices in the local currency, which could render the Company's products less competitive, or to suffer reduced revenues and gross margins as measured in U.S. dollars. There can be no assurance that any of these factors will not have a material adverse effect on the Company's future international sales and, consequently, on the Company's business, operating results and financial condition. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations -- Results of Operations -- Total Revenues."

    The Company's products are subject to restrictions on their export to and reexport from many foreign countries. These restrictions require the Company to obtain a validated export license prior to the sale of its products to purchasers in such countries, thereby making many of the Company's sales to foreign countries subject to the approval of the U.S. Department of Commerce. To date, such requirements have not had a material adverse effect on the Company. However, there can be no assurance that the U.S. Commerce Department will not assume a more hostile attitude in the future towards the Company's products or, due to the political or diplomatic climate or for human rights reasons, one or more countries where the Company desires to sell its products. Such a change in attitude could adversely effect the Company's ability to sell its products in such countries, which in turn could have a material adverse effect on the Company's business, operating results and financial condition.

RISKS ASSOCIATED WITH MANAGING EXPANSION OF OPERATIONS

    Since 1992 the Company has experienced substantial growth in its total revenues and operations, and has undergone substantial changes in its business that have placed significant demands on the Company's management, working capital and financial and management control systems. Failure to upgrade the Company's operating, management and financial control systems or difficulties encountered during such upgrades could adversely affect the Company's business, financial condition and results of operations. Although the Company believes that its systems and controls are adequate to address its current needs, there can be no assurance that such systems will be adequate to address any future expansion of the Company's business. The Company's results of operations will be adversely affected if revenues do not increase sufficiently to compensate for the increase in operating expenses resulting from any expansion and there can be no assurance that any expansion will be profitable or that it will not adversely affect the Company's business, results of operations and financial condition. In addition, the success of any future expansion plans will depend in part upon the Company's ability to continue to improve and expand its management and financial control systems, to attract, retain and motivate key personnel. There can be no assurance that the Company will be successful in these regards. See "Business -- Sales and Marketing," "-- Customer Service" and "-- Employees" and "Management -- Executive Officers and Directors."

IMPACT OF COMPETITION

    The market for law enforcement information systems in general, and AFIS systems in particular, is competitive and is characterized by continuously developing technology and frequent introductions of new features. The Company expects competition to increase as other companies introduce additional and more competitive products in the AFIS market and as the Company develops new applications for its products outside of the law enforcement market. Historically, the principal competitors in the market for AFIS systems within the law enforcement information system market have been Printrak, Nippon Electronics Corporation (NEC), and SAGEM Morpho, a large, privately-held company based in France. NEC and SAGEM Morpho each has the technological and market expertise to provide large scale AFIS solutions to law enforcement customers, and each has substantially greater financial resources than the Company.

    Recently, as applications for AFIS within law enforcement have broadened to encompass information systems and database management, certain other competitors have emerged. In particular, Lockheed Martin has entered the marketplace and was awarded a contract by the FBI for the development of fingerprint matching technology to be incorporated into a planned upgrade of the FBI's existing fingerprint identification system. In addition, TRW Inc., in conjunction with Cogent Technologies, has been awarded contracts for AFIS systems by the State of Ohio and by the Home Office in the United Kingdom.

    The Company believes that its ability to compete in the law enforcement information systems market is based upon such factors as: product performance, functionality, quality and features; price; quality of customer support services, documentation and training; and the availability of products for existing and future platforms. The relative importance of each of these factors depends upon the specific customer involved, but substantially all of the Company's sales to new customers are the result of competitive bidding for contracts pursuant to government procurement rules, which increases the importance of price as a competitive factor. There can be no assurance that the Company will be able to compete successfully with the companies mentioned above, or that new entrants, which may include large foreign companies, and some of which may have substantially greater financial resources than the Company, will not seek to enter the AFIS market. See "Business -- Competition."

DEPENDENCE ON INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    The Company relies on a combination of patent, copyright and trade secret protection and nondisclosure agreements to establish and protect its proprietary rights. The Company currently holds three patents and has two patent applications pending in the United States, holds several patents in Europe and Canada, and intends to file additional applications as appropriate. Patented or patent pending items have included algorithms for image processing and high-speed print comparison, and techniques for live-scan imaging. A number of the Company's early patents relating to the Company's minutiae detection and matching technology have recently expired or will expire in the near future. Although the Company continues to implement protective measures, including requiring all employees and certain key suppliers and consultants to the Company to sign nondisclosure agreements, and intends to defend its proprietary rights, policing unauthorized use of the Company's technology or products is difficult and there can be no assurance that these measures will be successful. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the claims allowed by the Company's patents will be sufficiently broad to protect the Company's technology, or that patents will issue from any of the pending applications or, if patents do issue, that any claims allowed would provide proprietary protection to the Company. In addition, there can be no assurance that any patents that may be issued to the Company, or which the Company may license from third parties, will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company.

    Litigation may be necessary to protect the Company's intellectual property rights and trade secrets, to determine the validity of and scope of the proprietary rights of others or to defend against claims of infringement or invalidity. There can be no assurance that infringement, invalidity, right to use or ownership claims by third parties will not be asserted in the future. In addition, should the Company decide to litigate such claims, such litigation could be expensive and time consuming, could divert management's attention from other matters, and could materially adversely affect the Company's business, operating results and financial condition, regardless of the outcome of the litigation. See "Business -- Intellectual Property and Proprietary Rights."

DEPENDENCE ON KEY PERSONNEL

    The Company's success depends on the continued service of key management, sales, operations, technical and customer support personnel, including Richard
M. Giles, the Company's Chairman, Chief Executive Officer and President, and other key executives and employees, and on its continued ability to attract, retain and motivate qualified management, sales, operations and technical personnel. While the Company has entered into a five-year employment agreement with Mr. Giles, none of its other key executives or employees is subject to an employment agreement with the Company. The competition for qualified management, sales, operations, technical and customer support personnel is intense, and there can be no assurance that the Company can retain its key personnel or attract other highly qualified personnel in the future. The failure to attract or retain such persons could have a material adverse effect on the Company's business, operating results and financial condition. See "Business -- Employees" and "Management."

CONTROL BY MANAGEMENT AND EXISTING STOCKHOLDERS; EFFECT OF ANTITAKEOVER
PROVISIONS

    Upon consummation of this offering, Richard M. Giles, Chairman, Chief Executive Officer and President of the Company and the present directors and executive officers of the Company and their affiliates will, in the aggregate, beneficially own 64.3% and 71.6%, respectively, of the outstanding Common Stock (61.8% and 68.9%, respectively, if the Underwriters' over-allotment option is exercised in full), including shares issuable upon exercise of options exercisable within 60 days of the date hereof. Mr. Giles, acting alone, or all of these stockholders, acting together, will have the ability to control the election of the Company's directors and most other stockholders' actions and, as a result, direct the Company's affairs and business. Such concentration may have the effect of delaying or preventing a change of control of the Company. Additionally, effective upon the consummation of this Offering, Mr. Giles will be employed as the Chief Executive Officer and President of the Company pursuant to the terms of an employment agreement with a five-year term. See "Principal and Selling Stockholders" and "Management -- Employment and Severance Agreements."

    The Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock, $0.0001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

    Further, Section 203 of the General Corporation Law of Delaware prohibits the Company from engaging in certain business combinations with interested stockholders. These provisions may have the effect of delaying or preventing a change in control of the Company and therefore could adversely affect the price of the Company's Common Stock. See "Description of Capital Stock."

RISKS ASSOCIATED WITH POTENTIAL ACQUISITIONS

    An important element of the Company's strategy is to review acquisition prospects that would complement its existing product offerings, augment its market coverage or enhance its technological capabilities or that may otherwise offer growth opportunities. While the Company has no current agreements or negotiations underway with respect to any such acquisitions, the Company may make acquisitions of businesses, products or technologies in the future. Future acquisitions by the Company could result in potentially dilutive issuances of equity securities, the incurrence of debt and contingent liabilities and amortization expenses related to goodwill and other intangible assets, any of which could materially adversely affect the Company's business, operating results and financial condition. Acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management's attention to other business concerns, risks of entering markets in which the Company has no or limited prior experience and potential loss of key employees of acquired organizations. The Company's management has limited experience in assimilating acquired organizations. No assurance can be given as to the ability of the Company to successfully integrate any businesses, products, technologies or personnel that might be acquired in the future, and the failure of the Company to do so could have a material adverse effect on the Company's business, operating results and financial condition. See "Use of Proceeds."

NO PRIOR PUBLIC MARKET; LIQUIDITY; PROBABLE VOLATILITY OF STOCK PRICE; DILUTION

    Prior to this offering, there has been no public market for the Common Stock of the Company, and there can be no assurance that an active market will develop or be sustained after this offering or that the trading price of the Common Stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations among the Company, the Selling Stockholders and the Representatives of the Underwriters and may not be indicative of future market prices. See "Underwriting" for information relating to the method of determining the initial public offering price. The market price of the Common Stock could be subject to wide fluctuations in response to quarterly variations in operating results, changes in earnings estimates by analysts, announcements of technological innovations or new products by the Company or its competitors, general conditions in the software and computer industries or the AFIS market and other events or factors. In addition, the securities of many technology companies have experienced extreme price and volume fluctuations, which have often been unrelated to the operating performance of such companies. These conditions may adversely affect the market price of the Common Stock. See "Underwriting." Investors in this offering will incur immediate and substantial dilution of $7.06 per share of Common Stock. See "Dilution."

SHARES ELIGIBLE FOR FUTURE SALE


    Sales of substantial amounts of Common Stock in the public market following the offering made hereby could have an adverse effect in the trading price of the Common Stock. Upon completion of this offering, the Company will have outstanding 9,473,200 shares of Common Stock assuming no exercise of options after March 31, 1996 other than options for 150,000 shares which will be exercised by selling shareholders, 110,000 of which shares are being sold in this offering. Of these shares, the 2,500,000 shares offered hereby (2,875,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless purchased by "affiliates" of the Company as that term is defined in Rule 144 under the Securities Act. The remaining 6,973,200 shares of Common Stock outstanding upon completion of this offering are "restricted securities" as that term is defined in Rule 144. As a result of lock-up agreements between certain stockholders and representatives of the Underwriters, approximately 6,955,600 of these restricted securities will become available for immediate sale in the public market beginning 180 days after the date of this Prospectus, subject in certain cases to the volume, holding period and other restrictions of Rule 144 under the Act. The existence of a large number of shares eligible for future sale could have an adverse impact on the Company's ability to raise additional equity capital or on the price at which such equity capital could be raised. See "Shares Eligible for Future Sale" and "Underwriting."

                                USE OF PROCEEDS

    The net proceeds to the Company from the sale of the 2,000,000 shares of Common Stock offered by the Company hereby (2,375,000 if the Underwriters' over-allotment option is exercised in full) at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company, and the proceeds from the exercise of options to purchase 150,000 shares of Common Stock concurrent with this Offering, are estimated to be approximately $18.3 million ($21.8 million if the Underwriters' over-allotment option is exercised in full). The Company will not receive any proceeds from the sale of shares of Common Stock offered by the Selling Stockholders.

    The Company expects to use substantially all of the net proceeds of this offering to repay bank indebtedness, to undertake capital expenditures, to pursue possible acquisitions, and to increase the Company's funds available for working capital purposes such as increasing the Company's research, development and engineering activities and augmenting the Company's sales, marketing and technical support organization. The Company plans to utilize approximately $4.2 million of the proceeds to repay amounts outstanding under the Company's current revolving credit facility, which terminates in September 1997, and which bears interest at a rate per annum equal to the bank's reference rate (8.25% at March 31, 1996) plus 0.5% or, at the Company's option, at a rate per annum equal to the bank's London Interbank Offered Rate (LIBOR) plus 2.5%. In addition, the Company may utilize approximately $1.6 million to repay amounts outstanding under a term loan with such bank, which matures in September 1998, and which bears interest at a rate per annum equal to the bank's reference rate (8.25% at March 31, 1996) plus 0.75% or, at the Company's option, at a rate per annum equal to the bank's LIBOR plus 2.75%. The Company also plans to utilize approximately $400,000 to repay amounts outstanding under its other term loan with such bank, on which principal is payable at the rate of $11,200 per month until the loan is repaid, and which bears interest at a rate per annum equal to the bank's reference rate (8.25% at March 31, 1996) plus 1.0%, or, at the Company's option, at the bank's LIBOR plus 3.0%. The bank's LIBOR at March 31, 1996 was 5.5%. The interest rates on the Company's loans to the bank as of March 31, 1996 were based on one-month LIBOR contracts entered into on March 1, 1996, at which time LIBOR was 5.31%. The Company also plans to utilize approximately $1.5 million of the proceeds for capital expenditures related to the purchase of equipment and systems to enhance production and customer support. A portion of the net proceeds may also be used to pursue possible strategic acquisitions of businesses, products or technologies complementary to those of the Company. The Company is not currently a party to any commitments or agreements, and is not currently involved in any negotiations, with respect to any acquisitions. Except as stated above, the Company has not determined the amounts it plans to expend with respect to each of the listed uses or the timing of such expenditures. The amounts actually expended for each use may vary significantly depending on a number of factors, including the amount of future revenues, the amount of cash generated or used by the Company's operations, the progress of the Company's product development efforts, technological advances, the status of competitive products and acquisition opportunities presented to the Company. Pending such uses, the Company intends to invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities.

                                DIVIDEND POLICY

    The Company declared and paid a cash dividend on the shares of its Common Stock in fiscal year 1995 in the amount of $1.0 million. Since payment of such dividend in fiscal year 1995, the Company has not paid any cash dividends on the shares of its Common Stock. Hereafter, the Company currently anticipates that it will retain all available funds for use in the operation of its business, and does not intend to pay any cash dividends in the foreseeable future. Future cash dividends, if any, will be determined by the Board of Directors. The payment of cash dividends by the Company is restricted by the Company's current bank credit facility, which contains a restriction prohibiting the Company from paying any cash dividends without the bank's prior approval, and future borrowings may contain similar restrictions.

                                 CAPITALIZATION

    The following table sets forth as of March 31, 1996 the actual capitalization of the Company and the capitalization of the Company as adjusted to give effect to (i) the sale of 2,000,000 shares of Common Stock offered by the Company hereby, (ii) the exercise by two selling stockholders of options to purchase 150,000 shares of Common Stock at an exercise price of $2.50, of which 110,000 shares are being sold in this Offering, and (iii) the application of net proceeds therefrom at an assumed initial public offering price of $10.00 per share, after deducting underwriting discounts and commissions and estimated offering expenses payable by the Company. See "Use of Proceeds."

                                                                                            MARCH 31, 1996
                                                                                     ----------------------------
                                                                                        ACTUAL       AS ADJUSTED
                                                                                     -------------  -------------
Long-term obligations, net of current portion......................................  $   5,614,000  $     219,000
Stockholders' equity:
  Preferred Stock, $0.0001 par value; 5,000,000 shares authorized, none issued or outstanding.....................................................................
  Common Stock, $0.0001 par value; 20,000,000 shares authorized, 7,323,200 shares issued and outstanding; 9,473,200 shares issued and outstanding, as adjusted
   (1).............................................................................          1,000          1,000
  Additional paid-in capital.......................................................        308,000     18,583,000
  Retained earnings................................................................     14,352,000     14,352,000
  Note receivable from stockholder.................................................       (300,000)      (300,000)
  Unrealized gain on short-term investments........................................         41,000         41,000
  Cumulative foreign exchange translation adjustment...............................         26,000         26,000
                                                                                     -------------  -------------
    Total stockholders' equity.....................................................     14,428,000     32,703,000
                                                                                     -------------  -------------
      Total capitalization.........................................................  $  20,042,000  $  32,922,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

- ------------------------


(1) Excludes 1,261,009 shares of Common Stock issuable upon exercise of outstanding stock options as of March 31, 1996, of which 356,529 were then exercisable at a weighted average exercise price of $5.79 per share. Common Stock outstanding as adjusted includes 150,000 shares issued upon the exercise of certain of such options, concurrent with this Offering, 110,000 of which are being sold in this Offering. See "Management -- Executive Stock Option Plan", "-- 1994 Stock Option Plan," "-- 1996 Stock Incentive Plan" and "-- Employee Stock Purchase Plan."

                                    DILUTION

    The net tangible book value of the Company at March 31, 1996 was $9,581,000, or $1.31 per share. Net tangible book value per share represents the amount of the total tangible assets (total assets minus deferred tax asset) less total liabilities divided by the number of shares of Common Stock outstanding. After giving effect to the sale of the 2,000,000 shares offered by the Company hereby (at an assumed initial public offering price of $10.00 per share) and the application of the net proceeds therefrom (after deducting estimated offering expenses and underwriting discounts and commissions) and the exercise of options to purchase 150,000 shares of Common Stock at an exercise price of $2.50 per share, the pro forma net tangible book value of the Company at March 31, 1996 would have been $27,856,000 or $2.94 per share. This represents an immediate increase in the net tangible book value of $1.63 per share to existing stockholders and an immediate dilution in net tangible book value of $7.06 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price.......................................             $   10.00
  Net tangible book value before Offering...................................       1.31
                                                                              ---------
  Increase in net tangible book value attributable to new investors.........       1.63
                                                                              ---------
Pro forma net tangible book value after Offering............................                  2.94
                                                                                         ---------
Dilution to new investors...................................................             $    7.06
                                                                                         ---------
                                                                                         ---------

    The following table sets forth, on a pro forma basis at March 31, 1996, the number of shares of Common Stock purchased from the Company, the average price per share paid by existing stockholders and by purchasers of the shares of Common Stock offered hereby (at an assumed initial public offering price of $10.00 per share before deducting the underwriting discounts and commissions and estimated offering expenses payable by the Company):

                                                    SHARES PURCHASED (1)     TOTAL CONSIDERATION (1)
                                                   -----------------------  --------------------------  AVERAGE PRICE
                                                     NUMBER      PERCENT       AMOUNT        PERCENT      PER SHARE
                                                   ----------  -----------  -------------  -----------  -------------
Existing Stockholders............................   7,473,200       78.9%   $     684,000        3.3%     $    0.09
New Investors....................................   2,000,000       21.1       20,000,000       96.7      $   10.00
                                                   ----------      -----    -------------      -----
    Total........................................   9,473,200      100.0%   $  20,684,000      100.0%
                                                   ----------      -----    -------------      -----
                                                   ----------      -----    -------------      -----

- ------------------------

(1) Sales by the Selling Stockholders in this offering will reduce the number of shares held by existing stockholders to 6,973,200 shares, or 73.6% of the total number of shares to be outstanding after this Offering, and will increase the number of shares held by new investors to 2,500,000 shares, or 26.4% of the total shares of Common Stock outstanding after this Offering. See "Principal and Selling Stockholders."

    The above calculations assume no exercise of outstanding options other than stock options covering 150,000 shares of Common Stock, 110,000 of which are being sold in this Offering. At March 31, 1996, 1,261,009 shares of Common Stock were subject to outstanding options at a weighted average exercise price of $5.97 per share under the Executive Plan and the 1994 Plan. To the extent options in addition to those discussed above are exercised, there will be further dilution to new investors. See "Management -- Executive Compensation" and Note 11 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The selected consolidated financial data set forth below for the periods and the dates indicated and summary consolidated financial data are derived from the audited consolidated financial statements of the Company. The statement of operations data for each of the three fiscal years in the period ended March 31, 1996, and the balance sheet data at March 31, 1995 and 1996, are derived from the audited consolidated financial statements and notes thereto that have been audited by Deloitte & Touche LLP, independent auditors, which are included elsewhere in this Prospectus, and are qualified by reference to such financial statements and notes related thereto. Due to changes in the nature of its business, the financial statements of the Company for the years ended March 31, 1994, 1995 and 1996 reflect a majority of its revenues recognized on a shipment basis, whereas the financial statements of the Company for the years ended March 31, 1992 and 1993 reflect revenue recognition on a percentage of completion basis. Accordingly, the Company believes that comparisons of the results of operations between fiscal 1994, 1995 and 1996, on the one hand, and fiscal 1992 and 1993, on the other hand, may not be meaningful. The selected consolidated financial data for the years ended March 31, 1992 and March 31, 1993 were derived from audited financial statements not otherwise contained herein. Such statements have been restated to reflect accounting principles consistent with the principles applied in the financial statements and notes, which are included elsewhere in this Prospectus. The data set forth below should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the Consolidated Financial Statements and Notes thereto included elsewhere in this Prospectus.

                                                                                              YEAR ENDED MARCH 31,
                                                                              -----------------------------------------------------
                                                                               1992(1)     1993       1994       1995       1996
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                                      (In thousands, except per share data)
STATEMENT OF OPERATIONS DATA:
  Revenues:
    System..................................................................  $   5,821  $  19,711  $  17,910  $  17,553  $  35,806
    Maintenance.............................................................      5,760      7,327      8,208      9,246      9,911
                                                                              ---------  ---------  ---------  ---------  ---------
      Total revenues........................................................     11,581     27,038     26,118     26,799     45,717
  Cost of system revenues (2)...............................................      3,471     11,612      9,213     10,465     21,158
  Cost of maintenance revenues..............................................      3,114      4,032      4,228      4,810      4,963
                                                                              ---------  ---------  ---------  ---------  ---------
  Gross profit..............................................................      4,996     11,394     12,677     11,524     19,596
  Operating expenses:
    Research, development and engineering...................................      2,488        686      3,630      4,301      8,558
    Selling, general and administrative.....................................      3,513      5,722      7,028      7,320      9,776
                                                                              ---------  ---------  ---------  ---------  ---------
      Total operating expenses..............................................      6,001      6,408     10,658     11,621     18,334
  Operating income (loss)...................................................     (1,005)     4,986      2,019        (97)     1,262
  Other income, net.........................................................        189      1,046        984      1,341        940
  Income before provision for income taxes and
   cumulative effect of accounting change...................................       (816)     6,032      3,003      1,244      2,202
  Provision for income taxes................................................        233        244      1,001        218        366
                                                                              ---------  ---------  ---------  ---------  ---------
  Income before cumulative effect of accounting change......................     (1,049)     5,788      2,002      1,026      1,836
  Cumulative effect of accounting change (3)................................         --         --      5,750         --         --
                                                                              ---------  ---------  ---------  ---------  ---------
  Net income (loss).........................................................  $  (1,049) $   5,788  $   7,752  $   1,026  $   1,836
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------  ---------
  Net income (loss) per share...............................................  $   (0.15) $    0.80  $    1.08  $    0.14  $    0.24
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                              ---------  ---------  ---------  ---------  ---------
  Pro forma net income (4)..................................................                                              $   2,344
                                                                                                                          ---------
                                                                                                                          ---------
  Pro forma net income per share (4)........................................                                              $    0.28
                                                                                                                          ---------
                                                                                                                          ---------

                                                                                                    MARCH 31,
                                                                              -----------------------------------------------------
                                                                                1992       1993       1994       1995       1996
                                                                              ---------  ---------  ---------  ---------  ---------
                                                                                                 (In thousands)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments...........................  $     130  $   1,222  $   1,799  $   1,272  $   3,518
Working capital.............................................................      7,501      6,196      5,657      6,038     10,916
Total assets................................................................     12,537     14,966     24,486     28,078     32,945
Long-term liabilities.......................................................      8,734      3,796      5,378      7,549      5,614
Total stockholders' equity..................................................     (1,053)     4,691     12,471     12,593     14,428

- ------------------------

(1) Period covered is from May 10, 1991 through March 31, 1992.
(2) Amount in 1996 includes additional amortization of $832,000 due to a change in the estimated useful life of capitalized software development costs. See
    Note 2 of Notes to Consolidated Financial Statements.
(3) Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109, ACCOUNTING FOR INCOME TAXES. The cumulative effect of the adoption of this statement resulted in the recognition of a $5,750,000 gain during the year ended March 31, 1994. See Note 2 of Notes to Consolidated Financial Statements.
(4) Pro forma net income and pro forma net income per share have been presented to reflect the effect of the elimination of interest expense, net of tax, associated with the repayment of outstanding bank indebtedness in the amount of $6.2 million and the reduction in compensation paid to Richard M. Giles of $450,000 to reflect the reconciliation of compensation paid to Mr. Giles in fiscal 1996 to that payable under Mr. Giles' Employment Agreement in fiscal 1997. See Note 2 of Notes to Consolidated Financial Statements.

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

OVERVIEW

    The Company designs, develops and manufactures automated fingerprint identification systems (AFIS) primarily for use in law enforcement applications, as well as in emerging applications in civil and commercial markets. In fiscal 1996, the Company recognized increases in revenue and profitability, due principally to the introduction and market acceptance of its AFIS 2000 series of products. The Company believes that the introduction of its AFIS 2000 series of products has enhanced its leadership position in the law enforcement information systems market by providing customers with previously unavailable real-time search and identification capabilities. A typical AFIS 2000 system generally sells for in excess of $1.0 million, with the actual price depending on the number of workstations, search processors and storage units required.

    The Company believes that the continued development of innovative technology will be critical to maintaining its competitive advantage. Accordingly, the Company considers research, development and engineering to be a vital part of its operating discipline, and continues to make substantial investments to enhance the performance, functionality and reliability of its AFIS 2000 hardware and software. During the past three fiscal years, the Company has invested an average of 21.4% of its total revenues in research, development and engineering, including amounts for capitalized software development costs. This investment was primarily related to the continued development and introduction of the AFIS 2000 product line. While first introduced in 1994, shipments of the AFIS 2000 series of products did not begin until the third quarter of fiscal 1995. The time lag between investments made in AFIS 2000 and the recognition of revenues adversely impacted operating results for fiscal 1995.

    In fiscal 1996, the Company changed the estimated remaining useful life of existing capitalized software development costs due to the increased exposure to continued modifications of the software to meet changing demands of its customers as well as more rapid technological changes. The change resulted in the remaining balance being fully expensed and additional costs of $832,000 in 1996. Moreover, for the year ended March 31, 1996, software development was substantially completed concurrent with the establishment of technological feasibility and due to the nature of the development efforts and accordingly no costs were capitalized. Excluding the impact of the additional amortization in fiscal 1996 due to the change in the estimated useful life of capitalized software, net income in fiscal 1996, assuming an effective tax rate of 35%, would have been $2,377,000.

    The Company markets its products both directly to end-users through its internal sales force and indirectly through authorized agents, distributors and system integrators. The Company's systems often have a lengthy sales cycle while the customer evaluates and receives approvals for the purchase of the Company's products, while existing workflows are augmented so as to properly assimilate the Company's systems, and while the system is configured and shipped. Typically, six to twelve months may elapse between a new customer's initial evaluation of the Company's system and the execution of a contract. Another year may elapse prior to shipment of the system as the customer site is prepared and file conversion services are completed. During the sales cycle, the Company incurs substantial selling and marketing expenditures and expends substantial management effort yet receives no associated revenue.

    An important component of the Company's total revenues is derived from sales to existing customers. In comparison to revenue from new customers, substantially all of which are the result of a competitive bid process, revenues from existing customers are principally derived from higher margin system add-ons and upgrades. As a result, gross margins resulting from revenues from existing customers are generally higher than those from new customers. Revenues from existing customers were 72.8%, 51.5%, and 63.1%, respectively, of the Company's system revenues during fiscal years 1996, 1995 and 1994, respectively.

    The Company has historically derived a substantial portion of its total revenues from sales to international customers. Specifically, the Company has installed systems for customers in over 20 countries. Revenues from international customers were 37.2%, 60.4%, and 47.3%, respectively, of the Company's total revenues in fiscal years 1996, 1995 and 1994. The Company expects that international revenues will continue to account for a significant portion of total revenues, although the percentage may fluctuate from period to period.

RESULTS OF OPERATIONS

    The following table sets forth certain income and expenditure items as a percentage of total revenues for the periods indicated.

                                                                                       YEAR ENDED MARCH 31,
                                                                              ---------------------------------------
                                                                                  1994         1995          1996
                                                                              ------------  -----------  ------------
STATEMENT OF OPERATIONS DATA:
Revenues:
  System....................................................................       68.6%         65.5%        78.3%
  Maintenance...............................................................       31.4          34.5         21.7
                                                                                 ------     -----------     ------
    Total revenues..........................................................      100.0         100.0        100.0
Cost of system revenues.....................................................       35.3          39.0         46.3
Cost of maintenance revenues................................................       16.2          18.0         10.8
                                                                                 ------     -----------     ------
Total cost of revenues......................................................       51.5          57.0         57.1
                                                                                 ------     -----------     ------
    Gross profit............................................................       48.5          43.0         42.9
Operating expenditures:
  Research, development and engineering.....................................       13.9          16.0         18.7
  Selling, general and administrative.......................................       26.9          27.3         21.4
                                                                                 ------     -----------     ------
    Total operating expenditures............................................       40.8          43.3         40.1
Operating income............................................................        7.7          (0.3)         2.8
Other income, net...........................................................        3.8           5.0          2.0
Income before provision for income taxes and
 cumulative effect of accounting change.....................................       11.5           4.7          4.8
Provision for income taxes..................................................        3.8           0.9          0.8
                                                                                 ------     -----------     ------
Income before cumulative effect of accounting change........................        7.7           3.8          4.0
Cumulative effect of accounting change......................................       22.0            --           --
                                                                                 ------     -----------     ------
Net income..................................................................       29.7%          3.8%         4.0%
                                                                                 ------     -----------     ------
                                                                                 ------     -----------     ------

FISCAL YEARS ENDED MARCH 31, 1996, 1995 AND 1994

    TOTAL REVENUES.    The  Company's  net  revenues  are  comprised  of  system
revenues, which include products, file conversion services, and installation; and maintenance revenues related to hardware and software support.

    Total revenues increased 70.6% to $45.7 million in 1996 from $26.8 million in 1995, and by 2.7% in 1995 from $26.1 million in 1994. The increase in 1996 revenues is attributable to increased market acceptance of the Company's AFIS 2000 series of products, the broadening of the Company's product line, as well as increased maintenance revenue from existing customers. Revenues in 1994 and 1995 were comprised principally of revenues from the Company's prior generation of products. Management believes that the revenue growth from 1994 to 1995 was impacted by the transition to the new AFIS 2000 series of products.

    GROSS PROFIT. Cost of revenues primarily consist of purchased materials procured for use in the assembly of the Company's products, manufacturing labor and overhead, file conversion costs and maintenance costs. The Company's gross margin may be affected by several factors, including the proportion of total revenues derived from competitive bid processes, the mix of products sold and the breakdown between domestic and international sales.

    Gross profit increased 70.4% to $19.6 million in 1996 from $11.5 million in 1995 and decreased by 9.4% in 1995 from $12.7 million in 1994. Gross margins related to system revenues were 40.9% in 1996, 40.4% in 1995 and 48.6% in 1994. Gross margins related to system revenues decreased in 1995 and 1996 from 1994 due principally to higher amortization of capitalized software costs. Costs associated with software amortization were $2.3 million, $1.3 million and $0.8 million or 6.4%, 7.4% and 4.5% of systems revenues, respectively, in 1996, 1995 and 1994. In 1994, the Company's gross margin related to software revenues was also favorably impacted by two large contracts with unusually high gross margins. Gross margins related to maintenance revenues were 49.9% in 1996, 48.0% in 1995 and 48.5% in 1994. Gross margins related to maintenance revenues were relatively consistent in 1994 and 1995 and increased in 1996 principally due to lower fixed overhead costs. The Company believes that maintenance revenue margins will decrease in fiscal 1997 due to the addition of central support resources.

    RESEARCH, DEVELOPMENT AND ENGINEERING. Research, development and engineering expenditures consist primarily of compensation paid to personnel engaged in research, development and engineering activities, and amounts paid for outside services and cost of materials utilized in the development of hardware products, including prototype units. In 1996, the Company's management reevaluated the useful life of existing capitalized software and the point at which technological feasibility of current projects is established. The Company determined that the remaining useful life of existing capitalized software development was shorter than originally estimated, and as of March 31, 1996 all previously capitalized software was fully expensed. Based upon the Company's current product development process, technological feasibility is established upon completion of a working model. Costs incurred between completion of the working model and the point at which the product is ready for initial shipment have been insignificant. Consequently, all research, development and engineering costs in 1996 were expensed as incurred. Capitalized software development costs were $2.7 million and $1.5 million, respectively, in 1995 and 1994.

    Research, development and engineering expenditures increased 100.0% to $8.6 million in 1996 from $4.3 million in 1995 and by 19.4% in 1995 from $3.6 million in 1994. Research, development and engineering expenditures were 18.7%, 16.0% and 13.9%, (18.7%, 26.0% and 19.6% including capitalized software development costs), respectively, of the Company's total revenues in 1996, 1995 and 1994. The increase in research, development, and engineering expense for 1996 and 1995 was primarily due to the addition of personnel for the development of new products and the continued enhancement of existing products and the capitalization of software development costs in 1995 and 1994. The increased expenditures, including capitalized software costs, as a percentage of total revenues in 1995 and 1994 resulted from the development of the AFIS 2000 series of products in advance of associated revenues.

    SELLING, GENERAL AND ADMINISTRATIVE. Selling, general and administrative expenditures consist primarily of compensation paid to sales, marketing and administrative personnel, payments to consultants, professional service fees, travel and related expenses, and other marketing expenses.

    Selling, general and administrative expenditures increased 34.2% to $9.8 million in 1996 from $7.3 million in 1995 and by 4.3% in 1995 from $7.0 million in 1994. Selling, general and administrative expenditures were 21.4%, 27.3% and 26.9%, respectively, of the Company's total revenues in 1996, 1995 and 1994. The increases in expenditures for 1996 and 1995 primarily reflect the addition of sales, marketing and support capabilities needed to support a higher level of revenues. Selling, general and administrative expenditures in 1996, 1995 and 1994 included $1.0 million, $0.9 million and $0.6 million, respectively, in compensation paid to Richard Giles, the Company's Chairman, Chief Executive Officer and President. Mr. Giles has entered into an employment agreement, which will become effective concurrent with this Offering, providing for total compensation of up to $550,000 in 1997 and having a term of five years. See "Management -- Employment and Severance Agreements."

    OTHER INCOME, NET. In 1991, the Company was acquired from De La Rue Inc., the successor-in-interest to Thomas De La Rue and Company Limited, which acquisition was accounted for as a purchase. The excess of the fair market value of the net assets acquired over the purchase price was recorded as a deferred credit (negative goodwill) and was amortized on a straight-line basis over five years. Other income, net results primarily from amortization of this deferred credit. Approximately $1.2 million of this credit was amortized to income in each of 1996, 1995 and 1994. As of March 31, 1996, this credit was fully utilized. In addition, in 1995 the Company recognized income of $600,000 relating to the reversal of a previously accrued royalty reserve.

    PROVISION FOR INCOME TAXES. Income tax expense was $366,000, $218,000 and $1,001,000, respectively, in 1996, 1995 and 1994. These tax provisions are based on the federal mandatory rate of 34% and reflect the impact of state and foreign taxes and the utilization of net operating loss credit carryforwards. The Company anticipates an effective tax rate of 35% for 1997.

QUARTERLY RESULTS OF OPERATIONS

    The following table sets forth statement of operations data for the eight fiscal quarters in the years ended March 31, 1995 and 1996. This information is unaudited, but in the opinion of the Company's management, reflects all the adjustments (consisting of normal recurring adjustments) that the Company considers necessary for fair representation of this information in accordance with generally accepted accounting principles. The results for any quarter are not necessarily indicative of results for any future period.

                                                                         QUARTER ENDED
                                    ---------------------------------------------------------------------------------------
                                      JUN. 30      SEP. 30      DEC. 31      MAR. 31      JUN. 30      SEP. 30     DEC. 31
                                       1994         1994         1994         1995         1995         1995        1995
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                                                        (IN THOUSANDS)
Revenues:
  System..........................   $   3,832    $   3,948    $   6,382    $   3,391    $   5,190    $   5,397   $  15,280
  Maintenance.....................       2,204        2,278        2,148        2,616        2,543        2,546       2,343
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total revenues................       6,036        6,226        8,530        6,007        7,733        7,943      17,623
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
Cost of system revenues...........       1,978        2,300        3,342        2,844        3,068        3,476       8,395
Cost of maintenance revenues......       1,162        1,277        1,319        1,053        1,230        1,298       1,400
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total cost of revenues........       3,140        3,577        4,661        3,897        4,298        4,774       9,795
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
Gross profit......................       2,896        2,649        3,869        2,110        3,435        3,169       7,828
Operating expenses:
  Research, development and
   engineering....................       1,195        1,083          916        1,107        2,175        2,121       2,200
  Selling, general and
   administrative.................       1,658        1,959        1,961        1,742        2,296        2,361       2,685
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
    Total operating expenses......       2,853        3,042        2,877        2,849        4,471        4,482       4,885
Operating income (loss)...........          43         (393)         992         (739)      (1,036)      (1,313)      2,943
Other income, net.................         224          207          198          712          241          300         204
Income (loss) before provision
 (benefit) for income taxes.......         267         (186)       1,190          (27)        (795)      (1,013)      3,147
Provision (benefit) for income
 taxes............................          47          (33)         208           (4)        (131)        (168)        522
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
Net income (loss).................   $     220    $    (153)   $     982    $     (23)   $    (664)   $    (845)  $   2,625
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------
                                    -----------  -----------  -----------  -----------  -----------  -----------  ---------


                                      MAR. 31
                                       1996
                                    -----------

Revenues:
  System..........................   $   9,939
  Maintenance.....................       2,479
                                    -----------
    Total revenues................      12,418
                                    -----------
Cost of system revenues...........       6,219
Cost of maintenance revenues......       1,035
                                    -----------
    Total cost of revenues........       7,254
                                    -----------
Gross profit......................       5,164
Operating expenses:
  Research, development and
   engineering....................       2,062
  Selling, general and
   administrative.................       2,434
                                    -----------
    Total operating expenses......       4,496
Operating income (loss)...........         668
Other income, net.................         195
Income (loss) before provision
 (benefit) for income taxes.......         863
Provision (benefit) for income
 taxes............................         143
                                    -----------
Net income (loss).................   $     720
                                    -----------
                                    -----------

    The following table sets forth, as a percentage of total revenues, statement of operations data for the eight fiscal quarters in the years ended March 31, 1995 and 1996.

                                                                         QUARTER ENDED
                                    ----------------------------------------------------------------------------------------
                                      JUN. 30     SEP. 30      DEC. 31                    JUN. 30     SEP. 30      DEC. 31
                                       1994         1994        1994      MAR. 31 1995     1995         1995        1995
                                    -----------  ----------  -----------  ------------  -----------  ----------  -----------
Revenues:
  System..........................        63.5%       63.4%        74.8%        56.5%         67.1%       67.9%        86.7%
  Maintenance.....................        36.5        36.6         25.2         43.5          32.9        32.1         13.3
                                         -----       -----        -----        -----         -----       -----        -----
    Total revenues................       100.0       100.0        100.0        100.0         100.0       100.0        100.0
Cost of system revenues...........        32.8        36.9         39.2         47.3          39.7        43.8         47.7
Cost of maintenance revenues......        19.2        20.6         15.4         17.6          15.9        16.3          7.9
                                         -----       -----        -----        -----         -----       -----        -----
    Total cost of revenues........        52.0        57.5         54.6         64.9          55.6        60.1         55.6
                                         -----       -----        -----        -----         -----       -----        -----
Gross profit......................        48.0        42.5         45.4         35.1          44.4        39.9         44.4
Operating expenses:
  Research, development and
   engineering....................        19.8        17.4         10.7         18.4          28.1        26.7         12.5
  Selling, general and
   administrative.................        27.5        31.5         23.0         29.0          29.7        29.7         15.2
                                         -----       -----        -----        -----         -----       -----        -----
    Total operating expenses......        47.3        48.9         33.7         47.4          57.8        56.4         27.7
Operating income (loss)...........         0.7        (6.4)        11.7        (12.3)        (13.4)      (16.5)        16.7
Other income, net.................         3.7         3.4          2.3         11.9           3.1         3.8          1.2
Income (loss) before provision
 (benefit) for income taxes.......         4.4        (3.0)        14.0         (0.4)        (10.3)      (12.7)        17.9
Provision (benefit) for income
 taxes............................         0.8        (0.5)         2.5          0.0          (1.7)       (2.1)         3.0
                                         -----       -----        -----        -----         -----       -----        -----
Net income (loss).................         3.6%       (2.5)%       11.5%        (0.4)%        (8.6)%     (10.6)%       14.9%
                                         -----       -----        -----        -----         -----       -----        -----
                                         -----       -----        -----        -----         -----       -----        -----


                                    MAR. 31 1996
                                    ------------
Revenues:
  System..........................        80.0%
  Maintenance.....................        20.0
                                         -----
    Total revenues................       100.0
Cost of system revenues...........        50.1
Cost of maintenance revenues......         8.3
                                         -----
    Total cost of revenues........        58.4
                                         -----
Gross profit......................        41.6
Operating expenses:
  Research, development and
   engineering....................        16.6
  Selling, general and
   administrative.................        19.6
                                         -----
    Total operating expenses......        36.2
Operating income (loss)...........         5.4
Other income, net.................         1.6
Income (loss) before provision
 (benefit) for income taxes.......         7.0
Provision (benefit) for income
 taxes............................         1.2
                                         -----
Net income (loss).................         5.8%
                                         -----
                                         -----

    The Company's quarterly revenues have in the past, and in the future may be expected to fluctuate significantly. These fluctuations are the result of a variety of factors, including: the Company's delivery cycle, variations in order size, variations in product mix, and the timing of orders. The Company's cost of system revenue and cost of maintenance revenue fluctuate from quarter to quarter consistent with fluctuations in such revenues. During the past three fiscal years, material costs as a proportion of total system costs have averaged in excess of 80%. Accordingly, the Company generally has not achieved higher gross margins consistent with its increase in revenues. In addition, the Company's gross margins in any quarter may be affected by, among other factors, the mix of products sold, the proportion of total revenues derived from competitive bid processes and the breakdown between domestic and international sales. The Company believes that the quarterly variability of gross margins in fiscal 1995 was the result of the number of large orders, with varying associated gross margins, relative to total revenues. During fiscal 1996, as the number of orders shipped and corresponding revenues increased, the overall variability of the Company's gross margins decreased.

    The Company has experienced operating and net losses in four of the eight fiscal quarters in the years ended March 31, 1995 and 1996. There can be no assurance that the Company will be consistently profitable on either a quarterly or annual basis. The Company's past operating results have been, and its future operating results will be, subject to fluctuations resulting from a number of factors, including the timing and size of orders from, and shipments to, major customers; delays in such shipments due to custom software requirements or file conversion requirements of customers; the timing of new product introductions by the Company or its competitors; variations in the mix of products sold by the Company; changes in pricing policies by the Company, its competitors or suppliers, including possible decreases in average selling prices of the Company's products in response to competitive pressures; the proportion of total revenues derived from competitive bid processes; the mix between sales to domestic and international customers; market acceptance of any new or enhanced versions of the Company's products; the availability and cost of key components; the availability of manufacturing capacity; and fluctuations in general economic conditions. The Company's system revenues in any period are generally derived from sales of products pursuant to large orders from a limited number of customers. As the Company's gross margins on such orders can differ substantially, the Company's overall gross margins may vary significantly on a period to period basis. In addition, gross margins may be adversely affected by competitive pressures, by customer requirements and by the introduction of new products and changes in product mix. Accordingly, there can be no assurance that the Company will be able to sustain satisfactory gross margins. The Company also may choose to reduce prices or to increase spending in response to competition or to pursue new market opportunities, all of which may adversely affect the Company's business, operating results and financial condition. In addition, the Company's system revenues have been characterized by seasonality, with a disproportionate amount of the Company's system revenues typically occurring in the third fiscal quarter. For example, in the quarter ended December 31, 1995, system revenues were $15.3 million as compared to $5.4 million in the preceding quarter and $9.9 million in the following quarter. The Company believes that the seasonality of its system revenues results primarily from the budgeting and purchasing cycles of its customers. As a result, the Company believes that period-to-period comparisons of its results of operations may not be meaningful and cannot be relied upon as indications of future performance. Due to all of the foregoing factors, the Company's operating results may be below the expectations of public market analysts and investors in some future quarters, which would likely result in a decline in the trading price of the Common Stock. See "Risk Factors -- History of Quarterly Losses; Fluctuations in Operating Results."

    The Company currently estimates that total revenues for the quarter ended June 30, 1996 will be slightly lower than total revenues for the quarter ended March 31, 1996, principally due to higher than anticipated sales in the quarter ended March 31, 1996. This sales increase resulted from (i) rescheduling of certain shipments from the quarter ended June 30, 1996 to the quarter ended March 31, 1996 at the request of a customer, and (ii) delays in shipments originally scheduled to be shipped in the quarter ended December 31, 1995 but which instead were shipped in the quarter ended March 31, 1996. The lower revenue, combined with higher expected operating expenditures and higher effective tax rate, is expected to result in lower operating and net income in the quarter ended June 30, 1996 compared with the quarter ended March 31, 1996.

RECENTLY ISSUED ACCOUNTING STANDARD

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation," which requires adoption of the disclosure provisions no later than fiscal years beginning after December 15, 1995 and adoption of the recognition and measurement provisions for nonemployee transactions no later than December 15, 1995. The new standard defines a fair value method of accounting for stock options and other equity instruments. Under the fair value method, commpensation cost is measured at the grant date based on the fair value of the award and is recognized over the service period, which is usually the vesting period.

    Pursuant to the new standard, companies are encouraged, but are not required, to adopt the fair value method of accounting for employee stock-based transactions. Companies are also permitted to continue to account for such transactions under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," but would be required to disclose in a note to the financial statements pro forma net income and, if presented, earnings per share as if the company had applied the new method of accounting.

    The accounting requirements of the new method are effective for all employee awards granted after the beginning of the fiscal year of adoption. The Company has not yet determined if it will elect to change to the fair value method, nor has it determined the effect the new standard will have on net income and earnings per share should it elect to make such a change. Adoption of the new standard will have no effect on the Company's cash flows.

LIQUIDITY AND CAPITAL RESOURCES

    The Company has financed its operations primarily through cash provided by its operations and the utilization of its revolving credit line. As of March 31, 1996, the Company's principal sources of liquidity consisted of $3.5 million of cash and cash equivalents and a bank credit line. The Company's revolving bank line of credit, which terminates September 1, 1997, allows for borrowings up to $5 million and bears interest at a rate per annum equal to the bank's reference rate (8.25% at March 31, 1996) plus 0.5% or at the bank's LIBOR rate (5.5% at March 31, 1996) plus 2.5%. The line of credit agreements contain significant financial and operating covenants, including restrictions on the Company's ability to purchase its own stock and to pay cash dividends. Amounts outstanding under this line of credit are secured by substantially all of the assets of the Company. At March 31, 1996, $4.2 million was outstanding on the revolving credit line.

    The Company's operating activities provided net cash of $2.2 million in 1996, primarily from net income adjusted for depreciation and amortization and an increase in accounts payable, deferred revenue and accrued liabilities, partially offset by an increase in inventories and accounts receivable associated with higher total revenues. The Company's operating activities provided net cash of $1.2 million in 1995, primarily from net income adjusted for depreciation and amortization and an increase in deferred revenue and accounts payable, partially offset by an increase in inventories.

    The Company's investing activities provided net cash of $0.9 million in 1996, primarily from the sale of the Company's headquarters for proceeds of $3.3 million, partially offset by the purchase of capital equipment of $2.2 million. Investing activities used net cash of $3.7 million in 1995, primarily due to the investment of $2.7 million in capitalized software development and capital expenditures of $1.1 million.

    Financing activities used net cash of $0.9 million in 1996, due to principal payment of long-term debt of $4.1 million related to the Company's headquarters, partially offset by proceeds from long-term debt of $3.2 million. The Company's financing activities provided net cash of $1.9 million in 1995, primarily due to proceeds from long-term debt of $3.6 million, partially offset by principal payments of long-term debt of $0.6 million and a dividend payment of $1.0 million.

    The Company believes that the net proceeds from this offering, together with existing cash, cash equivalents and short-term investments, will be sufficient to meet its cash requirements at least through the end of fiscal 1998.

                                    BUSINESS

    The Company designs, develops and manufactures automated fingerprint identification systems (AFIS) primarily for use in law enforcement applications, as well as in emerging applications in civil and commercial markets. The Company believes that it is a leading worldwide supplier of AFIS systems, that it has developed some of the most advanced AFIS technology in the industry, and that it has sold systems which control more AFIS databases than any other company in the world. Printrak has been a leader in the development of AFIS technology since its inception as a division of Rockwell International, delivering the world's first commercially available automated fingerprint systems to the FBI in 1975, and launching a series of product innovations since that time, including the development and introduction of the world's first distributed real-time AFIS systems in 1994. The Company's AFIS systems have been sold in over 20 countries and are being utilized by over 150 local, state and federal agencies.

    The Company seeks to offer full spectrum solutions that automate law enforcement workflow, from investigation to suspect booking through identification, legal processing, incarceration and release. The Company's sixth generation system, the AFIS 2000, represents a comprehensive fully integrated systems architecture for the capture and input of images, image processing, search processing, and database management and is comprised of:

    - WORKSTATIONS, for fingerprint input from hard copy or live-scan, and for data input, verification, latent search, and mugshot capture;

    - NETWORKS, which connect these remote devices to central sites;

    - IMAGE PROCESSING TECHNOLOGY, for extracting searchable features from raw fingerprints;

    - SCALABLE SEARCH PROCESSING TECHNOLOGY, for matching these features against existing databases; and

    - SYSTEMS FOR STORAGE AND MANAGEMENT OF VERY LARGE DATABASES, ranging in size from hundreds of gigabytes to multiple terabytes and containing compressed fingerprint and other image data.

    The Company believes that it is the only provider of such a comprehensive, integrated AFIS system from a single source.

    The Company  believes  that  its  AFIS  2000  series  of  products  provides customers with previously unavailable, real-time search and identification capabilities. The faster search capability provided by AFIS 2000 is particularly valuable to law enforcement agencies in that it can prevent the need to release a subject while a fingerprint search is being conducted. An increasing number of law enforcement agencies have specified a requirement for systems which provide positive identification of suspects within five minutes after initiating a search. The Company believes that the law enforcement market considers this capability to be "real-time." The real-time identification capability of the AFIS 2000 series of products is made possible by: its ability to both verify the quality and process images on a distributed basis at the point of capture; its massively parallel search processing at the back end; its open systems architecture; and its integration of industry standards for compression, quality and image transmission. The substantial processing power of the system allows it to search extremely large databases in order to find a match from a pool of unknown candidates (known as a "one to many" search), which is a much more complex task than verifying a match of fingerprints from a single known candidate (known as a "one to one" match). The Company believes that the improved work flow and quicker identification provided by its systems can result in reduced costs and increased efficiency for law enforcement and civil and commercial agencies, as well as improved safety for the public.

    The Company's objective is to reinforce its worldwide leadership in AFIS technology for law enforcement, extend the breadth and capabilities of its configured solutions, and position its products to become the standard for civil and commercial applications. The key elements of the Company's strategy include: delivering configurable full-spectrum solutions from a single source; selling additional products and periodic system upgrades to its existing customer base; creating new applications within the law enforcement market which can benefit from access to centralized databases through existing infrastructure; extending AFIS technology into non-law enforcement markets; advancing its technological leadership through continued new product development efforts; and pursuing selective acquisitions of companies with complementary technologies or customer bases.

INDUSTRY BACKGROUND

    Fingerprints are one of the oldest and most widely used means of positive identification. Although two fingerprint patterns may be similar, no two fingerprints have ever been found to contain identical individual ridge characteristics. The Henry System, developed approximately 100 years ago, was a major step forward in the use of fingerprints for identification in that it enabled inked fingerprint forms bearing differing patterns to be placed in a certain order, thus enabling the scope of a search to be minimized and rendering the job of identifying an individual from a huge collection of files a viable manual process. As a result of innovations facilitating the use of manual fingerprint identification, law enforcement agencies and national governments have collected hundreds of millions of fingerprint records which exist around the world today.

    In the 1960's, several companies developed approaches to automated fingerprint matching and competed to supply matching systems to the Federal Bureau of Investigation (FBI). The FBI ultimately purchased in the mid-1970s an AFIS system from the Company's predecessor (which was then part of a division of Rockwell International). That system used pattern recognition algorithms that detected fingerprint characteristics, or minutiae, to accomplish fingerprint matching. Minutiae-based matching thus became the DE FACTO standard for fingerprint matching. This was followed by the development of specialized hardware subsystems for matching which were integrated into the first AFIS systems, and in the 1980's by further improvements in image processing and associated hardware which enabled users to process lower quality fingerprint images and live-scan technology which enabled the direct capture of fingerprints without ink and paper. In 1994, the Company introduced to the market a significant innovation in the evolution of automated identification with its development of distributed real-time systems for accessing criminal records and accomplishing positive identification as the arrestee is being booked and processed.

    According to a 1995 report by G2 Research Inc., an independent market research firm, the U.S. market for law enforcement information systems was approximately $700 million in 1995 and is projected to grow to $1.6 billion by the year 2000. While much of the available market data encompasses only the U.S. market for law enforcement information systems, the Company believes that as law enforcement agencies worldwide seek to become more efficient, expenditures on law enforcement information systems will be a growing part of aggregate law enforcement expenditures. The Company believes that this demand for efficiency will increase the importance of AFIS systems in the law enforcement information systems market, as the positive identification capability of such systems enables the various types of criminal record data to be integrated and thereby managed and utilized more efficiently.

MARKET CHARACTERISTICS

    The market for law enforcement information systems has several characteristics which the Company believes to be important and which are set forth below. The Company believes that markets for its AFIS technology outside of law enforcement may share certain of these characteristics as well.

  - FRAGMENTED MARKET. The Company believes that the industry serving the law enforcement information systems market is highly fragmented. Currently, different segments are served by a variety of independent companies and divisions of larger companies, as well as systems integrators which attempt to merge the products and services of these various entities into comprehensive solutions addressing the needs of law enforcement customers. This fragmentation results in several problems, including increased costs of design, implementation and maintenance of systems, reduced process efficiency and diminished quality due to disaggregation of workflows and multiple systems.

  - WIDESPREAD EXISTENCE OF DATABASES. For approximately 100 years, fingerprints have routinely been recorded by law enforcement agencies both to identify suspects upon arrest and to compare crime scene fingerprints (also known as "latent" fingerprints) with already established criminal fingerprint files. The Company believes that there are hundreds of millions of criminal fingerprint records worldwide, and that these databases are dramatically larger than searchable databases for any other biometric indicator. In addition, the proliferation of other forms of document and image data, such as mugshots and arrest documents, has greatly increased the amount of data required to be managed by law enforcement agencies. Traditional approaches to this problem have included manual search and automated batch systems. The problem with traditional approaches is that, in the context of such a large volume of records, performing a search can be quite costly and time consuming.

  - EMERGENCE OF STANDARDS. The law enforcement marketplace for AFIS, criminal history systems, mugshot systems, live-scan stations, and document image storage has traditionally been served by systems integrators and a myriad of product vendors with disparate and incompatible hardware and software architecture. The FBI, in conjunction with the National Institute for Standards and Technology (NIST), is in the process of developing operating standards for live-scan and other related digital imaging systems used for fingerprint data transmission. These standards relate to fingerprint transmission, data interchange formats, image integrity and image compression. The Company believes that the establishment of standards on a national level will drive the demand for local and regional agencies to implement new AFIS capabilities and to upgrade their AFIS systems to conform to such standards.

  - LACK OF INTEGRATION AMONG LAW ENFORCEMENT DATABASES. Criminal record databases have traditionally been comprised of separate, unconnected systems, which generally are incapable of integrating diverse types of data, such as fingerprints, criminal history, mugshots and judicial records, into a single platform for the user. Disparate technological platforms, incompatible software protocols and lack of network connectivity, in addition to basic physical separation of systems, have significantly hindered the efforts of law enforcement agencies to access concurrently these different databases in an efficient manner. This inefficiency complicates workflow, increases costs and compromises the accuracy of the search.

  - INADEQUACY OF BATCH PROCESSING. Conventional AFIS systems are based upon batch processing utilities which often entail the need for records to be sent to a central site by mail and for which response times for an average fingerprint or mugshot search have traditionally been measured in hours or days. The slow response times and lack of integration with other criminal record databases which characterize most current criminal history systems cause inefficiencies in the suspect booking process, increasing the amount of a law enforcement officer's time which must be spent booking suspects in the station rather than serving in the field. In addition, batch processing leads to inadequacies in the booking process as the positive identification of suspects is usually performed after booking, and occasionally even after release.

  - TECHNOLOGY VOLATILITY. In recent years, the dramatic increase in the pace of technological development within law enforcement information management has placed increasing importance upon the ability of law enforcement agencies to incorporate leading-edge capabilities into their workflows. In addition, as the availability of AFIS systems to address a broader range of applications accelerates, as the evolution of standards becomes more widespread, and as the dependence by law enforcement agencies upon AFIS systems once they have been installed increases, the need to incorporate an integrated capability on a cost-effective basis has become an increasingly important facet of law enforcement operations.

THE PRINTRAK SOLUTION

    The Company believes that the convergence of advanced real-time identification capabilities with the needs of the market have allowed it to become a leading worldwide supplier of AFIS systems for use in the law enforcement information systems market. The Company's AFIS 2000 series of products represents a comprehensive fully-integrated systems architecture for the capture and input of images, image processing, search processing and database management. The modular architecture of the Company's systems allows customers to configure workflows to meet their specialized needs, while providing a flexible upgrade path, enabling them to choose from a variety of add-on components as their needs evolve.

    The Company's systems give law enforcement agencies the ability to integrate several types of criminal records data, such as fingerprint, criminal history, mugshot and judicial records data, using a single user platform. This ability allows such agencies to increase the efficiency of their investigation, booking, suspect identification, processing and release functions, thereby lowering costs and increasing the amount of time law enforcement officers are able to spend in the field. In addition, the real-time capabilities of the Company's AFIS 2000 systems enable law enforcement agencies to verify the identity of suspects during the booking process, as opposed to the hours or days required by earlier systems. The Company's AFIS 2000 systems comply with or exceed all current industry standards for fingerprint transmission, data interchange formats, image integrity and image compression, and the Company believes that its AFIS systems provide search performance superior to any other products available in the AFIS market.

BUSINESS STRATEGY

    The Company's objective is to reinforce its worldwide leadership in AFIS technology for law enforcement, extend the breadth and capabilities of its packaged solutions, and position and package its products to become the standard for civil and commercial applications. The key elements of the Company's strategy include:

  - DELIVER CONFIGURABLE FULL SPECTRUM SOLUTIONS FROM A SINGLE SOURCE. The Company seeks to offer full spectrum solutions that automate law enforcement workflow, from investigation to suspect booking through identification, legal processing, incarceration and release. The use of a common operating system among the various system components, and the use of common data formats throughout the system, allow the Company to provide fully integrated solutions across the entire breadth of applications. Moreover, to the extent that applications for AFIS systems within the law enforcement information systems market expand, the Company believes that its configurable systems architecture will enable AFIS customers to adapt more effectively to emerging technology.

  - GENERATE ADDITIONAL REVENUES FROM INSTALLED CUSTOMER BASE. The Company's AFIS systems have been sold in over 20 countries and are being utilized by over 150 local, state and federal agencies, and the Company believes that this installed base offers an opportunity to generate additional revenues by extending its existing product offerings to enhance customer capabilities. During fiscal 1996, approximately 72.8% of the Company's system revenues were derived from sales to existing customers. As law enforcement agencies worldwide become more dependent upon technology, as such technology becomes more sophisticated, and as the need to integrate broader applications becomes increasingly important, the demand for additional capabilities will continue to be a vital facet of overall demand for law enforcement information systems.

  - INTEGRATE NEW APPLICATIONS INTO CORE PRODUCT. The Company believes that its core product is suited to the integration of applications which are direct extensions of its strength in positive identification, records retrieval and data management. For example, the Company recently applied its expertise in image storage and processing and its existing database system to provide integrated document image storage to certain law enforcement customers. In addition, the Company believes that it may be possible to provide real-time distributed fingerprint processing capability to law enforcement officers in the field through mobile data capture and processing terminals, to corrections officials in prisons, or to court officials in the criminal justice system.

  - EXPAND AFIS SALES INTO NON-LAW ENFORCEMENT MARKETS. With the advent of real-time response, live-scan technology and expert matching systems that reduce time-consuming operator activities, the Company believes that AFIS technology could have applications in non-law enforcement markets. Potential civil applications for fingerprint technology include detection of welfare fraud, voter registration and identification, verification of immigration status, drivers' license identification and verification of eligibility for pension benefits. In addition, the Company believes that other emerging commercial markets may be receptive to a non-invasive biometric indicator to support functions such as identity confirmation at the point of sale, credit card integrity checks, health care identification, and controlled access to high-security facilities, networks and databases. As is the case with the law enforcement market, many of these civil and commercial applications require "one to many" search capability. Requests for proposals have been issued in certain states and other countries for applications such as welfare fraud identification, voter registration and immigration control. The Company believes that its ability to search large databases in real-time opens many potential markets for AFIS technology which were previously closed due to the slow response times of earlier systems. In order to pursue this objective, where appropriate, the Company intends to enter into teaming arrangements with prominent systems integrators. To date, in collaboration with Electronic Data Systems Corp. (EDS), the Company has sold an AFIS system for use by the Los Angeles County Welfare Department. The Company has also sold an AFIS system for use for immigration control purposes by the Belgian Ministry of Justice.

  - MAINTAIN   AFIS  TECHNOLOGY  LEADERSHIP.     The  Company  is  committed  to
    maintaining its technology leadership in AFIS systems within the law enforcement information systems market. The Company considers research, development and engineering to be a vital part of its operating discipline, and continues to make substantial investments to enhance the performance, functionality and reliability of its AFIS 2000 hardware and software. The Company believes that it is one of a limited number of companies with the technical capability and industry experience to develop large-scale AFIS systems, and has utilized new technology to increase significantly the speed with which fingerprint searches can be conducted. For example, fingerprint and other image storage has been migrated from optical storage to magnetic storage, resulting in a substantial reduction in the time required to access fingerprint images in order to verify potential matches. Storage of fingerprint minutiae and description information in RAM rather than on disk drives greatly decreases the time required to perform pre-search filtering and retrieval of minutiae data by the matchers. These and other advances have resulted in real-time response capability. The Company believes that its proprietary systems for integrating and deploying these new technologies in order to provide customers with complete solutions and increased product functionality constitute a significant competitive advantage. The Company intends to continue to pursue this advantage by developing new systems employing emerging technologies developed both by others and by its own in-house research, development and engineering personnel.

  - ACQUIRE COMPLEMENTARY BUSINESSES. From time to time the Company intends to review acquisition prospects that would complement its existing product offerings, augment its market coverage, enhance its technological capabilities, or which may offer growth opportunities. For example, the Company believes that the acquisition of providers of complementary products and software to the law enforcement industry and their associated customer bases would permit the Company to enhance its position as a leading supplier of AFIS systems to the law enforcement information systems market. In addition, such acquisitions may expand the Company's capability to enter new markets which would benefit from AFIS technology. However, there can be no assurance that suitable candidates will be available or, because of competition from other potential purchasers or other business reasons, that the Company will be able to consummate acquisitions on satisfactory terms. At the present time, the Company does not have any arrangement or understanding with respect to any acquisition transactions.

TECHNOLOGY

    The Company's technology strategy is to develop standardized software and hardware AFIS solutions incorporating both off the shelf and proprietary hardware and software. The Company strongly believes that the key to satisfying current customers and expanding into emerging markets is utilizing its fingerprint expertise and proprietary products derived from its law enforcement experience.

    The Company believes that its experience in development of fingerprint technology is more extensive than that of any industry competitor. The Company believes that the real-time "one to many" search capability of its systems represents a key competitive advantage, and that the design features of the Company's systems yield an inherent scalability which allows additional user sites to be added to the system without compromising response times.

    Some of the core technological features of the Company's AFIS systems are as follows:

    - DISTRIBUTED INTELLIGENT IMAGE PROCESSING (the Fingerprint Processor 2000, or FP 2000). The FP 2000 permits immediate quality assessment, image enhancement, automatic extraction of fingerprint characteristics (encoding minutiae and features for expert matching), and automatic pattern classification. The FP 2000 performs these functions at the point of print capture, which provides the Company's AFIS 2000 system with a distributed processing capability that is one of its key distinguishing features. The FP 2000's distributed processing capability, which encompasses the ability to process two billion operations per second using an industry standard "SCSI" interface, makes real-time processing possible. This distributed processing capability has significantly increased in speed and decreased in price through utilization of recent advances in semiconductor technology.

    - PROPRIETARY ALGORITHMS. The Company has developed over two decades a range of algorithms for such processes as image enhancement, minutiae extraction, pattern classification and recognition, print quality assessment, matching for "one to one" and "one to many" applications, and expert matching for unattended searches. The Company believes that the proprietary nature of these algorithms, the significant investment it has made in their development, and its continuing in-house research, development and engineering expertise in algorithms provide it with a competitive advantage.

    - HIGH  SPEED  MATCHING  CAPABILITY  (THE  MINUTIAE  MATCHER  2000,  OR   MM
      2000). The Company develops and manufactures proprietary matcher hardware that significantly improves the speed and cost effectiveness of minutiae comparisons compared to conventional software based solutions. Because each fingerprint can include 100 or more minutiae points in a "map" and each "map" must be rotated and offset for comparison against databases that can include millions of stored fingerprint images, both processing speed and accuracy become extremely critical. The Company's MM 2000 provides the necessary processing power to host the demanding and robust algorithms which enable accuracy to be maintained even in an environment characterized by very large databases.

    - SCALABLE SYSTEMS ARCHITECTURE. The Company has designed and developed its technology to facilitate a scalable architecture which allows the customer to enhance processing capability as the size of the customer's database increases, without compromising performance. For example, the Company's primary search processing technology, the SP 2000, employs a massively parallel system architecture; the Company's image processing technology, the FP 2000, is distributed to the point of capture; and the Company's primary storage technology, the DSR 2000, employs a RAID array that is redundant, fault tolerant, scalable, and capable of providing rapid data access. This system design flexibility, the ability to tailor system functionality, and the ability to expand storage or search capacity allows the Company's customers to take advantage of technological developments and product innovations over time without redesigning or replacing a Printrak system once it is in place.

    - EXPERTMATCHING. This capability eliminates the need for operator review of matching results. This system, when combined with the Company's high speed matching capability and search processing technology, also eliminates the need for human operator review prior to the initiation of a search. This development is critical to the ability to market AFIS systems to markets in which customers have no fingerprint experience or expertise but nevertheless require accuracy and fast response times.

PRODUCTS AND SERVICES

    The Company develops and markets a broad range of software and hardware products directly to the law enforcement market place. In addition, the Company markets its core fingerprint acquisition, matching and storage products to system integrators for incorporation into civil or commercial applications and is considering selectively marketing its products to some of these markets directly. The Company's objective in developing its family of products is to offer to its customers integrated solutions which encompass configurable standard products.

    Printrak's sixth-generation AFIS system the AFIS 2000, is based on UNIX open systems hardware and software designed to meet a wide variety of functional needs in a single system. The Company's principal products perform the following functions:

  - TENPRINT ENTRY

    Input stations (the IS 2000) support entry from paper cards and live-scan stations (the LSS 2000) are used for live-capture (digitization) of fingerprints. Printrak's philosophy of distributing intelligent image processing (through the FP 2000) speeds entry and improves data quality. Automated quality evaluation, print classification, and encoding take place at the workstations. Interfaces to criminal history files allow on-line transfer of data, further improving operator efficiency. Search results can be reviewed on-screen, allowing operators to view print images and confirm matches.

  - LATENT ENTRY

    Latent stations (the LS 2000) allow entry of single prints from scene-of-the-crime lifts, photographs of prints, or even prints on evidence items (e.g., chemically developed from paper). User-friendly print encoding may be manual (via mouse) or automatic. Search results are reviewed on-screen, allowing operators to view print images and confirm matches.

  - SINGLE-FINGER ENTRY

    Identity and enrollment booking stations (the BKS 2000) digitize one or two prints directly from an individual's finger. This feature allows immediate verification of identity ("one to one" matching) or fast search ("one to many" searching), both functions that are crucial to civil and commercial fingerprint applications. The system typically returns a match/no-match result without requiring operator review.

  - VERIFICATION AND MUGSHOT DISPLAY

    The Verification Station 2000 (the VS 2000) allows the user to review the results of a latent or tenprint search against a database and determine whether a match has been made. The MDS 2000 permits remote access to mugshot lineups for suspect identification.

  - DATA STORAGE/RETRIEVAL (THE DSR 2000) AND IMAGE STORAGE SERVER (THE ISS
    2000) SUBSYSTEMS

    Fault tolerant magnetic storage holds fingerprint images, mugshots, and other image and text data. Retrieval times are measured in seconds, supporting the real-time response required for today's AFIS applications. Scalable architecture allows the system to be tailored to support specific customer requirements. Printrak believes that it was the first AFIS vendor to migrate to RAID technology, which is faster, more compact, more reliable and more easily configurable than optical disk technology.

  - SEARCH PROCESSORS (THE SP 2000)

    The SP 2000 is comprised of specialized hardware (the MM 2000) and flexible architecture to allow the AFIS 2000 to meet specific customer needs for database type, capacity, response time, and print comparison workload. The SP 2000 performs high-speed, processor-intensive comparisons of fingerprint minutiae "maps." Its functions are the key to positively identifying individuals for all types of applications. The MM 2000's matching capabilities represent a substantial increase in processing speed over the Company's previous generation of matcher.

    In addition, the Company provides the following services to complement its product offerings:

  - FILE CONVERSION

    The file conversion function converts agencies' tenprint cards into electronic form. This process includes capture of images, entry or download of descriptive data, automatic encoding and classification of prints, extraction of additional print feature data (if EXPERTMATCHING is selected), quality review, identification of duplicates, database creation, database synchronization, and database loading. Other services performed include the conversion of palm print and mug-shot records and the conversion of data from existing databases on older Printrak platforms to a format compatible with the AFIS 2000.

  - SYSTEM MAINTENANCE

    The Company typically warrants its AFIS 2000 system for a period of 12 months, which warranty includes full support and maintenance. In addition, the Company sells annual maintenance contracts to most of its customers, which provide for system maintenance, ongoing technical support, documentation and training.

    The selling price of the Company's typical AFIS system, containing the foregoing features, generally exceeds $1.0 million.

PRODUCT DEVELOPMENT

    The Company considers research, development and engineering to be a vital part of its operating discipline, and continues to make substantial investments in research, development and engineering to enhance the performance, functionality and reliability of its AFIS 2000 hardware and software. At March 31, 1996, the Company had 78 full-time employees engaged in research, development and engineering activities, and also was utilizing the services of 21 specialized contract employees in this area. During the fiscal year ended March 31, 1996, the Company spent $8.6 million on research, development and engineering activities, and the Company intends to continue to invest in product development.

    The Company's hardware development efforts are currently focused on increasing the speed and accuracy and reducing the cost of the Company's FP 2000 fingerprint processing boards and its MM 2000 matcher boards. The Company has also begun to develop low-cost live-scan devices for access to AFIS networks, including single finger live scanners intended to be used in the field by law enforcement officers.

    The Company's software development activities are currently focused on increasing the functionality of the Company's workstation software and developing systems to configure workflow to a customer's requirements. In addition, the Company is actively engaged in the development of standard interfaces for communication with the FBI's integrated AFIS system (IAFIS) currently under development and local criminal history files.

NON-LAW ENFORCEMENT MARKETS

    With the advent of real-time response, live-scan technology and expert matching systems that reduce time-consuming operator activities, the Company believes that AFIS technology could have applications in non-law enforcement markets. Potential civil applications for fingerprint technology include detection of welfare fraud, voter registration and identification, verification of immigration status, drivers' license identification and verification of eligibility for pension benefits. In addition, the Company believes that other emerging commercial markets may be receptive to a non-invasive biometric indicator to support functions such as identity confirmation at the point of sale, credit card integrity checks, health care identification, and controlled access to high-security facilities, networks and databases. As is the case with the law enforcement market, many of these civil and commercial applications require the verification of an individual's fingerprint against a database of several hundred thousand records ("one to many" searching). Requests for
proposals   have  been  issued  in  certain   states  and  other  countries  for
applications such as welfare fraud identification, voter registration, and immigration control. The Company believes that its ability to search large databases in real-time opens many potential markets for AFIS technology which were previously closed due to the slow response times of earlier systems. In order to pursue this objective, where appropriate, the Company intends to enter into teaming arrangements with prominent systems integrators. To date, in collaboration with Electronic Data Systems Corp. (EDS), the Company has sold an AFIS system for use by the Los Angeles County Welfare Department. The Company has also sold an AFIS system for use for immigration control purposes by the Belgian Ministry of Justice.

    A September 1995 U.S. General Accounting Office Report selected fingerprint identification over hand geometry, retina scanning, voice verification and signature verification as the most viable method for verifying a government benefit recipient's identity in an electronic benefits transfer environment. Fingerprint identification was selected because of (1) its universal acceptance as a positive means of identity verification and (2) its extensive history of reliability in the law enforcement arena.

CUSTOMERS AND GEOGRAPHIC MARKETS

    The Company has focused its marketing efforts on developing long-term relationships with national, regional, and local law enforcement agencies around the world. In addition, the Company markets its fingerprint capture, processing, storage and retrieval products directly and through system integrators to national, regional, and local agencies for use in non-law enforcement applications. The following is a list of current customers who have purchased $100,000 or more of new systems or major system upgrades, or who have purchased in excess of $40,000 of maintenance services from the Company in the last five years or, where italicized, facilities at which the Company's system is utilized:

UNITED STATES GOVERNMENT AGENCIES
Federal Bureau of Investigation, Washington D.C.
U.S. Secret Service, Washington D.C.
U.S. Postal Service, Memphis, Tennessee

ARKANSAS
Arkansas State Police, Little Rock
  ARKANSAS STATE POLICE CRIME LAB, LITTLE ROCK
  LITTLE ROCK POLICE DEPARTMENT, LITTLE ROCK

CALIFORNIA
Orange County Sheriff/Forensic Science Services,
 Santa Ana
San Jose Police Department, San Jose
Electronic Data Systems (EDS)
  LOS ANGELES COUNTY SOCIAL SERVICES, NORWALK*
  ALAMEDA COUNTY SOCIAL SERVICES, OAKLAND*
  CONTRA COSTA COUNTY SOCIAL SERVICES, MARTINEZ*
  SAN FRANCISCO CITY AND COUNTY DEPT. OF SOCIAL SERVICES*

DELAWARE
Delaware State Police, Dover
  WILMINGTON POLICE DEPARTMENT, WILMINGTON
New Castle Police Department, New Castle

DISTRICT OF COLUMBIA
Washington Metropolitan Police Department, Washington D.C.


FLORIDA
Florida Department of Law Enforcement (FDLE),
 Tallahassee
  FDLE, FORT MYERS
  FDLE, JACKSONVILLE
  FDLE, ORLANDO
  FDLE, PENSACOLA
  FDLE, TAMPA
  FDLE, TALLAHASSEE
Boca Raton Police Department, Boca Raton
Broward County Sheriff's Office, Fort Lauderdale
Collier County Sheriff's Office, Naples
Lee County Sheriff's Office, Fort Myers
Metro Dade Police Department, Miami
  METRO DADE DEPARTMENT OF CORRECTIONS AND JUVENILE ASSESSMENT CENTER, MIAMI Miami Beach Police Department, Miami Beach
Miami Police Department, Miami
Monroe County Sheriff's Office, Key West
Orange County Sheriff's Office, Orlando
Palm Beach County Sheriff's Office, W. Palm Beach
Pinellas County Sheriff's Office, Clearwater
St. Petersburg Police Department, St. Petersburg


GUAM
Guam Police Department, Agana

INDIANA
Indiana State Police, Indianapolis
  INDIANA STATE POLICE CRIME LAB, EVANSVILLE
  INDIANA STATE POLICE, FORT WAYNE
  INDIANA STATE POLICE CRIME LAB, LOWELL

IOWA
Iowa Department of Public Safety (IDPA), Des Moines
  IDPA, CEDAR RAPIDS
  IDPA, DAVENPORT
  IDPA, SIOUX CITY
  IDPA, WATERLOO POLICE

KANSAS
Kansas Bureau of Investigation, Topeka
Johnson County Sheriff's Office, Mission
Sedgwick County Sheriff's Department, Wichita
Topeka Police Department, Topeka
Wichita Police Department, Wichita

KENTUCKY
Kentucky State Police, Frankfort
  KENTUCKY STATE POLICE, LEXINGTON
  KENTUCKY STATE POLICE, LOUISVILLE

LOUISIANA
Louisiana Department of Public Safety and Corrections,
 Baton Rouge
  BATON ROUGE POLICE DEPARTMENT, BATON ROUGE
  JEFFERSON PARISH SHERIFF'S OFFICE, GRETNA
  LAFAYETTE PARISH SHERIFF'S OFFICE, LAFAYETTE
  LOUISIANA STATE POLICE BUREAU OF IDENTIFICATION
  NEW ORLEANS POLICE DEPARTMENT, NEW ORLEANS
  SHREVEPORT POLICE DEPARTMENT, SHREVEPORT

MARYLAND
Baltimore City Police Department, Baltimore
  BALTIMORE COUNTY POLICE DEPARTMENT, TOWSON
Montgomery/Prince George's County Police Department,
 Silver Spring


MINNESOTA
Bureau of Criminal Apprehension, St. Paul
  MINNEAPOLIS POLICE DEPARTMENT, MINNEAPOLIS
  ST. PAUL POLICE DEPARTMENT, ST. PAUL



NEBRASKA
Nebraska State Patrol Criminal Identification Division, Lincoln
  OMAHA POLICE DEPARTMENT, OMAHA
  NORTH PLATTE CRIME LAB, GERING


NEVADA
Las Vegas Metropolitan Police Department, Las Vegas

NEW MEXICO
New Mexico State Police, Santa Fe
Albuquerque Police Department, Albuquerque
Las Cruces Police Department, Las Cruces

NEW YORK
Nassau County Police Department, Mineola

NORTH CAROLINA
North Carolina State Bureau of Investigation, Raleigh
  FAYETTEVILLE POLICE DEPARTMENT, FAYETTEVILLE
  GASTON COUNTY POLICE DEPARTMENT, GASTONIA
  GASTONIA POLICE DEPARTMENT, GASTONIA
Beaufort County Sheriff's Office, Washington
Cumberland County Sheriff's Department, Fayetteville
Durham Police Department, Durham
Forsythe County Sheriff's Department, Winston-Salem
Greenville Police Department, Greenville
Guilford County Police Department, Greensboro
City of Charlotte/Mecklenberg County, Charlotte
Rocky Mount Police Department, Rocky Mount
Wake City/County Identification Bureau, Raleigh
Winston-Salem Police Department

NORTH DAKOTA
North Dakota Bureau of Criminal Investigation, Bismarck

OKLAHOMA
Oklahoma State Bureau of Investigation, Oklahoma City
  OKLAHOMA COUNTY SHERIFF'S OFFICE, OKLAHOMA CITY
  TULSA POLICE DEPARTMENT, TULSA

PUERTO RICO
Puerto Rico Police, Hato Rey


SOUTH CAROLINA
South Carolina Law Enforcement Division, Columbia
  SULLIVAN COUNTY SHERIFF'S DEPARTMENT, BLOUNTVILLE
Aiken County Sheriff's Office, Aiken
Charleston Police Department, Charleston
Greenville County Sheriff's Department,
 Greenville
Florence County Sheriff's Office, Effingham
North Charleston Police Department, North Charleston
Richland County Sheriff's Department, Columbia
Rock Hill Police Department, Rock Hill


TENNESSEE
Tennessee Bureau of Investigation, Nashville
  TENNESSEE BUREAU OF INVESTIGATION CRIME LAB, DONELSON
Knox County Sheriff's Department, Knoxville
Knoxville Police Department, Knoxville
Memphis Police Department, Memphis
Shelby County Sheriff's Department, Memphis

TEXAS
Harris County Sheriff's Department, Houston
Houston Police Department, Houston

VIRGINIA
Northern Virginia Regional Identification System,
 Fairfax

U.S. VIRGIN ISLANDS
U.S. Virgin Islands Police, St. Croix
U.S. Virgin Islands Public Safety Department, St. Thomas

INTERNATIONAL SITES

BELGIUM
Belgium Ministry of Interior, Brussels
Belgium Ministry of Justice, Brussels*

CANADA
Royal Canadian Mounted Police, Ottawa, Ontario
Durham Regional Police, Durham, Ontario
Gloucester Regional Police, Ottawa, Ontario
Hamilton Wentworth Regional Police Force, Hamilton,
 Ontario
Metropolitan Toronto Police Force, Toronto, Ontario
Niagara Regional Police Force, St. Catherines, Ontario
Ottawa/Carleton Regional Police Service,
 Ottawa, Ontario
Peel Regional Police Force, Brampton, Ontario
Royal Canadian Mounted Police Forensic ID Services,
 Vancouver, British Columbia
Service de Police de la Communaute Urbaine de Montreal,
 Montreal, Quebec
Surete du Quebec, Montreal, Quebec
Windsor Police Service, Windsor, Ontario
Vancouver Police Department, Vancouver, British Columbia
York Regional Police Force, Newmarket, Ontario

CZECH REPUBLIC
Czech Republic Ministry of Interior, Praha
  POLICIE CESKE REPUBLIKY, PRAHA

DENMARK
Danish National Police, National Central
 Bureau of Identification, Copenhagen


GREECE
Greece Ministry of Public Order, Athens
  DIRECTORATE OF CRIMINAL RESEARCH OF NORTHERN GREECE, THESSALONIKI


HUNGARY
Hungarian Ministry of Interior, Budapest
  HUNGARIAN NATIONAL POLICE, BUDAPEST

IRELAND
An Garda Siochana, Dublin

MACAU
Policia Judiciaria, Macau
Servicos de Identificao de Macau

MALTA
Ministry of the Interior and Justice, Floriana


NETHERLANDS
National Police Force, Division of Criminal Intelligence
 Service, Zoetermeer
  AMSTERDAM POLICE FORCE, AMSTERDAM
  HOOFD BUREAU VAN POLITIE, ROTTERDAM



NORWAY
Norwegian Police Data Processing Center,
 Oslo


PORTUGAL
Policia Judiciaria, Lisboa

SAUDI ARABIA
Saudi ARAMCO, Dhahran


SWITZERLAND
Swiss Department of Justice and Police, Bern
Swiss Central Police Bureau Identification Section, Bern
Federal Office for Refugees Identification Section, Bern



UNITED KINGDOM
Metropolitan Police Service, New Scotland Yard, London
Cambridgeshire Constabulary, Huntingdon
City of London Police Department
Kent County Constabulary Fingerprint Services, Kent
Royal Ulster Constabulary Fingerprint Services, Belfast,
 N. Ireland
West Midlands Police Authority, Birmingham


- ------------------------------
* Non-law enforcement installations

SALES AND MARKETING

    The Company markets its products both directly to end-users through its internal sales force and indirectly through authorized agents, distributors and systems integrators. The Company employs a total of 30 individuals in sales and marketing. In North America, the Company markets its products primarily through a direct sales force, which as of March 31, 1996 consisted of seven representatives. Internationally, the Company utilizes both a direct sales force and authorized agents to sell its products. As of March 31, 1996, the Company had two dedicated international sales representatives. To pursue civil and commercial opportunities, the Company also intends to team with prominent systems integrators. During the fiscal years ended March 31, 1996, 1995 and 1994, international sales represented 37.2%, 60.4% and 47.3%, respectively, of the Company's total revenues. For sales through its authorized agents, distributors and systems integrators, the Company generally is directly involved in developing proposal documents and negotiating contract terms. The proportion of indirect sales varies from period to period.

    Support for the direct sales staff is available from an applications engineering group whose members are available for pre-and post-sale technical support, which includes travelling with sales representatives to help explain the system, defining solutions for customers, configuring systems for proposal activity and supporting the implementation process.

    The Company's products are generally sold through a formal bid process when sold to new customers. The combination of the time needed for various agencies to secure funding for systems, the request for proposal ("RFP") and bid process, the execution of actual contracts, and installation, means that the time from the Company's initial contact with a customer to a complete installation of a system can range up to several years. While this long sales cycle requires significant investments of working capital and sales force time, the Company believes that it also serves as a barrier to entry for smaller companies and as an early indicator of potential competitors. For existing customers, the Company often completes sales pursuant to a sole source contract or purchase order, which generally reduces the sales cycle time. See "Risk Factors -- Dependence on Large Orders; Customer Concentration; Lengthy Sales Cycle" and "-- Dependence on Capital Spending by Public Agencies; Public Agency Contract Considerations."

CUSTOMER SERVICE

    The Company believes that customer service and support are critical to its success and has committed significant resources to these functions. The Company provides on-site maintenance services for its AFIS systems five days per week, eight hours per day, during normal working hours and telephone support twenty-four hours per day, seven days per week. Printrak's service organization includes customer service engineers, who provide on-site support and maintenance, and product support engineers, who are primarily located in the Company's headquarters facility or in regional offices. As of March 31, 1996, the Company had 67 individuals employed in customer service and support roles. In addition, Printrak also hires and trains its own support staff throughout the world rather than relying on third-party maintenance services. The Company sells annual maintenance contracts to most of its customers, which provide for system maintenance, ongoing technical support, documentation and training.

    Typically, the price of an AFIS 2000 system includes a 12 month warranty, which includes full support and maintenance. Individual components are typically warranted for 90 days. The Company accounts for the cost of warranty support against system sales, rather than as maintenance.

BACKLOG

    The Company measures its backlog of system revenues as orders for which contracts or purchase orders have been signed, but which have not yet been shipped and for which revenues have not yet been recognized. The Company typically ships its products within six to nine months after receiving an order. However, such shipments may be delayed due to any delays which occur in the delivery of components, by any special software requirements of the customer, or by delays in converting the customer's files for use in the Company's system prior to shipment. At March 31, 1996, the Company's system revenues backlog was approximately $28.8 million, compared to $11.5 million at March 31, 1995 and $10.8 million at March 31, 1994.

    Substantially all of the Company's backlog as of March 31, 1996 is expected to be shipped during the current fiscal year, with the average lead time being approximately eight months. Certain orders comprising backlog may set forth requirements for custom software development or data file conversion which may require extensive work to be completed prior to shipment. Any failure of the Company to meet an agreed upon schedule could lead to the cancellation of the related order. Variations in the size, complexity and delivery requirements of the customer order may result in substantial fluctuations in backlog from period to period. The Company believes that it is important for competitive reasons and to better satisfy customer requirements to reduce order lead times and expects that the Company's backlog may decrease on a relative basis over time. Accordingly, the Company believes that backlog cannot be considered a meaningful indicator of future financial performance.

MANUFACTURING

    The Company's manufacturing operations consist primarily of integration and testing of off the shelf components, such as computers and disks, and of subsystems and assemblies. Substantially all subsystems and assemblies are made under contract to the Company's specifications. The Company does relatively little primary assembly. Systems go through several levels of testing, including configuration to customer orders and testing with current release software, prior to shipment.

    The Company generally purchases major contracted assemblies from single vendors in order to ensure high quality, prompt delivery and low cost. The Company does, however, qualify second sources for most components, contracted assemblies and purchased subsystems, or has identified alternate sources of supply. The Company believes that its open systems architecture facilitates substitution of components or software when this becomes necessary or desirable. All single source procurements are reviewed individually. The Company has from time to time experienced delays in shipments as a result of the availability of component parts and assemblies, although the Company has never failed to meet a contractual requirement as a result of such delays. There can be no assurance that the Company will not experience such problems in the future, or that such problems will not have a material adverse effect on the Company's operations. See "Risk Factors -- Dependence on Sole Source Suppliers and Independent Contract Manufacturers."

    As a turnkey supplier of AFIS solutions, the Company also provides a file conversion service which allows the customer's existing database of hardcopy records to be electronically encoded prior to delivery of a Printrak AFIS system so that operation can begin on "day one" with capabilities fully available. This file conversion service is performed at the Company's headquarters located in Anaheim, California.

COMPETITION

    The market for law enforcement information systems in general, and AFIS systems in particular, is competitive and is characterized by continuously developing technology and frequent introductions of new features. The Company expects competition to increase as other companies introduce additional and more competitive products in the law enforcement information systems market and as the Company develops new applications for its products outside of the law enforcement market. Historically, the principal competitors in the market for AFIS systems within the law enforcement information systems market have been Printrak, Nippon Electronics Corporation (NEC), and SAGEM Morpho, a large, privately-held company based in France. NEC and SAGEM Morpho each has the technological and market expertise to provide large scale AFIS solutions to law enforcement customers, and each has substantially greater financial resources than the Company.

    Recently, as applications for AFIS within law enforcement have broadened to encompass information systems and database management, certain other competitors have emerged. In particular, Lockheed Martin has entered the marketplace and was awarded a contract by the FBI for the development of fingerprint matching technology to be incorporated into a planned upgrade of the FBI's existing fingerprint identification system. This upgrade is intended to permit the "paperless" utilization of fingerprint data and allow the elimination of fingerprint cards by the FBI. The Company was not selected as a contractor for this project. However, the Company believes that the FBI's efforts to create a "paperless" fingerprint identification system will play an important role in furthering the development of the market for the Company's systems as state and local law enforcement agencies seek the capability to interface electronically with FBI records. In addition, TRW Inc., in conjunction with Cogent Technologies, has been awarded contracts for AFIS systems by the State of Ohio and by the Home Office in the United Kingdom.

    In the ten fingerprint live-scan market, the Company has three principal competitors: Identix Incorporated, Digital Biometrics, Inc. (DBI), and Fingermatrix Inc. The nature of competition in this market is centered primarily on system functionality, image quality, price, service and ease of integration into other systems within the customer's environment.

    The Company believes that its ability to compete in the law enforcement information systems market is based upon such factors as: product performance, functionality, quality and features; price; quality of customer support services, documentation and training; and the availability of products for existing and future platforms. The relative importance of each of these factors depends upon the specific customer involved, but substantially all of the Company's sales to new customers are the result of competitive bidding for contracts pursuant to government procurement rules, which increases the importance of price as a competitive factor. The Company believes that the length of its customer relationships and its ability to offer fully integrated real-time solutions fulfilling a variety of needs within law enforcement allows the Company to gain a competitive advantage in system performance and cost. Nevertheless, there can be no assurance that the Company will be able to compete successfully with the companies mentioned above, or that new entrants, which may include large foreign companies, and some of which may have substantially greater financial resources than the Company, will not seek to enter the law enforcement information systems market.

    In civil and commercial applications for fingerprint identification technologies, the Company competes primarily with SAGEM Morpho and Cogent Technologies, both in association with various partners. The Company competes in these markets on the basis of system functionality, price and service. In addition, the Company may in the future face competition in these markets from other biometric indicators such as hand geometry and retinal scanning.

INTELLECTUAL PROPERTY AND PROPRIETARY RIGHTS

    The Company relies on a combination of patent, copyright and trade secret protection and nondisclosure agreements to establish and protect its proprietary rights. The Company currently holds three patents and has two patent applications pending in the United States, holds several patents in Europe and Canada, and intends to file additional applications as appropriate. Patented or patent pending items have included algorithms for image processing, high-speed print comparison and live-scan imaging techniques. A number of the Company's early patents relating to the Company's minutiae detection and matching technology have recently expired or will expire in the near future. Although the Company continues to implement protective measures, including requiring all employees and certain key suppliers and consultants to the Company to sign nondisclosure agreements, and intends to defend its proprietary rights, policing unauthorized use of the Company's technology or products is difficult and there can be no assurance that these measures will be successful. In addition, the laws of certain foreign countries may not protect the Company's proprietary rights to the same extent as do the laws of the United States. There can be no assurance that the claims allowed by the Company's patents will be sufficiently broad to protect the Company's technology, or that patents will issue from any of the pending applications or, if patents do issue, that any claims allowed would provide proprietary protection to the Company. In addition, there can be no assurance that any patents that may be issued to the Company, or which the Company may license from third parties, will not be challenged, invalidated or circumvented, or that any rights granted thereunder would provide proprietary protection to the Company. See "Risk Factors -- Dependence on Intellectual Property and Proprietary Rights".

FACILITIES

    The Company leases an approximately 88,000 square foot facility in Anaheim, California, from a company controlled by the Company's Chief Executive Officer pursuant to a lease which expires in May 2000. See "Certain Transactions". This building is used as the Company's headquarters and includes administration, engineering and development, marketing and sales, customer service, and manufacturing facilities. The Company also leases an office in Basingstoke, England which is used for both sales and customer support activities.

    The Company believes that these facilities are adequate for its current needs and that suitable additional or substitute space will be available in the future to accommodate expansion of the Company's operations.

EMPLOYEES

    At March 31, 1996, Printrak had a total of 262 employees, including 240 in the United States and 22 in foreign countries.

    Competition in recruiting personnel for technology companies is intense. The Company believes that its success in the future will depend in part on its continued ability to recruit and retain highly skilled management, marketing and technical personnel.

    None of the Company's employees is represented by a labor union. The Company has experienced no work stoppages and believes that its employee relations are good.

LEGAL PROCEEDINGS

    From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of the date of this Prospectus, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in aggregate, would have a material adverse effect on the Company's results of operations or financial position.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

              NAME                     AGE                                    POSITION
- ---------------------------------      ---      ---------------------------------------------------------------------
Richard M. Giles.................          48   Chairman of the Board, Chief Executive Officer and President
Charles L. Smith.................          61   Chief Operating Officer and Director
John G. Hardy....................          47   Vice President, Engineering and Director
David L. McNeff..................          48   Vice President, Sales and Director
Kevin P. McDonnell...............          34   Chief Financial Officer and Director
Daniel J. Driscoll...............          37   Vice President, Marketing and Product Division
Susanna H. Bennett...............          41   Vice President, Treasurer and Secretary

    RICHARD M. GILES joined the Company as Chief Financial Officer in May 1989, became President and Chief Executive Officer and a Director in June 1990 and has served as Chairman of the Board since April 1991. Prior to joining Printrak, from 1988 to 1989, Mr. Giles served as Chief Financial Officer for subsidiaries of De La Rue, p.l.c., an international financial printing company. From 1986 to 1988 Mr. Giles served as Managing Director of Boardman Panels & Boards, a printed circuit board company in the United Kingdom. From 1983 to 1986, Mr. Giles served as Financial Controller and Finance Director of Racal Marine Radar Ltd., a manufacturer of defense electronics and marine radar equipment. In 1994, Mr. Giles was named Entrepreneur of the Year in the turnaround category by Inc. Magazine for the Orange County, California region. Mr. Giles received a first class honors degree in chemistry and mathematics from Bristol University.

    CHARLES L. SMITH joined the Company as Director of Operations in August 1989, served as Vice President of Operations from January 1990 to March 1990, has been Chief Operating Officer since April 1990, and became a Director of the Company in June 1990. Prior to joining Printrak, Mr. Smith was employed for approximately two years as Vice President, Operations for EG&G Corporation, a manufacturer of defense related products. Prior to 1987, Mr. Smith was Executive Vice President of Dolphin Systems, a manufacturer of computer data storage devices, and held various positions, including Division General Manager, with Computer Automation, a manufacturer of mini-computer systems. Mr. Smith received a B.S. degree in Industrial Management from California State University, Long Beach. Mr. Smith currently plans to retire in December 1996, continuing to serve as a Director of the Company.


    JOHN G. HARDY has served as Vice President of Engineering since April 1990 and as a Director of the Company since June 1990. He joined the Company in October 1989 as Director of Software Engineering. Prior to joining Printrak, from 1985 to 1989, Mr. Hardy was employed as Senior Vice President of Engineering by Color Systems Technology, Inc., a company which converts black and white movies to color. From 1978 to 1985, Mr. Hardy was employed by Technology Service Corporation, a manufacturer of image simulation products, as Manager of its imaging systems business unit. Prior to 1978, Mr. Hardy held various engineering positions with Xontech, Inc., a manufacturer of x-ray equipment, and with the radar systems division of Hughes Aircraft Company. Mr. Hardy received a B.S. in electrical engineering from the University of Utah in 1972 and a M.S. in electrical engineering from the University of Southern California in 1975.


    DAVID L. MCNEFF has served the Company as Vice President, Sales and Marketing and a Director since November 1991. He joined the Company in 1985 and served as Director of North American Sales from 1990 to 1991 and as Director, Systems Engineering, Proposals and Contracts from 1989 to 1990, and as Manager of Programs and Contracts from 1985 to 1989. Prior to joining Printrak, from 1978 to 1985, Mr. McNeff was employed as Program Manager for Magnavox Advanced Products and Systems Co., which develops and manufactures high speed chips and printed circuit boards for government agencies. Mr. McNeff received his B.A.S. degree from Biola University and two masters degrees from the same institution, all with highest honors.

    KEVIN P. MCDONNELL joined the Company as Chief Financial Officer and a Director in October 1995. Prior to joining Printrak, from 1992 to 1995, Mr. McDonnell was employed as Chief Financial Officer and Vice President of Finance by Mobile Technology, Inc., a medical services company. From 1987 through 1992, he held various positions with Teradata Corporation and the Teradata Database Business Unit of the NCR Division of AT&T, a manufacturer of massively parallel database systems, including Corporate Controller from 1989 to 1992, Director of Corporate Financial Planning and Analysis in 1989 and Assistant Treasurer from 1987 to 1989. Mr. McDonnell received a B.A. in Finance from Loyola Marymount University and a J.D. from Loyola Law School.

    DANIEL J. DRISCOLL has served as Vice President, Marketing and Product Division since September 1995. He joined the Company as Director of Marketing in August 1993. Prior to joining Printrak, from October 1992 to August 1993, Mr. Driscoll was employed as Director of Marketing and Product Development for the Hoskins division of Sheldahl, Inc., which division manufacturers aviation illumination systems. From 1989 to 1992, Mr. Driscoll was employed by Cymbolic Sciences International, a manufacturer of film recorders, as Vice President, Marketing and Product Development. Prior to 1989, Mr. Driscoll was employed by Lincoln Laser Company, a manufacturer of laser scanning systems, as Vice President of its Systems Division, and by Intel Corporation as a Senior Industrial Engineer in its advanced manufacturing technology group. Mr. Driscoll received a B.S. in industrial engineering from Arizona State University.

    SUSANNA H. BENNETT has served as Vice President, Treasurer since April 1996 and as Corporate Secretary since September 1992. Ms. Bennett joined the Company in March 1987 and served as Vice President of Finance from April 1995 to March 1996, Controller from April 1989 to March 1995 and Finance Manager from 1987 to 1989. Prior to joining Printrak, Ms. Bennett served in accounting and management positions, from 1985 to 1987 at MDB Systems, and from 1984 to 1985 at
Excel-O-Corp., manufacturers of computer peripheral devices. Ms. Bennett received a B.A. with honors in Accounting from California State University, Fullerton and a M.B.A. from Pepperdine University.

    All members of the Company's Board of Directors hold office until the next annual meeting of stockholders or until their successors are elected and qualified. Officers serve at the discretion of the Board of Directors.

    Within sixty days of completion of this Offering, the Company intends to appoint two outside directors to fill existing vacancies on the Board of Directors. At such time, the Board of Directors intends to form a Compensation Committee which will be responsible for determining salaries, incentives and other forms of compensation for executive officers and other employees of the Company and administrating various incentive compensation plans. In addition, the Company intends to form an Audit Committee, which will also include the two outside directors, and which will be responsible for overseeing the actions taken by the Company's independent auditors and reviewing the Company's internal financial controls.

    The Company's directors currently do not receive cash compensation for attendance at Board of Directors or committee meetings. However, in the future, non-employee directors may receive compensation for attendance and may be reimbursed for certain expenses in connection with attendance at board and committee meetings.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    During the fiscal year ended March 31, 1996, the Company had no Compensation Committee or other committee of the Board of Directors performing similar functions. Decisions regarding compensation of executive officers were made by the Board of Directors, all of whom are officers and employees of the Company. The Company anticipates that executive compensation for future periods will be determined by the Compensation Committee, when constituted.

EXECUTIVE COMPENSATION

    The following table sets forth compensation earned during the fiscal year ended March 31, 1996, by the Company's Chief Executive Officer and the four other most highly compensated executive officers whose total salary and bonus during such year exceeded $100,000 (collectively, the "Named Executive Officers") and a selected executive officer:

                           SUMMARY COMPENSATION TABLE

                                                                                   LONG TERM
                                                                                 COMPENSATION
                                                                  ANNUAL         -------------
                                                             COMPENSATION (2)     SECURITIES
                                                           --------------------   UNDERLYING
               NAME AND PRINCIPAL POSITION                  SALARY      BONUS     OPTIONS (#)
- ---------------------------------------------------------  ---------  ---------  -------------
Richard M. Giles (1) ....................................  $ 500,000  $ 500,000            0
 Chief Executive Officer
Charles L. Smith ........................................    148,706     87,406            0
 Chief Operating Officer
John G. Hardy ...........................................    148,706     37,177            0
 Vice President, Engineering
David L. McNeff .........................................    148,706     37,177       48,000
 Vice President, Sales
Daniel J. Driscoll ......................................    117,986     32,440       56,000
 Vice President, Marketing
  and Product Division
Kevin P. McDonnell (3) ..................................     73,836     43,750       72,000
 Chief Financial Officer

- ------------------------
(1) Mr. Giles has entered into an employment agreement, which will become effective concurrent with this Offering, providing for an initial base salary of $350,000 and having a term of five years. See "Employment and Severance Agreements."

(2) Other annual income in the case of each Named Executive Officer consisted principally of perquisites which, in each instance, did not exceed the lesser of $50,000 or 10% of salary plus bonus.

(3) Mr. McDonnell joined the Company as Chief Financial Officer in October 1995 at an annual base salary of $160,000. Although not a Named Executive Officer for the fiscal year ending March 31, 1996, the Company anticipates that he will so qualify in future years.

EMPLOYMENT AND SEVERANCE AGREEMENTS

    The Company has entered into an employment agreement with Richard M. Giles, which will become effective concurrent with this Offering, for a term expiring five years from the effective date of this Offering, pursuant to which he will serve as Chief Executive Officer and President of the Company. The Employment Agreement provides for a base salary of $350,000 per year, with annual raises to be determined by the Compensation Committee. Mr. Giles will also be eligible for certain bonus payments and to participate in incentive compensation and other employee benefit plans established by the Company from time to time. Mr. Giles' employment agreement provides for a severance benefit equal to eighteen months' base salary in the event of termination of his employment by the Company under certain circumstances.

    The Company has agreements with a number of executive officers and several key employees which grant such officers and employees severance benefits upon termination by the Company. Such benefits range in amount from six to twelve months' base salary.

    OPTION  GRANTS.    The  following  table  sets  forth  certain   information
concerning grants of options to each of the Named Executive Officers and a selected executive officer during the year ended March 31, 1996:

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                                                  POTENTIAL REALIZABLE
                                                                                                    VALUE AT ASSUMED
                                           NUMBER OF     % OF TOTAL                              ANNUAL RATES OF STOCK
                                          SECURITIES      OPTIONS                                PRICE APPRECIATION FOR
                                          UNDERLYING     GRANTED TO     EXERCISE                    OPTION TERM (3)
                                            OPTIONS     EMPLOYEES IN      PRICE     EXPIRATION   ----------------------
NAME                                      GRANTED (#)  FISCAL YEAR(1)   ($/SHARE)    DATE (2)      5% ($)     10% ($)
- ----------------------------------------  -----------  --------------  -----------  -----------  ----------  ----------
David L. McNeff.........................      16,000          2.7%           7.50      2/13/06      140,623     294,999
                                              16,000          2.7%          12.50      2/13/06       60,623     214,999
                                              16,000          2.7%          18.75      2/13/06            0     114,999
Daniel J. Driscoll......................       8,000          1.3%           6.25     12/18/05       80,312     157,499
                                              16,000          2.7%           7.50      2/13/06      140,623     294,999
                                              16,000          2.7%          12.50      2/13/06       60,623     214,999
                                              16,000          2.7%          18.75      2/13/06            0     114,999
Kevin P. McDonnell......................      14,400          2.4%           6.25     12/18/05      144,561     283,499
                                              14,400          2.4%          12.50     12/18/05       54,561     193,499
                                              14,400          2.4%          15.00     12/18/05       18,561     157,499
                                              14,400          2.4%          18.75     12/18/05            0     103,499
                                              14,400          2.4%          22.50     12/18/05            0      49,499

- ------------------------
(1) Options to purchase an aggregate of 601,209 shares of Common Stock were granted to employees, including the Named Executive Officers, during the year ended March 31, 1996.

(2) Options granted have a term of 10 years, subject to earlier termination in certain events related to termination of employment.

(3) Based on an assumed initial offering price of $10.00 per share. In accordance with the rules and regulations of the Securities and Exchange Commission, such gains are based on assumed rates of annual compound stock appreciation of 5% and 10% from the date on which the options were granted over the full term of the options. The rates do not represent the Company's estimate or projection of future Common Stock prices, and no assurance can be given that the rates of annual compound stock appreciation assumed for the purposes of the table will be achieved.

    OPTION EXERCISES AND FISCAL YEAR-END VALUES. The following table sets forth certain information regarding option exercises during the fiscal year ended March 31, 1996 by the Named Executive Officers:

                AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR
                       AND FISCAL YEAR-END OPTION VALUES

                                                                   NUMBER OF SECURITIES
                                                                  UNDERLYING UNEXERCISED     VALUE OF UNEXERCISED IN-
                                                                    OPTIONS AT FISCAL          THE-MONEY OPTIONS AT
                                        SHARES                         YEAR-END (#)          FISCAL YEAR-END ($) (1)
                                      ACQUIRED ON     VALUE     --------------------------  --------------------------
NAME                                  EXERCISE(#)  REALIZED($)  EXERCISABLE  UNEXERCISABLE  EXERCISABLE  UNEXERCISABLE
- ------------------------------------  -----------  -----------  -----------  -------------  -----------  -------------
John G. Hardy.......................     120,000      450,000      120,000        160,000      900,000      1,200,000

- ------------------------
(1) Calculated by determining the difference between the assumed initial public offering price of $10.00 per share and the exercise price of the options.

STOCK PLANS

    EXECUTIVE STOCK OPTION PLAN

    The Company adopted the Executive Stock Option Plan (the "Executive Plan") in May 1992. The Executive Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and nonstatutory options. The Executive Plan currently allows the Company to grant options to purchase shares of the Company's Common Stock and restricted stock grants covering an aggregate of 676,800 shares of the Company's Common Stock, which may be granted to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the Executive Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The Executive Plan is administered by the Compensation Committee, which has sole discretion and authority, consistent with the provisions of the Executive Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the Executive Plan. As of March 31, 1996, there were 566,000 options outstanding under the Executive Plan at a weighted average exercise price of $6.67 per share, of which 10,000 options will be exercised by John Hardy, an employee and director of the Company, at an exercise price of $2.50 per share, and the shares sold in this offering.

    1994 STOCK OPTION PLAN

    The Company adopted the 1994 Stock Option Plan (the "1994 Plan") in December 1993. The 1994 Plan provides for the granting of "incentive stock options,"
within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and nonstatutory options. The 1994 Plan provides for options to purchase shares of the Company's Common Stock and restricted stock grants covering an aggregate of 744,000 shares of the Company's Common Stock may be granted to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. The purpose of the 1994 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1994 Plan is administered by the Compensation Committee, which has sole discretion and authority, consistent with the provisions of the 1994 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1994 Plan. As of March 31, 1996, there were 695,009 options outstanding under the 1994 Plan at a weighted average exercise price of $5.41 per share, of which 140,000 options will be exercised by Chris Tiller, a former employee of the Company, at an exercise price of $2.50 per share and 100,000 of the shares sold in this offering.

    1996 STOCK INCENTIVE PLAN

    The Company adopted the 1996 Stock Incentive Plan (the "1996 Plan") in April 1996. The 1996 Plan provides for the granting of "incentive stock options," within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code") and nonstatutory options. The 1996 Plan provides for options to purchase shares of the Company's Common Stock and restricted stock grants covering an aggregate of 500,000 shares of the Company's Common Stock may be granted to directors, officers, employees and consultants of the Company, except that incentive stock options may not be granted to non-employee directors or consultants. In addition, the 1996 Plan provides each non-employee director of the Company who is initially elected as a director during the term of the Director Plan shall be granted an option consisting of 10,000 shares of Common
Stock, which option shall vest and become exercisable at the rate of 25% immediately and 25% on each anniversary of such director's initial election during the three-year period following the grant date. In addition, upon reelection as a director for each year of such non-employee director's term of office such non-employee director shall receive an additional option covering 2,000 shares of Common Stock, with the same vesting schedule, subject to the limitations set forth in the 1996 Plan. The purpose of the 1996 Plan is to provide participants with incentives which will encourage them to acquire a proprietary interest in, and continue to provide services to, the Company. The 1996 Plan is administered by the Compensation Committee, which has sole discretion and authority, consistent with the provisions of the 1996 Plan, to determine which eligible participants will receive options, the time when options will be granted, the terms of options granted and the number of shares which will be subject to options granted under the 1996 Plan. As of March 31, 1996, there were no options outstanding under the 1996 Plan.

    For each of the Company's stock option plans, the exercise price of incentive stock options must at least be equal to the fair market value of a share of Common Stock on the date the option is granted (110% with respect to optionees who own at least 10% of the outstanding Common Stock). Nonstatutory options shall have an exercise price of not less than 85% of the fair market value of a share of Common Stock on the date such option is granted (110% with respect to optionees who own at least 10% of the outstanding Common Stock). The exercise price of all options granted under the Plan to non-employee directors shall be 100% of the fair market value of the Common Stock on the date of grant, and all such options shall have a term of 10 years. Payment of the exercise price may be made in cash, by delivery of shares of the Company's Common Stock or, potentially, through the delivery of a promissory note. The Compensation Committee has the authority to determine the time or times at which options granted under the Plan become exercisable, provided that options must expire no later than ten years from the date of grant (five years with respect to optionees who own at least 10% of the outstanding Common Stock). Options are nontransferable, other than upon death by will and the laws of descent and distribution, and generally may be exercised only by an employee while employed by the Company or within three months after termination of employment (one year for termination resulting from death or disability).

    EMPLOYEE STOCK PURCHASE PLAN

    The Company's Employee Stock Purchase Plan (the "Purchase Plan") was adopted by the Board of Directors and approved by the Company's stockholders in April 1996, covering an aggregate of 100,000 shares of Common Stock. The Purchase Plan, which is intended to qualify as an "employee stock purchase plan" under
Section 423 of the Internal Revenue Code, will be implemented by six-month offerings with purchases occurring at six-month intervals commencing on the date of this Prospectus. For the initial offering period, the offering period will commence on the effective date for the Purchase Plan and conclude on December 31, 1996. The Purchase Plan will be administered by the Compensation Committee. Employees will be eligible to participate if they are employed by the Company for at least 30 hours per week and if they have been employed by the Company for at least one year. The Purchase Plan permits eligible employees to purchase Common Stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the Purchase Plan will be 85% of the lower of the fair market value of the Common Stock at the beginning of the six-month offering period or on the applicable purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment. The Board may at any time amend or terminate the Purchase Plan, except that no such amendment or termination may adversely affect options previously granted under the Purchase Plan. The Purchase Plan will in all events terminate on December 31, 2006.

LIMITATION OF LIABILITY AND INDEMNIFICATION MATTERS

    The Company's Bylaws provide that the Company will indemnify its directors and officers and may indemnify its employees and other agents to the fullest extent permitted by law. The Company believes that indemnification under its Bylaws covers at least negligence and gross negligence by indemnified parties, and permits the Company to advance litigation expenses in the case of stockholder derivative actions or other actions, against an undertaking by the indemnified party to repay such advances if it is ultimately determined that the indemnified party is not entitled to indemnification. Prior to the closing of this Offering, the Company expects to have in place liability insurance for its officers and directors.

    In addition, the Company's Certificate of Incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors' fiduciary duty as a director to the Company and its stockholders. This provision in the Certificate of Incorporation does not eliminate the directors' fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Company for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

    The Company has entered into separate indemnification agreements with its directors and officers. These agreements require the Company, among other things, to indemnify them against certain liabilities that may arise by reason of their status or service as directors or officers (other than liabilities arising from actions not taken in good faith or in a manner the indemnitee believed to be opposed to the best interests of the Company) to advance their expenses incurred as a result of any proceeding against them as to which they could be indemnified and to obtain directors' insurance if available on reasonable terms. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers or persons controlling the Company pursuant to the foregoing provisions, the Company has been informed that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Act and is therefore unenforceable. The Company believes that its Certificate of Incorporation and Bylaw provisions and indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

                              CERTAIN TRANSACTIONS

    On May 13, 1995, the Company sold its facility located at 1250 North Tustin Avenue, Anaheim, California (the "Property") to RICOL, LLC, a California limited liability company ("RICOL") which is controlled by Richard M. Giles, the Company's Chairman, President and Chief Executive Officer, for a total purchase price equal to $4,630,000, which was equal to the appraised fair market value of the Property plus $70,000, to cover certain closing costs. Such purchase price was paid to the Company by delivery of cash in the amount of $3,400,000 and a promissory note in the principal amount of $1,230,000, which note bears interest at the rate of 10% per annum and principal on which note is payable at the rate of $38,000 per year until fully paid. Such purchase was financed by RICOL by borrowing $3,400,000 from Union Bank and executing a promissory note in the principal amount of $3,400,000 and a related deed of trust on the Property. Pursuant to a Loan Guaranty dated May 12, 1995, the Company unconditionally guaranteed such obligations of RICOL to Union Bank. Such guarantee was terminated in May 1996. In connection with such transaction, the Company and RICOL entered into a lease for the Property for a term of five years, expiring May 12, 2000, with rent of $58,930 per month, subject to increases based on increases in the Consumer Price Index, not to exceed 6% or be less than 2% during any year of such term, which rent was comparable to rents being charged for similar properties at the time of execution of such lease. The Company believes that the transactions described above were on terms as favorable to the Company as they would have been if they had been with unrelated third parties. Mr. Giles has advised the Company that he intends to use a portion of the proceeds from his sale of shares in this offering to repay RICOL's promissory note in favor of the Company.

    From time to time, the Company has made loans to Mr. Giles, which loans have been evidenced by promissory notes issued to the Company by Mr. Giles. During fiscal 1996, the principal amount outstanding under such loans ranged from $23,000 to $147,000, and all of such loans had been repaid as of February 1996. In February 1996, the Company loaned Mr. Giles $150,000 for personal reasons. Such loan bears interest at the rate of 5.5% per annum, and principal and accrued interest on such loan are due as of March 1, 1998. Mr. Giles has advised the Company that he intends to use a portion of the proceeds from his sale of shares in this offering to repay such loan.

    In November 1994, the Company loaned to Charles L. Smith, the Company's Chief Operating Officer, the sum of $50,000. In February 1996, the Company granted Mr. Smith a bonus in the amount of the balance of such loan, through the forgiveness of such indebtedness, and agreed to provide Mr. Smith and his eligible dependents with medical and dental insurance coverage equal to that provided to all vice presidents of the Company so long as Mr. Smith continues to serve as a member of the Company's Board of Directors.

    In February 1996, the Company loaned to John G. Hardy, Vice President, Engineering of the Company, the sum of $310,000 to enable Mr. Hardy to exercise 120,000 options to purchase shares of the Company's Common Stock which were held by Mr. Hardy and to pay certain tax obligations resulting from the exercise of such options. Such loan bears interest at the rate of 5.5% per annum, and principal and accrued interest on such loan are due as of March 1, 1998.

    Any future transactions between the Company and its officers, directors or affiliates will either be on terms no less favorable to the Company than could be obtained from third parties, will be subject to approval by a majority of the Company's outside directors or will be consistent with policies approved by a majority of such outside directors.

                       PRINCIPAL AND SELLING STOCKHOLDERS

    The following table sets forth the beneficial ownership of the Common Stock as of June 15, 1996 by (i) each person or entity known to the Company to own beneficially 5% or more of the outstanding shares of Common Stock, (ii) each of the Company's directors, (iii) each of the Named Executive Officers, (iv) the Selling Stockholders and (v) by all directors and executive officers of the Company as a group. The information as to each person or entity has been furnished by such person or entity.

                                                           SHARES BENEFICIALLY
                                                             OWNED PRIOR TO                       SHARES BENEFICIALLY
                                                              OFFERING (1)         NUMBER OF     OWNED AFTER OFFERING
                                                         -----------------------  SHARES BEING  -----------------------
NAME OF BENEFICIAL OWNERS                                  NUMBER      PERCENT      OFFERED       NUMBER      PERCENT
- -------------------------------------------------------  ----------  -----------  ------------  ----------  -----------
Richard M. Giles (2)(3)................................   6,280,800       85.8%       190,000    6,090,800       64.3%
Charles L. Smith (2)(4)................................     732,000       10.0%       200,000      532,000        5.6%
John G. Hardy (5)......................................     240,000        3.2%        10,000      230,000        2.4%
David L. McNeff (6)....................................       9,600          *              0        9,600          *
Kevin P. McDonnell.....................................           0          0              0            0          0
Daniel J. Driscoll (7).................................       3,200          *              0        3,200          *
Chris Tiller (8).......................................     140,000        1.9%       100,000       40,000          *
                                                          7,272,000       97.6%       400,000    6,872,000       71.6%
All executive officers and directors as a group (7
 persons) (9)..........................................

- ------------------------
 *  Less than 1%

(1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Shares of Common Stock subject to options currently exercisable, or exercisable within 60 days of June 15, 1996, are deemed outstanding for computing the percentage of the person holding such options but are not deemed outstanding for computing the percentage of any other person. Except as indicated by footnote and subject to community property laws where applicable, the persons named in the table have sole voting and investment power with respect to all shares of Common Stock shown as beneficially owned by them.

(2) The address of such stockholder is c/o Printrak International Inc., 1250 North Tustin Avenue, Anaheim, CA 92807.

(3) Includes 6,400 shares owned by Alexander Giles, the son of Richard Giles. Mr. Giles disclaims beneficial ownership of the shares held by Alexander Giles. The balance of such shares are held jointly by Mr. Giles and his wife.

(4) Such shares are held by Charles L. Smith and Janet Smith, as Trustees of the Smith Family Trust dated October 2, 1992.

(5) Includes 110,000 shares issuable upon the exercise of an option exercisable within 60 days of June 15, 1996.

(6) Includes 9,600 shares issuable upon the exercise of an option exercisable within 60 days of June 15, 1996.

(7) Includes 3,200 shares issuable upon the exercise of an option exercisable within 60 days of June 15, 1996.

(8) Includes 140,000 shares issued upon the exercise of an option concurrent with this Offering.

(9) Includes an aggregate of 129,200 shares subject to options exercisable within 60 days of June 15, 1996.

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 20,000,000 shares of Common Stock, $0.0001 par value per share, and 5,000,000 shares of Preferred Stock, $0.0001 par value per share.

COMMON STOCK


    As of March 31, 1996, there were 7,323,200 shares of Common Stock outstanding held by 19 stockholders of record. There will be 9,473,200 shares of Common Stock outstanding after giving effect to the sale of the shares of Common Stock offered by the Company hereby and the exercise of options to purchase an aggregate of 150,000 shares of Common Stock, 110,000 of which shares are being sold in this Offering.


    The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the stockholders, including the election of directors, and do not have cumulative voting rights. Subject to preferences that may be applicable to the holders of outstanding shares of Preferred Stock, if any, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of liquidation, dissolution or winding up of the Company, the holders of shares of Common Stock shall be entitled to receive pro rata all of the assets of the Company available for distribution to its stockholders. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and shares of Common Stock to be issued pursuant to this offering shall be fully paid and nonassessable.

PREFERRED STOCK

    The Board of Directors has authority to issue up to 5,000,000 shares of Preferred Stock, $0.0001 par value, and to fix the rights, preferences, privileges and restrictions, including voting rights, of those shares without any future vote or action by the stockholders. The rights of the holders of the Common Stock will be subject to, and may be adversely affected by, the rights of the holders of any Preferred Stock that may be issued in the future. The issuance of Preferred Stock could have the effect of making it more difficult for a third party to acquire a majority of the outstanding voting stock of the Company, thereby delaying, deferring or preventing a change in control of the Company. Furthermore, such Preferred Stock may have other rights, including economic rights senior to the Common Stock, and, as a result, the issuance thereof could have a material adverse effect on the market value of the Common Stock. The Company has no present plans to issue shares of Preferred Stock.

DELAWARE LAW AND CERTAIN CHARTER PROVISIONS

    The Company is subject to the provisions of Section 203 of the Delaware General Corporation Law and anti-takeover law. In general, the statute prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless either (i) prior to the date at which the person becomes an interested stockholder, the Board of directors approves such transaction or business combination, (ii) the stockholder owned more than 85% of the outstanding voting stock of the corporation (excluding shares held by directors who are officers or held in certain employee stock plans) upon consummation of such transaction, or
(iii) the business combination is approved by the Board of Directors and by two-thirds of the outstanding voting stock of the corporation (excluding shares held by the interested stockholder) at a meeting of stockholders (and not by written consent). A "business combination" includes a merger, asset sale or other transaction resulting in a financial benefit to such interested stockholder. For purposes of Section 203, "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years prior, did own) 15% or more of the corporation's outstanding voting stock.

STOCK TRANSFER AGENT AND REGISTRAR

    The stock transfer agent and registrar for the Company's Common Stock is Chemical Mellon Shareholder Services.

                        SHARES ELIGIBLE FOR FUTURE SALE


    Upon completion of this Offering, the Company will have 9,473,200 shares of Common Stock outstanding (assuming no exercise of options after March 31, 1996 other than the exercise of 140,000 options by Chris Tiller, a former employee of the Company, at an exercise price of $2.50 per share, 100,000 of which shares are being sold in this offering, and the exercise of 10,000 options by John Hardy, an employee and director of the Company, at an exercise price of $2.50 per share, all of which shares are being sold in this offering). Of these shares, the 2,500,000 shares sold in this Offering (2,875,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction or registration under the Securities Act of 1933, as amended (the "Securities Act"), unless they are purchased by "affiliates" of the Company as that term is defined under Rule 144 adopted under the Securities Act. The remaining 6,973,200 shares will be "restricted securities" as defined in Rule 144 ("Restricted Shares"). Of such Restricted Shares, approximately 6,955,600 Restricted Shares are subject to lock-up agreements with Robertson, Stephens & Company. See "Underwriting."


    Future sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices and adversely affect the Company's ability to raise additional capital in the capital markets at a time and price favorable to the Company. As a result of the lock-up agreements and the provisions of Rule 144(k), 144 and 701, additional shares will be available for sale in the public market as follows: (i) 2,500,000 shares will be eligible for immediate sale on the date of this Prospectus, and (ii) 6,955,600 shares will be eligible for sale upon expiration of the lock-up agreements 180 days after the date of this Prospectus, subject to the provisions of Rule 144 and Rule 701.

    In general, under Rule 144 as currently in effect, any person (or persons whose shares are aggregated) who has beneficially owned Restricted Shares for at least two years is entitled to sell, within any three-month period, a number of shares that does not exceed the greater of 1% of the then outstanding shares of the Company's Common Stock (approximately 94,732 shares immediately after this Offering) or the average weekly trading volume during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner of sale, notice and availability of current public information about the Company. A person who is not an affiliate, has not been an affiliate within three months prior to the sale and has beneficially owned the Restricted Shares for at least three years is entitled to sell such shares under Rule 144(k) without regard to any of the limitations described above.

    Subject to certain limitations on the aggregate offering price of a transaction and other conditions, Rule 701 may be relied upon with respect to the resale of securities originally purchased from the Company by its employees, directors, officers, consultants or advisers between May 20, 1988, the effective date of Rule 701, and the date the issuer becomes subject to the reporting requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to written compensatory benefit plans or written contracts relating to the compensation of such persons. In addition, the Securities and Exchange Commission has indicated that Rule 701 will apply to typical stock options granted by an issuer before it becomes subject to the reporting requirements of the Exchange Act (including options granted before May 20, 1988, if made in accordance with the Rule had it been in effect), along with the shares acquired upon exercise of such options beginning May 20, 1988 (including exercises after the date of this Prospectus). Securities issued in reliance on Rule 701 are restricted securities and, subject to the contractual restrictions described above, beginning 90 days after the date of this Prospectus, such securities may be sold (i) by persons other than Affiliates, subject only to the manner of sale provisions of Rule 144 and (ii) by Affiliates under Rule 144 without compliance with its two-year minimum holding period requirements.

    The Company intends to file registration statements on Form S-8 under the Act to register an aggregate of 1,870,800 shares of Common Stock reserved for issuance under the Executive Plan, the 1994 Plan, the 1996 Plan and the Employee Stock Purchase Plan, thus permitting the resale of shares issued under such Plans by non-affiliates in the public market without restriction under the Securities Act. Such registration statements are expected to be filed within 90 days after the date of this Prospectus and will automatically become effective upon filing. Ninety days following the date of this Prospectus, 108,690 shares issuable upon the exercise of vested options as of such date will be eligible for sale pursuant to Rule 701. Furthermore, 180 days after the date of this Prospectus, an additional 273,348 shares issuable upon exercise of vested options that are subject to the lock-up agreements will be eligible for sale.

    Prior to this Offering, there has been no public market for the Common Stock of the Company, and any sale of substantial amounts of Common Stock in the open market may adversely affect the market price of the Common Stock offered hereby.

                                  UNDERWRITING

    The Underwriters named below, acting through their representatives, Robertson, Stephens & Company LLC and Cowen & Company (the "Representatives"), have severally agreed, subject to the terms and conditions of the Underwriting Agreement by and among the Company, the Selling Stockholders and the Underwriters, to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below. The Underwriters are committed to purchase and pay for all such shares if any are purchased.

                                                                                             NUMBER OF
UNDERWRITER                                                                                    SHARES
- -------------------------------------------------------------------------------------------  ----------
Robertson, Stephens & Company LLC..........................................................
Cowen & Company............................................................................

                                                                                             ----------
    Total..................................................................................
                                                                                             ----------
                                                                                             ----------

    The Representatives have advised the Company and the Selling Stockholders that the Underwriters propose to offer the shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus and to certain dealers at such price less a concession of not more than of $ per share, of which $ may be reallowed to other dealers. After the consummation of this Offering, the public offering price, concession and reallowance to dealers may be reduced by the Representatives. No such reduction shall change the amount of proceeds to be received by the Company or the Selling Stockholders as set forth on the cover page of this Prospectus.

    The Company has granted to the Underwriters an option, exercisable during the 30-day period after the date of this Prospectus, to purchase up to 375,000 additional shares of Common Stock at the same price per share as the Company and the Selling Stockholders will receive for the 2,500,000 shares that the Underwriters have agreed to purchase. To the extent that the Underwriters exercise such option, each of the Underwriters will have a firm commitment to purchase approximately the same percentage of such additional shares that the number of shares of Common Stock to be purchased by it shown in the above table represents as a percentage of the 2,500,000 shares offered hereby. If purchased, such additional shares will be sold by the Underwriters on the same terms as those on which the 2,500,000 shares are being sold.

    The Underwriting Agreement contains covenants of indemnity among the Underwriters, the Company and the Selling Stockholders against certain civil liabilities, including liabilities under the Securities Act.

    Pursuant to the terms of lock-up agreements, the holders of 7,455,600 shares of the Company's Common Stock prior to the Offering have agreed with the Representatives that, except for 500,000 shares being sold by the Selling Stockholders in this Offering, until 180 days after the effective date of this Prospectus (the "lock-up period") they will not sell or otherwise dispose of any shares of Common Stock, including shares issuable under options or warrants exercisable during the 180 days after the date of this Prospectus, any options or warrants to purchase shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock owned directly by such holders or with respect to which they have the power of disposition, without the prior written consent of Robertson, Stephens & Company LLC. Approximately 6,955,600 shares of Common Stock subject to the lock-up agreements will become eligible for immediate public sale following expiration of the lock-up period, subject to the provisions of Rule 144. Robertson, Stephens & Company LLC may, in its sole discretion, and at any time without notice, release all or a portion of the securities subject to the lock-up agreements. See "Shares Eligible for Future Sale." In addition, the Company has agreed that until the expiration of the lock-up period, the Company will not offer, sell, contract to sell or otherwise dispose of any shares of Common Stock, any options or warrants to purchase Common Stock or any securities convertible into or exchangeable for shares of Common Stock, other than the Company's sales of shares in this Offering, the issuance of shares of Common Stock upon the exercise of outstanding options, the grant of options to purchase shares or the issuance of shares of Common Stock under the Company's Executive Plan, 1994 Plan, the 1996 Plan and the Employee Stock Purchase Plan, without the prior written consent of Robertson, Stephens & Company LLC.

    The Underwriters do not intend to confirm sales to any accounts over which they exercise discretionary authority.

    Prior to this Offering, there has been no public market for the Company's securities. The initial public offering price of the Common Stock will be determined by negotiation among the Company, the Selling Stockholders and the Representatives. Among the factors to be considered in such negotiations will be prevailing market conditions, the results of operations of the Company in recent periods, market valuations of publicly traded companies that the Company and the Representatives believe to be comparable to the Company, estimates of the business potential of the Company, the present state of the Company's development, the current state of the industry and the economy as a whole, and other factors deemed relevant.

                                 LEGAL MATTERS

    The validity of the Common Stock offered hereby will be passed upon for the Company and the Selling Stockholders by Stradling, Yocca, Carlson & Rauth, a Professional Corporation, Newport Beach, California. Certain legal matters in connection with this offering will be passed upon for the Underwriters by Brobeck, Phleger & Harrison LLP, San Francisco, California.

                                    EXPERTS

    The consolidated financial statements of Printrak International Inc. as of March 31, 1995 and 1996 and for each of the three years in the period ended March 31, 1996 included in this prospectus and the related financial statement schedule included elsewhere in the Registration Statement have been audited by Deloitte & Touche LLP, independent auditors, as stated in their reports appearing herein and elsewhere in the Registration Statement. Such consolidated financial statements and financial statement schedule have been included herein and elsewhere in the Registration Statement in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

                             ADDITIONAL INFORMATION


    The Company has filed with the Commission a Registration Statement (including any amendments thereto) on Form S-1 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, omits certain of the information contained in the Registration Statement and the exhibits and schedules thereto on file with the Commission pursuant to the Securities Act and the rules and regulations of the Commission thereunder. The Registration Statement, including exhibits and schedules thereto, may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and at the regional offices of the Commission located at Seven World Trade Center, 13th Floor, New York, New York 10048 and Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of such materials may be obtained at prescribed rates from the Public Reference Section of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and its public reference facilities in New York, New York and Chicago, Illinois. Such materials, including reports, proxy and information statements and other information, may be obtained electronically by visiting the Commission's Web site on the internet at http://www.sec.com. Statements contained in this Prospectus as to the contents of any contract or other document referred to are not necessarily complete and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

                          PRINTRAK INTERNATIONAL INC.
                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Independent Auditors' Report...............................................................................         F-2

Consolidated Balance Sheets................................................................................         F-3

Consolidated Statements of Operations......................................................................         F-4

Consolidated Statements of Stockholders' Equity............................................................         F-5

Consolidated Statements of Cash Flows......................................................................         F-6

Notes to Consolidated Financial Statements.................................................................         F-7

                          INDEPENDENT AUDITORS' REPORT

To the Stockholders and Board of Directors
 Printrak International Inc.:

    We have audited the accompanying consolidated balance sheets of Printrak International Inc. and subsidiary as of March 31, 1995 and 1996 and the related consolidated statements of operations, stockholders' equity and cash flows for each of the three years in the period ended March 31, 1996. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Printrak International Inc. and subsidiary as of March 31, 1995 and 1996 and the results of their operations and their cash flows for each of the three years in the period ended March 31, 1996, in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP
Costa Mesa, California
May 2, 1996

                          PRINTRAK INTERNATIONAL INC.
                          CONSOLIDATED BALANCE SHEETS
                         AS OF MARCH 31, 1995 AND 1996

                                     ASSETS

                                                                                         1995           1996
                                                                                     -------------  -------------
CURRENT ASSETS:
Cash and cash equivalents..........................................................  $     949,000  $   3,154,000
Short-term investments.............................................................        323,000        364,000
Accounts receivable, net, including unbilled amounts of $3,648,000 (1995) and
 $5,315,000 (1996) (Notes 3 and 4).................................................      6,148,000     11,086,000
Inventories, net (Note 5)..........................................................      6,141,000      8,852,000
Prepaid expenses and other current assets..........................................        413,000        363,000
                                                                                     -------------  -------------
    Total current assets...........................................................     13,974,000     23,819,000
NOTES RECEIVABLE FROM RELATED PARTIES (Note 13)....................................                     1,390,000
PROPERTY AND EQUIPMENT, net (Notes 6 and 13).......................................      6,823,000      2,889,000
SOFTWARE DEVELOPMENT COSTS, net of accumulated amortization of $2,115,000 (1995)...      2,280,000
DEFERRED INCOME TAXES (Note 9).....................................................      5,001,000      4,847,000
                                                                                     -------------  -------------
    Total assets...................................................................  $  28,078,000  $  32,945,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES:
Accounts payable...................................................................  $   2,217,000  $   4,761,000
Accrued wages and employee benefits................................................        991,000      1,575,000
Other accrued liabilities (Note 7).................................................      1,199,000      1,541,000
Current portion of long-term debt (Notes 8 and 10).................................      1,063,000        888,000
Deferred revenue...................................................................      2,357,000      3,904,000
Income taxes payable (Note 9)......................................................        109,000        234,000
                                                                                     -------------  -------------
    Total current liabilities......................................................      7,936,000     12,903,000
LONG-TERM DEBT, less current portion (Notes 8 and 10)..............................      6,342,000      5,614,000
DEFERRED CREDIT (Note 2)...........................................................      1,207,000
                                                                                     -------------  -------------
    Total liabilities..............................................................     15,485,000     18,517,000
COMMITMENTS AND CONTINGENCIES (Note 10)
STOCKHOLDERS' EQUITY (Note 11):
Preferred stock, $0.0001 par value; 5,000,000 shares authorized; no shares outstanding.......................................................................
Common stock, $0.0001 par value; 20,000,000 shares authorized; 7,200,000 (1995) and
 7,323,200 (1996) shares issued and outstanding....................................          1,000          1,000
Additional paid-in capital.........................................................                       308,000
Retained earnings..................................................................     12,516,000     14,352,000
Note receivable from stockholder (Note 13).........................................                      (300,000)
Unrealized gain on short-term investments..........................................                        41,000
Cumulative foreign exchange translation adjustment.................................         76,000         26,000
                                                                                     -------------  -------------
    Total stockholders' equity.....................................................     12,593,000     14,428,000
                                                                                     -------------  -------------
    Total liabilities and stockholders' equity.....................................  $  28,078,000  $  32,945,000
                                                                                     -------------  -------------
                                                                                     -------------  -------------

          See accompanying notes to consolidated financial statements.

                          PRINTRAK INTERNATIONAL INC.
                     CONSOLIDATED STATEMENTS OF OPERATIONS
               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

                                                                          1994           1995           1996
                                                                      -------------  -------------  -------------
REVENUES:
System..............................................................  $  17,910,000  $  17,553,000  $  35,806,000
Maintenance.........................................................      8,208,000      9,246,000      9,911,000
                                                                      -------------  -------------  -------------
  Total revenues....................................................     26,118,000     26,799,000     45,717,000
COST OF REVENUES:
System..............................................................      9,213,000     10,465,000     21,158,000
Maintenance.........................................................      4,228,000      4,810,000      4,963,000
                                                                      -------------  -------------  -------------
  Total cost of revenues............................................     13,441,000     15,275,000     26,121,000
                                                                      -------------  -------------  -------------
GROSS PROFIT........................................................     12,677,000     11,524,000     19,596,000

OPERATING EXPENSES:
Research, development and engineering...............................      3,630,000      4,301,000      8,558,000
Selling, general and administrative.................................      7,028,000      7,320,000      9,776,000
                                                                      -------------  -------------  -------------
  Total operating expenses..........................................     10,658,000     11,621,000     18,334,000
                                                                      -------------  -------------  -------------
INCOME (LOSS) FROM OPERATIONS.......................................      2,019,000        (97,000)     1,262,000

OTHER INCOME (EXPENSE):
Amortization of deferred credit.....................................      1,209,000      1,207,000      1,207,000
Foreign currency gain (loss)........................................       (133,000)       (12,000)        67,000
Interest expense, net...............................................        (92,000)      (454,000)      (334,000)
Other income (Note 7)...............................................                       600,000
                                                                      -------------  -------------  -------------
  Total other income, net...........................................        984,000      1,341,000        940,000
                                                                      -------------  -------------  -------------
INCOME BEFORE PROVISION FOR INCOME TAXES AND CUMULATIVE EFFECT OF
 ACCOUNTING CHANGE..................................................      3,003,000      1,244,000      2,202,000
PROVISION FOR INCOME TAXES (Note 9).................................      1,001,000        218,000        366,000
                                                                      -------------  -------------  -------------
INCOME BEFORE CUMULATIVE EFFECT OF ACCOUNTING CHANGE................      2,002,000      1,026,000      1,836,000
CUMULATIVE EFFECT OF ACCOUNTING CHANGE (Note 2).....................      5,750,000
                                                                      -------------  -------------  -------------
NET INCOME..........................................................  $   7,752,000  $   1,026,000  $   1,836,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
NET INCOME PER SHARE................................................  $        1.08  $        0.14  $        0.24
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
WEIGHTED AVERAGE SHARES OUTSTANDING.................................      7,200,000      7,355,000      7,685,000
                                                                      -------------  -------------  -------------
                                                                      -------------  -------------  -------------
PRO FORMA NET INCOME (unaudited) (Note 2)...........................                                $   2,344,000
                                                                                                    -------------
                                                                                                    -------------
PRO FORMA NET INCOME PER SHARE (unaudited) (Note 2).................                                $        0.28
                                                                                                    -------------
                                                                                                    -------------
PRO FORMA WEIGHTED AVERAGE SHARES OUTSTANDING (unaudited)...........                                    8,305,000
                                                                                                    -------------
                                                                                                    -------------

          See accompanying notes to consolidated financial statements.

                          PRINTRAK INTERNATIONAL INC.
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

                                                                                                                       CUMULATIVE
                                                  COMMON STOCK                                  NOTE      UNREALIZED     FOREIGN
                                              --------------------  ADDITIONAL               RECEIVABLE     GAIN ON     EXCHANGE
                                              NUMBER OF               PAID-IN     RETAINED      FROM      SHORT-TERM   TRANSLATION
                                               SHARES    PAR VALUE    CAPITAL     EARNINGS   STOCKHOLDER  INVESTMENTS  ADJUSTMENT
                                              ---------  ---------  -----------  ----------  -----------  -----------  -----------
BALANCE, April 1, 1993......................  7,200,000  $   1,000   $  --       $4,738,000   $  --        $  --        $ (48,000)
Net income..................................                                      7,752,000
Foreign currency translation adjustment.....                                                                               28,000
                                              ---------  ---------  -----------  ----------  -----------  -----------  -----------
BALANCE, March 31, 1994.....................  7,200,000      1,000               12,490,000                               (20,000)
Net income..................................                                      1,026,000
Dividend....................................                                     (1,000,000)
Foreign currency translation adjustment.....                                                                               96,000
                                              ---------  ---------  -----------  ----------  -----------  -----------  -----------
BALANCE, March 31, 1995.....................  7,200,000      1,000               12,516,000                                76,000
Exercise of common stock options and receipt
 of note receivable from stockholder........    123,200                308,000                 (300,000)
Net income..................................                                      1,836,000
Unrealized gain on short-term investments...                                                                  41,000
Foreign currency translation adjustment.....                                                                              (50,000)
                                              ---------  ---------  -----------  ----------  -----------  -----------  -----------
BALANCE, March 31, 1996.....................  7,323,200  $   1,000   $ 308,000   $14,352,000  $(300,000)   $  41,000    $  26,000
                                              ---------  ---------  -----------  ----------  -----------  -----------  -----------
                                              ---------  ---------  -----------  ----------  -----------  -----------  -----------


                                                 TOTAL
                                              STOCKHOLDERS'
                                                 EQUITY
                                              ------------
BALANCE, April 1, 1993......................   $4,691,000
Net income..................................    7,752,000
Foreign currency translation adjustment.....       28,000
                                              ------------
BALANCE, March 31, 1994.....................   12,471,000
Net income..................................    1,026,000
Dividend....................................   (1,000,000)
Foreign currency translation adjustment.....       96,000
                                              ------------
BALANCE, March 31, 1995.....................   12,593,000
Exercise of common stock options and receipt
 of note receivable from stockholder........        8,000
Net income..................................    1,836,000
Unrealized gain on short-term investments...       41,000
Foreign currency translation adjustment.....      (50,000)
                                              ------------
BALANCE, March 31, 1996.....................   $14,428,000
                                              ------------
                                              ------------

          See accompanying notes to consolidated financial statements.

                          PRINTRAK INTERNATIONAL INC.
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

                                                                             1994          1995          1996
                                                                         ------------  ------------  ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................................................  $  7,752,000  $  1,026,000  $  1,836,000
Adjustments to reconcile net income to net cash provided by operating activities:
  Cumulative effect of change in accounting for income taxes...........    (5,750,000)
  Depreciation and amortization........................................     1,737,000     3,087,000     3,884,000
  Amortization of deferred credit......................................    (1,209,000)   (1,207,000)   (1,207,000)
  Deferred income tax provision........................................       722,000        27,000       154,000
  Changes in operating assets and liabilities:
    Accounts receivable, net...........................................     1,788,000       262,000    (4,938,000)
    Inventories, net...................................................       210,000    (3,343,000)   (2,711,000)
    Prepaid expenses and other current assets..........................      (187,000)       23,000        50,000
    Accounts payable...................................................      (428,000)      852,000     2,544,000
    Accrued liabilities................................................     1,046,000      (895,000)      926,000
    Deferred revenue...................................................      (360,000)    1,462,000     1,547,000
    Income taxes payable...............................................        65,000       (72,000)      125,000
                                                                         ------------  ------------  ------------
      Net cash provided by operating activities........................     5,386,000     1,222,000     2,210,000
CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures...................................................    (5,974,000)   (1,102,000)   (2,230,000)
Proceeds from sale of land and building................................                                 3,330,000
Capitalized software development costs.................................    (1,487,000)   (2,668,000)
Purchases of short-term investments....................................       (19,000)       (1,000)
Receipt of notes receivable from related parties.......................                                  (160,000)
                                                                         ------------  ------------  ------------
      Net cash flows provided by (used in) investing activities........    (7,480,000)   (3,771,000)      940,000
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from long-term debt...........................................     3,388,000     3,555,000     3,200,000
Principal payments on long-term debt...................................      (764,000)     (630,000)   (4,103,000)
Dividends paid.........................................................                  (1,000,000)
Proceeds from exercise of stock options................................                                     8,000
                                                                         ------------  ------------  ------------
      Net cash provided by (used in) financing activities..............     2,624,000     1,925,000      (895,000)
EFFECT OF EXCHANGE RATE CHANGES ON CASH BALANCES.......................        28,000        96,000       (50,000)
                                                                         ------------  ------------  ------------
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS...................       558,000      (528,000)    2,205,000
CASH AND CASH EQUIVALENTS, beginning of year...........................       919,000     1,477,000       949,000
                                                                         ------------  ------------  ------------
CASH AND CASH EQUIVALENTS, end of year.................................  $  1,477,000  $    949,000  $  3,154,000
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION --
Cash paid during the year for:
  Interest.............................................................  $    133,000  $    477,000  $    467,000
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------
  Income taxes.........................................................  $    112,000  $    244,000  $     70,000
                                                                         ------------  ------------  ------------
                                                                         ------------  ------------  ------------

NONCASH TRANSACTIONS:
For the year ended March 31, 1995, the Company entered into capital lease agreements for equipment amounting to $405,000.

During the year ended March 31, 1996, the Company received a note for $1,230,000 from a related party in conjunction with the sale of land and a building, and received a note of $300,000 from an officer for the exercise of stock options (Note 13).

          See accompanying notes to consolidated financial statements.

                          PRINTRAK INTERNATIONAL INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

1.  DESCRIPTION OF THE BUSINESS
    Printrak International Inc. (the Company) designs, develops and manufactures automated fingerprint information systems (AFIS) primarily for use in law enforcement applications. The Company seeks to provide its customers with comprehensive solutions for capture and input of images, image processing, search processing and database management.

    The Company markets its products to national, regional and local law enforcement agencies around the world. The Company's prospective customers are subject to public agency contract requirements which vary from jurisdiction to jurisdiction. Public agency contracts typically contain provisions that permit cancellation in the event that funds are unavailable to the public agency.

    In March 1996, the Company was reincorporated in the State of Delaware and established a par value of $0.0001 on its common and preferred stock. Concurrent with this reincorporation, the Company enacted a 1 for 2.5 reverse stock split. The accompanying consolidated financial statements and notes thereto have been restated to reflect the reincorporation and stock split for all periods presented.

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION --

    The consolidated financial statements include the accounts of Printrak International Inc. and its wholly-owned subsidiary, Printrak Limited (together, the Company). All material intercompany transactions and accounts have been eliminated.

    REVENUE RECOGNITION --

    Revenue is recognized for system sales with insignificant vendor obligations when the system is shipped. The Company records an accrual for any remaining obligations which typically consist of installation and warranty costs. Certain of the Company's system sales are considered long-term contracts due to a significant amount of custom modification to the basic system or to extended delivery terms. Under these types of contracts, the Company recognizes revenue under the percentage of completion method principally using the ratio of labor costs incurred to total estimated labor costs at completion or based on units of delivery. At the time a loss on a contract becomes known, the entire amount of the estimated loss on the contract is accrued. Revenue for file conversions is recognized as such services are performed. Revenue for maintenance service contracts is recognized on a monthly basis ratably over the period of the contract. Cash payments for maintenance received in advance of revenue recognition are accounted for as deferred revenue.

    FOREIGN CURRENCY --

    The financial position and results of operations of the Company's foreign subsidiary are measured using the local currency as the functional currency. Assets and liabilities of this subsidiary are translated at the exchange rate in effect at each year-end. Income statement accounts are translated at the average rate of exchange prevailing during the year. Translation adjustments arising from differences in exchange rates from period to period are included in the accumulated foreign currency translation adjustments account in shareholders' equity. Realized gains or losses from foreign currency transactions are included in operations as incurred.

    CASH EQUIVALENTS --

    Cash equivalents are deemed to be highly-liquid investments with an original maturity of three months or less.

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    SHORT-TERM INVESTMENTS --

    The Company accounts for its investments in accordance with Statement of Financial Accounting Standards No. 115, ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Marketable equity and debt securities available for current operations are classified in the balance sheet as current assets. Unrealized holding gains and losses, if any, are included as a component of stockholders' equity until realized. At March 31, 1995 and 1996, short term investments consist of common stock based mutual funds which have been categorized as available for sale and, as a result, are stated at fair value.

    INVENTORIES --

    Inventories are stated at the lower of cost or market, with cost being determined on a first-in, first-out (FIFO) basis. Replacement parts held for maintenance contracts are amortized on a straight-line basis over their estimated useful lives, averaging three years.

    PROPERTY AND EQUIPMENT --

    Property and equipment are recorded at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from three to five years. Leasehold improvements are amortized over the shorter of the lease term or the useful lives of the related assets. Maintenance, repairs and minor renewals are charged to expense, as incurred. Additions and improvements are capitalized.

    DEFERRED CREDIT --

    The deferred credit (negative goodwill) relates to the excess of the fair market value of current assets acquired and liabilities assumed over the purchase price of the Company in 1991 and has been amortized on a straight-line basis over five years.

    INCOME TAXES --

    Effective April 1, 1993, the Company adopted Statement of Financial Accounting Standards No. 109 (SFAS 109). ACCOUNTING FOR INCOME TAXES. SFAS 109 provides that deferred income taxes are recognized for the tax consequences in future years for differences between the tax basis of assets and liabilities (temporary differences) and their financial reporting amounts at each year-end based on enacted tax laws and statutory rates applicable to the periods in which the temporary differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. The cumulative effect of the adoption of this statement resulted in the recognition of a $5,750,000 gain during the year ended March 31, 1994.

    SOFTWARE DEVELOPMENT COSTS --

    Development costs incurred in the research, development and engineering of new software products and enhancements to existing software products are expensed as incurred until technological feasibility has been established. For the year ended March 31, 1996, software development was substantially completed concurrent with the establishment of technological feasibility due to the nature of the development effort and, accordingly, no costs were capitalized. The Company considers technological feasibility to be established when all planning, designing, coding and testing has been completed according to design specifications. After technological feasibility is established, any additional costs are capitalized in accordance with Statement of Financial Accounting Standards No. 86, ACCOUNTING FOR COSTS OF COMPUTER SOFTWARE TO BE SOLD, LEASED OR OTHERWISE MARKETED.

    Prior to fiscal 1996, the Company capitalized software development costs related to the development of its AFIS 2000 system. Such costs were being amortized over a three-year period. In fiscal 1996, the Company changed the estimated remaining life of such costs due to the increased exposure to continued modifications

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the software to meet changing demands of its customers as well as more rapid technological changes. This change resulted in the remaining balance being fully amortized as of March 31, 1996 and additional costs of $832,000 being expensed during fiscal 1996.

    RESEARCH, DEVELOPMENT AND ENGINEERING --

    Research, development and engineering costs are expensed as incurred. Research, development and engineering includes costs for the development of new products and prototype units. The Company also incurs engineering costs associated with modifications to its system, testing of such systems and the integration of equipment to comply with customer requirements. Management believes that system modifications can generally be utilized by other customers and accordingly, has combined such costs with research, development and engineering.

    STOCK-BASED COMPENSATION --

    In October 1995, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 123 (SFAS 123), ACCOUNTING FOR STOCK-BASED COMPENSATION, which will be effective for the Company beginning April 1, 1996. SFAS 123 requires expanded disclosures of stock-based compensation arrangements with employees and encourages (but does not require) compensation cost to be measured based on the fair value of the equity instrument awarded. Companies are permitted, however, to continue to apply Accounting Principles Board Opinion No. 25 (APB 25), which recognizes compensation cost based on the intrinsic value of the equity instrument awarded. The Company will continue to apply APB 25 to its stock-based compensation awards to employees and will disclose the required pro forma effect on net income and earnings per share beginning in fiscal 1997.

    USE OF ESTIMATES --

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

    PRO FORMA NET INCOME AND NET INCOME PER SHARE --

    In accordance with a regulation of the Securities and Exchange Commission, pro forma net income has been presented to reflect the effect of the elimination of interest expense associated with the repayment of approximately $6.2 million under the Company's revolving credit facility and term loans in conjunction with the Company's initial public offering and the reduction of Chief Executive Officer compensation which exceeds the $550,000 maximum amount that can be received under the Chief Executive Officer's new agreement with the Company beginning in fiscal 1997, net of the related tax effects.

    Pro forma net income per share has been computed by dividing pro forma net income by the weighted average number of shares of common stock outstanding during the period. Weighted average common and common equivalent shares include common shares and the assumed exercise of stock options calculated using the treasury stock method and the assumed issuance of 620,000 shares of common stock as of April 1, 1995 by the Company which would be necessary to generate gross proceeds (using an assumed initial offering price of $10.00 per share) sufficient to repay $6.2 million in debt under the Company's revolving credit facility and term loans.

    Historical net income per share is computed by dividing historical net income by the weighted average number of common and common equivalent shares. Weighted average common and common equivalent shares include common shares and stock options using the treasury stock method. Pursuant to Securities and

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Exchange Commission Staff Accounting Bulletin Topic 4D, stock options granted during the twelve months prior to the date of the initial filing of the Company's Form S-1 Registration Statement have been included in the calculation of common equivalent shares using the treasury stock method as if they were outstanding as of the beginning of the period.

3.  ACCOUNTS RECEIVABLE
    Accounts receivable consist of the following at March 31:

                                                                 1995        1996
                                                              ----------  ----------
Billed receivables..........................................  $2,500,000  $6,005,000
Unbilled receivables........................................   3,648,000   5,315,000
                                                              ----------  ----------
                                                               6,148,000  11,320,000
Less allowance for doubtful accounts........................                (234,000)
                                                              ----------  ----------
                                                              $6,148,000  $11,086,000
                                                              ----------  ----------
                                                              ----------  ----------

    Unbilled receivables consist of system and maintenance revenues which have been earned but not invoiced because of contractual terms of the underlying agreements.

4.  CONCENTRATIONS OF REVENUE AND CREDIT RISK

    MAJOR CUSTOMERS --

    The Company's revenues are generated from credit sales to customers primarily in the law enforcement market. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential credit losses and generally does not require collateral. The Company's ten largest customers represented 58% of total revenues in fiscal 1996; and, as a result, the Company has a large proportion of its receivables outstanding with these customers. Accounts receivable from the Company's ten largest customers were $6,112,000 as of March 31, 1996.

    In fiscal years 1994, 1995 and 1996, the Company had sales to certain customers representing more than 10.0% of total revenues as follows:

                                                                     YEAR ENDED MARCH 31,
                                                              ----------------------------------
                          CUSTOMER                               1994        1995        1996
- ------------------------------------------------------------  ----------  ----------  ----------
  1.                                                          $4,100,000  $   --      $   --
  2.                                                              --      2,700,000       --
  3.                                                              --          --      8,300,000

    Major customers have varied from year to year. Given the significant amount of revenues derived from such customers, the loss of any such customer or the uncollectability of related receivables could have a material adverse effect on the Company's financial condition and results of operations.

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

4.  CONCENTRATIONS OF REVENUE AND CREDIT RISK (CONTINUED)
    INTERNATIONAL SALES --

    A substantial portion of the Company's total revenues are derived from international sales. In fiscal years 1994, 1995 and 1996, international sales as a percent of the Company's total revenues are summarized as follows:

                                                              YEAR ENDED MARCH 31,
                                                         -------------------------------
GEOGRAPHIC AREA                                            1994       1995       1996
- -------------------------------------------------------  ---------  ---------  ---------
Europe.................................................      21.7%      35.0%      26.9%
Canada.................................................      20.3%      13.0%       8.7%
Other..................................................       5.3%      12.4%       1.6%
                                                         ---------  ---------  ---------
                                                             47.3%      60.4%      37.2%
                                                         ---------  ---------  ---------
                                                         ---------  ---------  ---------

    International sales are subject to inherent risks, including unexpected changes in regulatory requirements, tariffs and other barriers, fluctuating exchange rates, difficulties in staffing and managing foreign sales and support operations, greater working capital requirements, political and economic instability, and potentially limited intellectual property protection.

5.  INVENTORIES
    Inventories consist of the following at March 31:

                                                                 1995        1996
                                                              ----------  ----------
Raw materials...............................................  $1,296,000  $2,707,000
Work in process.............................................   3,250,000   4,319,000
Finished goods..............................................     105,000     257,000
Replacement parts, net of accumulated amortization of
 $127,000 (1995) and $635,000 (1996)........................   1,655,000   1,926,000
                                                              ----------  ----------
                                                               6,306,000   9,209,000
Less allowance for excess and obsolete inventories..........    (165,000)   (357,000)
                                                              ----------  ----------
                                                              $6,141,000  $8,852,000
                                                              ----------  ----------
                                                              ----------  ----------

6.  PROPERTY AND EQUIPMENT
    Property and equipment consist of the following at March 31:

                                                                 1995         1996
                                                              -----------  -----------
Land (Note 13)..............................................  $ 1,408,000  $   --
Building and improvements (Note 13).........................    3,252,000       83,000
Computer equipment..........................................    4,491,000    5,777,000
Purchased software..........................................      303,000      902,000
Other equipment and furniture...............................      331,000      570,000
                                                              -----------  -----------
                                                                9,785,000    7,332,000
Less accumulated depreciation and amortization..............   (2,962,000)  (4,443,000)
                                                              -----------  -----------
                                                              $ 6,823,000  $ 2,889,000
                                                              -----------  -----------
                                                              -----------  -----------

    Computer equipment includes assets under capital lease of $468,000 as of both March 31, 1995 and 1996. Accumulated amortization on such leased equipment amounted to $171,000 and $325,000, respectively (Note 10).

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

7.  OTHER ACCRUED LIABILITIES
    Other accrued liabilities consist of the following at March 31:

                                                                 1995         1996
                                                              -----------  -----------
Warranty....................................................  $   350,000  $   651,000
Profit sharing..............................................      255,000      227,000
Sales taxes and V.A.T.......................................       13,000      200,000
Professional fees...........................................       86,000      101,000
Other.......................................................      495,000      362,000
                                                              -----------  -----------
                                                              $ 1,199,000  $ 1,541,000
                                                              -----------  -----------
                                                              -----------  -----------

    Prior to fiscal 1994, the Company had accrued for certain royalties due under an agreement with an unrelated third party. After a review of the current exposure by outside counsel during fiscal 1995, management revised their estimate of the Company's obligation under this agreement, resulting in a change in estimate and adjustment of this accrual by $600,000, which was included in other income in the accompanying consolidated statement of operations.

8.  LONG-TERM DEBT
    Long-term debt consists of the following at March 31:

                                                                 1995         1996
                                                              -----------  ----------
Revolving line of credit with bank, collateralized by
 substantially all assets of the Company, interest payable
 monthly at the bank's reference rate plus 0.5% or the
 bank's LIBOR rate, plus 2.5%, principal due September 1,
 1997.......................................................  $ 3,000,000  $4,200,000
Term loan with bank, collateralized by substantially all
 assets of the Company, interest payable monthly at the
 bank's reference rate plus 0.75% or the bank's LIBOR rate
 plus 2.75%, principal due in monthly installments of
 $55,556, balance due September 1, 1998.....................                1,611,000
Term loan with bank, collateralized by equipment, interest
 payable monthly at the bank's reference rate plus 1.0% or
 the bank's LIBOR rate plus 3.0%, principal due in monthly
 installments of $11,200 until paid.........................      556,000     385,000
Term loan with bank, collateralized by a deed of trust for
 the property which the Company occupies....................    2,805,000
Note payable to De La Rue, Inc., interest payable monthly at
 8.0%.......................................................      650,000
Obligations under capital leases (Note 10)..................      394,000     306,000
                                                              -----------  ----------
                                                                7,405,000   6,502,000
Less current portion of long-term debt......................   (1,063,000)   (888,000)
                                                              -----------  ----------
                                                              $ 6,342,000  $5,614,000
                                                              -----------  ----------
                                                              -----------  ----------

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

8.  LONG-TERM DEBT (CONTINUED)
    The bank's reference rate and LIBOR rate at March 31, 1996 were 8.25% and 5.5%, respectively. The interest rates on the term loans with bank as of March 31, 1996 were based on one-month LIBOR contracts entered into on March 1, 1996 at which time the LIBOR rate was 5.31%

    Annual debt principal repayments are as follows:

Year ending March 31:
    1997.........................................................  $  888,000
    1998.........................................................   5,089,000
    1999.........................................................     491,000
    2000.........................................................      34,000
                                                                   ----------
                                                                   $6,502,000
                                                                   ----------
                                                                   ----------

    The revolving line of credit and term loan agreements with a bank contain certain restrictive covenants which restrict the Company's ability to pay dividends and require the Company to maintain minimum tangible net worth and certain financial ratios such as current ratio, cash flow to debt service ratio and total liabilities to tangible net worth ratio. The Company was in compliance with such financial covenants, as amended, at March 31, 1996.

9.  INCOME TAXES
    The Company's provision for income taxes consists of the following:

                                                                                     YEAR ENDED MARCH 31
                                                                             ------------------------------------
                                                                                 1994         1995        1996
                                                                             ------------  ----------  ----------
Current
  Federal..................................................................  $    175,000  $   34,000  $   90,000
  State....................................................................        59,000      38,000      22,000
  Foreign..................................................................        45,000     119,000     100,000
                                                                             ------------  ----------  ----------
  Total current............................................................       279,000     191,000     212,000
                                                                             ------------  ----------  ----------
Deferred
  Federal..................................................................       599,000      22,000     145,000
  State....................................................................       123,000       5,000       9,000
                                                                             ------------  ----------  ----------
  Total deferred...........................................................       722,000      27,000     154,000
                                                                             ------------  ----------  ----------
Total provision............................................................  $  1,001,000  $  218,000  $  366,000
                                                                             ------------  ----------  ----------
                                                                             ------------  ----------  ----------

    The reconciliation between the Company's effective tax rate and the statutory federal income tax rate follows:

                                                                                     1994       1995       1996
                                                                                   ---------  ---------  ---------
Statutory federal income tax rate................................................       35.0%      35.0%      35.0%
State taxes net of federal benefit...............................................        4.0        2.3        0.9
Amortization of deferred credit..................................................      (13.7)     (33.0)     (18.6)
Foreign operations...............................................................       (1.8)      (1.8)       0.1
Increase in valuation allowance..................................................       13.2       14.6     --
Other............................................................................       (3.4)       0.4       (0.8)
                                                                                   ---------  ---------  ---------
                                                                                        33.3%      17.5%      16.6%
                                                                                   ---------  ---------  ---------
                                                                                   ---------  ---------  ---------

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

9.  INCOME TAXES (CONTINUED)
    Deferred income taxes in the accompanying consolidated balance sheets are comprised of the following:

                                                                        1994            1995            1996
                                                                   --------------  --------------  --------------
Net deferred tax asset...........................................  $   21,953,000  $   21,331,000  $   20,480,000
Valuation allowance..............................................     (16,925,000)    (16,330,000)    (15,633,000)
                                                                   --------------  --------------  --------------
Net deferred tax asset...........................................  $    5,028,000  $    5,001,000  $    4,847,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

    The Company has not provided for U.S. federal income and foreign withholding taxes on the earnings of its foreign subsidiary because it is currently anticipated that these earnings will be permanently reinvested. If these earnings are distributed, foreign tax credits will become available under U.S. law to reduce the effect on the Company's overall tax liability.

    Deferred   tax  assets   consist  primarily   of  the   following  temporary
differences:

                                                                        1994            1995            1996
                                                                   --------------  --------------  --------------
Net operating loss carryforwards.................................  $   18,535,000  $   17,788,000  $   16,595,000
Intangible asset basis...........................................       1,280,000       1,245,000       2,147,000
Patent amortization..............................................       1,334,000       1,233,000               0
Deferred revenue.................................................         270,000         433,000         531,000
Reserves.........................................................         640,000         348,000         457,000
Employee benefits................................................         244,000         298,000         307,000
Depreciation.....................................................        (196,000)         (5,000)        249,000
Other............................................................        (154,000)         (9,000)        194,000
                                                                   --------------  --------------  --------------
Gross deferred assets............................................      21,953,000      21,331,000      20,480,000
Valuation allowance..............................................     (16,925,000)    (16,330,000)    (15,633,000)
                                                                   --------------  --------------  --------------
Net deferred tax assets..........................................  $    5,028,000  $    5,001,000  $    4,847,000
                                                                   --------------  --------------  --------------
                                                                   --------------  --------------  --------------

    The current year change in the valuation allowance of $697,000 resulted from the utilization of net operating losses. This adjustment to the valuation allowance was offset by a reduction in the deferred tax asset resulting from an IRS audit of fiscal years ended March 31, 1992 and 1993.

    As a result of an equity ownership change in prior years, the benefit of federal and California net operating loss carryforwards is limited. At March 31, 1996, the Company has net operating loss carryforwards, net of estimated limitations on utilization, of approximately $14,500,000 and $4,100,000, respectively, for federal and California income tax purposes.

10. COMMITMENTS AND CONTINGENCIES

    COMMITMENTS --

    The Company is obligated under noncancelable capital and operating leases for its principal operating facility and certain furniture and office equipment. The Company incurred $773,000, $120,000 and $775,000 in rent expense during the years ended March 31, 1994, 1995 and 1996, respectively. During the year ended

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

10. COMMITMENTS AND CONTINGENCIES (CONTINUED)
March 31, 1996, $616,801 of such was to a related party (Note 13). Future minimum lease commitments at March 31, 1996 under noncancelable leases that have initial or remaining terms in excess of one year are as follows:

                                                              CAPITAL   OPERATING
                                                               LEASES     LEASES
                                                              --------  ----------
Year ending March 31:
    1997....................................................  $114,000  $  870,000
    1998....................................................   106,000     870,000
    1999....................................................   106,000     854,000
    2000....................................................    35,000     802,000
    2001....................................................               118,000
                                                              --------  ----------
Total minimum payments required.............................   361,000  $3,514,000
                                                                        ----------
                                                                        ----------
Less amount representing interest...........................   (55,000)
                                                              --------
Capital lease obligations...................................   306,000
Less current portion of capital lease obligations...........   (87,000)
                                                              --------
                                                              $219,000
                                                              --------
                                                              --------

    Certain of the Company's customers require the Company to be bonded to ensure performance under certain contracts or to guarantee outstanding bids. At March 31, 1996, the Company had outstanding performance bonds ensuring performance under various contracts, which totaled $14,315,000.

    LITIGATION --

    From time to time, the Company may be involved in litigation relating to claims arising out of its operations in the normal course of business. As of March 31, 1996, the Company is not a party to any legal proceedings, the adverse outcome of which, in management's opinion, individually or in aggregate, would have a material adverse effect on the Company's results of operations or financial position.

11. STOCK BENEFIT PLANS

    EXECUTIVE STOCK OPTION PLAN --

    The Company adopted the Executive Stock Option Plan (the Executive Plan) in May 1992 which provides for the granting of incentive stock options and nonstatutory options to purchase shares of the Company's common stock and restricted stock grants covering an aggregate of 800,000 shares of the Company's common stock. As of March 31, 1996, there were options outstanding to purchase 566,000 shares under the Executive Plan at a weighted average exercise price of $6.67 per share.

    1994 STOCK OPTION PLAN --

    The Company adopted the 1994 Stock Option Plan (the 1994 Plan) in December 1993. The 1994 Plan provides for the granting of incentive stock options and nonstatutory options to purchase shares of the Company's common stock and restricted stock grants covering an aggregate of 744,000 shares of the Company's common stock. As of March 31, 1996, there were options outstanding to purchase 695,000 shares under the 1994 Plan at a weighted average exercise price of $5.41 per share.

    1996 STOCK INCENTIVE PLAN --

    The Company adopted the 1996 Stock Incentive Plan (the 1996 Plan) in April 1996. The 1996 Plan provides for the granting of incentive stock options and nonstatutory options. The 1996 Plan provides for

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

11. STOCK BENEFIT PLANS (CONTINUED)
options to purchase shares of the Company's common stock and restricted stock grants covering an aggregate of 500,000 shares of the Company's common stock. As of March 31, 1996, there were no options outstanding under the 1996 Plan.

    The exercise price of incentive stock options under the above Plans must at least be equal to the fair market value of a share of common stock on the date the option is granted (110% with respect to optionees who own at least 10% of the outstanding common stock). Nonstatutory options shall have an exercise price of not less than 85% of the fair market value of a share of common stock on the date such option is granted (110% with respect to optionees who own at least 10% of the outstanding common stock). The options must expire no later than ten years from the date of grant (five years with respect to optionees who own at least 10% of the outstanding common stock). Vesting is generally 20% at the end of the first year with the remaining vesting over four years on a pro rata basis. As of March 31, 1996, there were options exercisable under these Plans to purchase 356,529 shares at a weighted average exercise price of $5.79 per share.

    The following is a summary of stock option activity for the years ended March 31:

                                                              NUMBER OF       PRICE
                                                               SHARES       PER SHARE
                                                              ---------  ---------------
BALANCE, April 1, 1993......................................    456,000       $2.50
  Granted...................................................     --            --
  Exercised.................................................     --            --
  Canceled..................................................     --            --
                                                              ---------  ---------------
BALANCE, March 31, 1994.....................................    456,000       $2.50
  Granted...................................................    362,600       $2.50
  Exercised.................................................     --            --
  Canceled..................................................    (12,400)      $2.50
                                                              ---------  ---------------
BALANCE, March 31, 1995.....................................    806,200       $2.50
  Granted...................................................    601,200  $3.75 - $22.50
  Exercised.................................................   (123,200)      $2.50
  Canceled..................................................    (23,200)  $2.50 - $7.50
                                                              ---------  ---------------
BALANCE, March 31, 1996.....................................  1,261,000  $2.50 - $22.50
                                                              ---------  ---------------
                                                              ---------  ---------------

    Common shares reserved for future grant under the above option plans were 1,420,800 at March 31, 1996.

    EMPLOYEE STOCK PURCHASE PLAN --

    The Company's Employee Stock Purchase Plan (the Purchase Plan) was adopted and approved in April 1996, covering an aggregate of 100,000 shares of common stock. Employees will be eligible to participate if they are employed by the Company for at least 30 hours per week and if they have been employed by the Company for at least one year. The Purchase Plan permits eligible employees to purchase common stock through payroll deductions, which may not exceed 15% of an employee's compensation. The price of stock purchased under the Purchase Plan will be 85% of the fair market value of the common stock. The Purchase Plan will terminate on December 31, 2006.

12. EMPLOYEE BENEFIT PLANS
    The Company's 401(k) Savings Plan (the Savings Plan) covers domestic full-time employees with 90 days of consecutive service. Under the terms of the Savings Plan, the Company, at its election, can match participant contributions. For the fiscal years ended March 31, 1994, 1995 and 1996, the Company elected not to match participant contributions.

                          PRINTRAK INTERNATIONAL INC.

               FOR THE YEARS ENDED MARCH 31, 1994, 1995 AND 1996

12. EMPLOYEE BENEFIT PLANS (CONTINUED)
    Effective  April 1,  1993, the  Company adopted  a Profit  Sharing Plan (the
Plan) that covers all domestic full-time employees with 90 days of consecutive service. Under the Plan, each eligible employee will receive a bonus, determined under the formula set forth in the Plan, based on the Company's earnings. Bonuses incurred under the Plan totaled approximately $420,000, $447,000 and $408,000 for the years ended March 31, 1994, 1995 and 1996, respectively. The Plan can be terminated by the Company at any time.

13. RELATED PARTY TRANSACTIONS
    On May 13, 1995, the Company sold its principal operating facility (the Property) to RICOL, LLC, a California limited liability company (RICOL), which is controlled by Richard M. Giles, the Company's Chairman, President and Chief Executive officer, for a total purchase price equal to $4,630,000, the appraised fair market value of the Property plus $70,000 to cover certain closing costs, which also approximated its net book value. Such purchase price was paid to the Company by delivery of a promissory note in the principal amount of $1,230,000 and cash in the amount of $3,400,000. In connection with such transaction, the Company and RICOL entered into a lease for the Property for a term of five years, expiring May 12, 2000, with rent of $58,930 per month, subject to increases based on increases in the Consumer Price Index, not to exceed 6% or be less than 2% during any year of such term. The note receivable from RICOL bears interest at 10%, and principal and interest are payable at the rate of $38,000 per annum until paid. No gain or loss was recognized on this transaction.

    From time to time, the Company has made loans to Mr. Giles, which have been evidenced by promissory notes. During fiscal 1996, the principal amount outstanding under such loans ranged from $23,000 to $147,000, and all of such loans had been repaid as of March 31, 1996. In February 1996, the Company loaned $150,000 to Mr. Giles. Such loan is collateralized by a pledge of 150,000 of the shares of the Company's common stock owned by Mr. Giles, bears interest at 5.5%, and principal and interest are due as of March 1, 1998.

    In November 1994, the Company loaned $50,000 to Charles L. Smith, the Company's chief operating officer and a member of the Board of Directors. In February 1996, the Board of Directors voted to grant this individual a bonus in the amount of such loan, through the forgiveness of the related indebtedness, and to provide him and his eligible dependents with medical and dental insurance coverage equal to that provided to all vice presidents of the Company so long as he continues to serve as a member of the Company's Board of Directors.

    In February 1996, the Company loaned an executive of the Company the sum of $300,000 to enable him to exercise 120,000 vested options to purchase shares of the Company's common stock and $10,000 to pay certain tax obligations. The loan is collateralized by the related shares, bears interest at 5.5%, and principal and interest are due as of March 1, 1998. Due to its nature, the loan has been classified as a reduction of stockholders' equity in the accompanying consolidated financial statements.

14. FAIR VALUE OF FINANCIAL INSTRUMENTS
    The Company's balance sheet includes the following financial instruments: cash and cash equivalents, trade accounts receivable, notes receivable from related parties, accounts payable, accrued liabilities and debt. The Company considers the carrying amounts in the financial statements of all financial instruments to approximate their fair value because of the relatively short period of time between origination of the instruments and their expected realization or the fact that such instruments have interest rates which approximate current market rates.

CIVIL AND
COMMERCIAL AFIS
APPLICATIONS



[PICTURE OF CARD SCANNER]



[PICTURE OF CARDS]



[PICTURE OF PASSPORTS]



[PICTURE OF FINGERPRINT
SCANNER]



CREDIT CARDS
POINT OF SALE
ACCESS CONTROL
ATM
WELFARE
IMIGRATION
HEALTH CARE
DMV
LAW ENFORCEMENT



With the advent of real-time response, live-scan technology and expert matching systems, the company believes that AFIS technology could have applications within non-law enforcement markets. Potential civil applications for fingerprint technology include detection of welfare fraud, voter registration and identification, verification of immigration status, drivers' license identification and verification of eligibility for pension benefits. In addition, the company believes that other emerging commercial markets may be receptive to AFIS to support functions such as identity confirmation at the point of sale, credit card integrity checks, health care identification, and controlled access to high security facilities, networks and databases.

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The   following  table  sets  forth  all  costs  and  expenses,  other  than underwriting discounts and commissions, payable by the Company in connection with the sale of the Common Stock being registered hereunder. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market application fee.


                                                                                   TO BE PAID
                                                                                       BY
                                                                                  THE COMPANY
                                                                                  ------------
SEC registration fee............................................................   $   10,905
NASD filing fee.................................................................        3,663
Nasdaq National Market application fee..........................................       45,610
Printing expenses...............................................................      125,000
Legal fees and expenses.........................................................      250,000
Accounting fees and expenses....................................................      300,000
Blue sky fees and expenses......................................................       10,000
Transfer agent and registrar fees...............................................        2,500
Miscellaneous...................................................................       22,322
                                                                                  ------------
    Total.......................................................................   $  770,000
                                                                                  ------------
                                                                                  ------------


- ------------------------
* To be filed by amendment

    The Company will bear the expenses of the Selling Stockholders in connection with the registration of their shares, other than the underwriting discounts and commissions.

ITEM 14.  INDEMNIFICATION OF DIRECTORS AND OFFICERS

    (a) As permitted by the Delaware General Corporation Law, the Amended and Restated Certificate of Incorporation of the Company (Exhibit 3.2 hereto) eliminates the liability of directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a directors, except to the extent otherwise required by the Delaware General Corporation Law.

    (b) The Amended and Restated Certificate of Incorporation provides that the Company will indemnify each person who was or is made a party to any proceeding by reason of the fact that such person is or was a director or officer of the Company against all expense, liability and loss reasonably incurred or suffered by such person in connection therewith to the fullest extent authorized by the Delaware General Corporation Law. The Company's Bylaws (Exhibit 3.3 hereto) provide for a similar indemnity to directors and officers of the Company to the fullest extent authorized by the Delaware General Corporation Law.

    (c) The Amended and Restated Certificate of Incorporation also gives the Company the ability to enter into indemnification agreements with each of its directors and officers. The Company has entered into indemnification agreement with each of its directors and officers (Exhibit 10.16 hereto), which provide for the indemnification of directors an officers of the Company against any an all expenses, judgments, fines, penalties and amounts paid in settlement, to the fullest extent permitted by law.

ITEM 15.  RECENT SALES OF UNREGISTERED SECURITIES

    The following is a summary of transactions by the Company during the last three years preceding the date hereof involving sales of the Company's securities that were not registered under the Securities Act:

        From time to time during the three years preceding the date hereof, the Registrant issued nonqualified stock options pursuant to the Registrant's Executive Stock Option Plan (the "Executive Plan") and the Registrant's 1994 Stock Option Plan (the "1994 Plan") to officers, directors and employees of the Registrant. During the period referred to above, 123,200 options granted pursuant to the Executive Plan were exercised for an aggregate exercise price of $308,000. No options granted pursuant to the 1994 Plan have been exercised as of the date hereof. Exemption from the registration provisions of the Securities Act is claimed, with respect to the grant and subsequent exercise of substantially all of the options referred to above, on the basis that such transactions met the requirements of Rule 701 as promulgated under Section 3(b) of the Securities Act.

        Certain options recently granted to executive officers and a limited number of other members of management were granted pursuant to the exemption from the registration requirement of the Securities Act pursuant to Section 4(2) of the Securities Act, on the basis that such transactions did not involve any public offering and the purchasers were sophisticated with access to the kind of information registration would provide. No underwriting fees or broker's commissions were paid in connection with the foregoing transactions.

        On March 29, 1996, Printrak International Incorporated, a California corporation ("Printrak California") was merged with and into its wholly-owned subsidiary, Printrak International Inc., a Delaware corporation ("Printrak Delaware"). In connection with the merger, Printrak Delaware issued an aggregate of 7,323,200 shares of common stock to the holders of common stock of Printrak California, such that holders of common stock of Printrak California received a proportionate interest in Printrak Delaware common stock, without giving effect to the offering. The issuances of securities will not be registered under the Securities Act due to the exemption from registration thereunder provided by Section 3(a)(9) thereof.

ITEM 16.  EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (A)  EXHIBITS


 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
1.1        Form of Underwriting Agreement.
2.1        Agreement and Plan of Merger, dated as of March 28, 1996, between the Company and Printrak
            International Incorporated, a California corporation.+
3.1        Certificate of Incorporation of the Company.+
3.2        Amended and Restated Certificate of Incorporation of the Company.
3.3        Bylaws of the Company, as currently in effect.+
4.1        Specimen Certificate of Common Stock.
5.1        Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.
10.1       Printrak International Inc. Executive Stock Option Plan (the "Executive Plan") as amended.+
10.2       Form of Nonqualified Stock Option Agreement pertaining to the Executive Plan.+
10.3       Printrak International Inc. 1994 Stock Option Plan (the "1994 Plan").+
10.4       Form of Nonqualified Stock Option Agreement pertaining to the 1994 Plan.+
10.5       Printrak International Inc. 1996 Stock Incentive Plan (the "1996 Plan").+
10.6       Form of Stock Option Agreement pertaining to the 1996 Plan.+
10.7       Form of Restricted Stock Purchase Agreement pertaining to the 1996 Plan.+
10.8       Printrak International Inc. Employee Stock Purchase Plan -- 1996.+
10.9       Printrak International Inc. Voluntary Deferred Compensation Plan.+
10.10      Employment Agreement dated May 1, 1996 between the Company and Richard M. Giles.+
10.11      Promissory Note dated March 1, 1996 by Richard M. Giles in favor of the Company.+
10.12      Stock Pledge Agreement dated March 1, 1996 between the Company and Richard M. Giles.+
10.13      Promissory Note dated March 1, 1996 by John G. Hardy in favor of the Company.+
10.14      Stock Pledge Agreement dated March 1, 1996 between the Company and John G. Hardy.+
10.15      Form of Severance Agreement between the Company and its executive officers.+
10.16      Form of Indemnification Agreement for Officers and Directors of the Company.+
10.17      Purchase and Sale Agreement dated May 12, 1995 between the Company and
            RICOL, LLC.+
10.18      Promissory Note of RICOL, LLC, dated May 12, 1995 in favor of the Company.+

 EXHIBIT
   NO.                                                 DESCRIPTION
- ---------  ----------------------------------------------------------------------------------------------------
10.19      Deed of Trust dated May 12, 1995 by RICOL, LLC in favor of the Company, as beneficiary.+
10.20      Commercial Lease dated May 13, 1995 between the Company and RICOL, LLC.+
10.21      Loan Agreement dated September 29, 1994 between the Company and Union Bank, as amended.+
10.22      Contract dated December 19, 1995 between the Company and Public Works and Government Services
            Canada.+
23.1       Consent of Stradling, Yocca, Carlson & Rauth (see Exhibit 5.1).
23.2       Consent of Deloitte & Touche LLP.
24.1       Power of Attorney (see page II-4).+
99.1       Consent of G2 Research Inc.+


- ------------------------
* To be filed by amendment.
+ Previously filed.

    (B)  FINANCIAL STATEMENT SCHEDULES

         Schedule II -- Valuation and Qualifying Accounts

         All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions or are inapplicable and therefore have been omitted.

ITEM 17.  UNDERTAKINGS

    The Company hereby undertakes to provide to the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as indemnification for liabilities arising under the Act may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions or otherwise, the Company has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The Company hereby undertakes that:

        (1) For purposes of determining any liability under the Act, the information omitted from the form of prospectus filed as part of a Registration Statement in reliance upon Rule 430A and contained in the form of prospectus filed by the Company pursuant to Rule 424(b)(1) or (4) or 497(h) under the Act shall be deemed to be part of the Registration Statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


    Pursuant to the requirements of the Securities Act of 1933 the Registrant has duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Anaheim, State of California, on the 28th day of June, 1996.


                                        Printrak International Inc.

                                        By: /s/  KEVIN P. MCDONNELL
                                           -------------------------------------
                                           Kevin P. McDonnell
                                           Chief Financial Officer

    Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.


                SIGNATURE                       TITLE               DATE
  -------------------------------------  --------------------  --------------

                       *
  -------------------------------------
            Richard M. Giles
                                         Chairman of the
                                          Board, Chief
                                          Executive Officer    June 28, 1996
                                          and President
                                          (Principal
                                          Executive Officer)

                  /s/ KEVIN P.
                MCDONNELL
  -------------------------------------
           Kevin P. McDonnell
                                         Chief Financial
                                          Officer and
                                          Director (Principal  June 28, 1996
                                          Financial and
                                          Principal
                                          Accounting Officer)

                       *
  -------------------------------------
            Charles L. Smith
                                         Chief Operating
                                          Officer and          June 28, 1996
                                          Director

                       *
  -------------------------------------
              John G. Hardy
                                         Vice President and    June 28, 1996
                                          Director

                       *
  -------------------------------------
             David L. McNeff
                                         Vice President and    June 28, 1996
                                          Director

  *  By:  /s/KEVIN P. MCDONNELL
                   Kevin P. McDonnell
                   Attorney-in-Fact

                          PRINTRAK INTERNATIONAL INC.
                 SCHEDULE II--VALUATION AND QUALIFYING ACCOUNTS

                                                   BALANCE AT    CHARGED TO
                                                  BEGINNING OF    COSTS AND                 BALANCE AT
DESCRIPTION                                          PERIOD       EXPENSES    DEDUCTIONS   END OF PERIOD
                                                  -------------  -----------  -----------  -------------
                                                                  (DOLLARS IN THOUSANDS)
Year ended March 31, 1994:
Allowance for doubtful accounts receivable......    $  --         $  --        $  --         $  --
Allowance for excess and obsolete inventories...          256           334         (195)          395
                                                        -----         -----        -----         -----
Total...........................................    $     256     $     334    $    (195)    $     395
                                                        -----         -----        -----         -----
                                                        -----         -----        -----         -----

Year ended March 31, 1995:
Allowance for doubtful accounts receivable......    $  --         $  --        $  --         $  --
Allowance for excess and obsolete inventories...          395           243         (473)          165
                                                        -----         -----        -----         -----
Total...........................................    $     395     $     243    $    (473)    $     165
                                                        -----         -----        -----         -----
                                                        -----         -----        -----         -----

Year ended March 31, 1996:
Allowance for doubtful accounts receivable......    $  --         $     309    $     (75)    $     234
Allowance for excess and obsolete inventories...          165           652         (460)          357
                                                        -----         -----        -----         -----
Total...........................................    $     165     $     961    $    (535)    $     591
                                                        -----         -----        -----         -----
                                                        -----         -----        -----         -----

                               INDEX TO EXHIBITS


 EXHIBIT
   NO.                                             DESCRIPTION                                            PAGE
- ---------  -------------------------------------------------------------------------------------------  ---------
1.1        Form of Underwriting Agreement.
2.1        Agreement and Plan of Merger, dated as of March 28, 1996, between the Company and Printrak
            International Incorporated, a California corporation.+
3.1        Certificate of Incorporation of the Company.+
3.2        Amended and Restated Certificate of Incorporation of the Company.
3.3        Bylaws of the Company, as currently in effect.+
4.1        Specimen Certificate of Common Stock.
5.1        Opinion of Stradling, Yocca, Carlson & Rauth, a Professional Corporation.
10.1       Printrak International Inc. Executive Stock Option Plan (the "Executive Plan") as amended.+
10.2       Form of Nonqualified Stock Option Agreement pertaining to the Executive Plan.+
10.3       Printrak International Inc. 1994 Stock Option Plan (the "1994 Plan").+
10.4       Form of Nonqualified Stock Option Agreement pertaining to the 1994 Plan.+
10.5       Printrak International Inc. 1996 Stock Incentive Plan (the "1996 Plan").+
10.6       Form of Stock Option Agreement pertaining to the 1996 Plan.+
10.7       Form of Restricted Stock Purchase Agreement pertaining to the 1996 Plan.+
10.8       Printrak International Inc. Employee Stock Purchase Plan -- 1996.+
10.9       Printrak International Inc. Voluntary Deferred Compensation Plan.+
10.10      Employment Agreement dated May 1, 1996 between the Company and Richard M. Giles.+
10.11      Promissory Note dated March 1, 1996 by Richard M. Giles, in favor of the Company.+
10.12      Stock Pledge Agreement dated March 1, 1996 between the Company and Richard M. Giles.+
10.13      Promissory Note dated March 1, 1996 by John G. Hardy in favor of the Company.+
10.14      Stock Pledge Agreement dated March 1, 1996 between the Company and
            John G. Hardy.+
10.15      Form of Severance Agreement between the Company and its executive officers.+
10.16      Form of Indemnification Agreement for Officers and Directors of the Company.+
10.17      Purchase and Sale Agreement dated May 12, 1995 between the Company and RICOL, LLC.+
10.18      Promissory Note of RICOL, LLC, dated May 12, 1995 in favor of the Company.+
10.19      Deed of Trust dated May 12, 1995 by RICOL, LLC in favor of the Company, as beneficiary.+
10.20      Commercial Lease dated May 13, 1995 between the Company and RICOL, LLC.+
10.21      Loan Agreement dated September 29, 1994 between the Company and Union Bank, as amended.+
10.22      Contract dated December 19, 1995 between the Company and Public Works and Government
            Services Canada.+
23.1       Consent of Stradling, Yocca, Carlson & Rauth (see Exhibit 5.1).
23.2       Consent of Deloitte & Touche LLP.
24.1       Power of Attorney (see page II-4).
99.1       Consent of G2 Research, Inc.+


- ------------------------
* To be filed by amendment.
+ Previously filed.